EXHIBIT 99.D
DESCRIPTION OF THE REPUBLIC OF SOUTH AFRICA
DATED DECEMBER 4, 2009
INCORPORATION OF DOCUMENTS BY REFERENCE
This document is an exhibit to the Republic of South Africa’s Annual Report on Form 18-K under the Exchange Act of 1934 for the fiscal year ended March 31, 2009. All amendments to such Annual Report on Form 18-K/A filed by South Africa following the date hereof shall be incorporated by reference into this document. Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modified or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.
TABLE OF CONTENTS

SUMMARY INFORMATION	1
GDP REVISIONS	3
INTRODUCTION	4
REPUBLIC OF SOUTH AFRICA	7
Area and Population	7
Government and Political Parties	7
Broad Based Black Economic Empowerment	11
Land Reform	12
Mining Industry Reform	14
Crime Prevention	15
International Relations	18
Regional Arrangements	21
Development Finance Institutions	22
Public Health	22
THE SOUTH AFRICAN ECONOMY	25
Overview	25
Principal Sectors of the Economy	30
Informal Sector of the Economy	51
Employment and Trade Unions	51
Prices and Wages	56
MONETARY AND FINANCIAL SYSTEM	58
South African Reserve Bank	58
Monetary Policy	58
Financial System Stability	63
Regulation of the Financial Sector	63

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Structure of the Banking Industry	66
Financial Sector Charter	66
Credit Allocation	67
Capital Markets	69
Gold and Foreign Exchange Contingency Reserve Account	74
THE EXTERNAL SECTOR OF THE ECONOMY	76
Foreign Trade	76
Balance of Payments	80
Reserves and Exchange Rates	85
Change in Reserves	86
PUBLIC FINANCE	87
Background	87
The National Budget Process	90
MTBPS	91
2009-2010 National Budget and Consolidated Budgets	92
Taxation	96
Company Tax	97
Revenue	99
Financing	100
Public Enterprises	101
NATIONAL GOVERNMENT DEBT	107
General	107
Summary of Internal National Government Debt	108
Summary of External National Government Debt	108
Guaranteed Debt	109
Debt Service	110
Debt Record	111
Tables and Supplementary Information	112

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In this document, the government of the Republic of South Africa is referred to as the “National Government” or the “South African Government.” The currency of the Republic of South Africa (South Africa) is the South African Rand. In this document, all amounts are expressed in South African Rand (R or Rand) or US dollars (US$, $ or dollars), except as otherwise specified. See “The External Sector of the Economy — Reserves and Exchange Rates” for the average rates for the Rand against the dollar for each of the years 2004 through 2008 and for the 8-month period ended October 30, 2009. On December 3, 2009, the rate for cable transfers of Rand, as reported by the International Monetary Fund (IMF), was R7.275 per dollar (or 0.1375 US cents per Rand).
As used herein, one billion equals 1,000 million.
References in this description to fiscal years are to the Republic of South Africa’s fiscal year beginning April 1 and ending March 31. For example, fiscal 2009 refers to the fiscal year beginning April 1, 2008 and ending March 31, 2009.
Unless otherwise stated herein, references in this description to the 2009-2010 Budget are to the 2009-2010 National Budget as released in February 2009 and not as amended by the Medium Term Budget Policy Statement (MTBPS) 2009 released on October 27, 2009. References to the 2009-2010 Consolidated Budget, which includes the 2009-2010 National Budget as part thereof, shall be construed accordingly.

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SUMMARY INFORMATION
The following summary tables do not purport to be complete and are qualified in their entirety by the more detailed information appearing elsewhere in this document.
The following tables set forth certain summary statistics about the economy of South Africa, public finance and debt of the National Government for the periods indicated.

						As of and for
						the six-month
						period ended
	As of and for the year ended December 31,					June 30,(1)
	2004	2005	2006	2007	2008	2009
			Rand (million) (except percentages)
The Economy
Gross Domestic Product (GDP) Nominal(2)	1,395,369	1,543,976	1,745,217	1,999,086	2,283,777	2,328,668	(3)

Real(4)	1,062,027	1,114,758	1,174,078	1,233,930	1,271,717	1,245,732	(3)
Real % change from prior year	4.9%	5.0%	5.3%	5.1%	3.1%	(2.0	)%(5)
Change in deflator of private consumption (%)(6)	3.9%	3.8%	4.0%	5.9%	10.2%	8.15%
Change in per capita earnings (%)(7)	4.4%	3.7%	5.4%	3.7%	2.6%	(1.04)%
Nominal GDP for fiscal year ended March 31	1,288,979	1,428,094	1,585,986	1,810,664	2,067,934	2,318,853
Total merchandise exports	310,525	352,152	436,256	533,791	704,293	278,686	(9)
Unemployment rate (%)	23.0%	23.5%	22.1%	21.0%	21.9%	23.6	%(8)
Balance of trade	(1,234)	(6,367)	(40,872)	(40,531)	(35,559)	533	(9)
Balance of payments
Current account	(44,631)	(62,179)	(110,198)	(146,076)	(169,150)	(53,264	)(9)
Financial account	44,139	76,259	106,759	153,513	103,697	53,682	(9)
Change in gross gold and other foreign reserves	29,944	47,617	47,852	45,996	92,677	(42,489)
Rand/Dollar exchange rate (average)	6.45	6.36	6.76	7.05	8.25	8.62	(10)
Consumer prices (2000=100)	122.1	123.8	128.0	133.9	143.5	165.0	(11)
Producer prices (2000=100)	124.8	127.7	132.4	142.6	158.2	193.5	(11)
Average monthly yields for listed National Government debt securities 5-10 yrs	9.199	8.020	7.991	8.098	9.148	7.982
Average monthly yields for listed National Government debt securities > 10 yrs	9.527	8.067	7.938	7.985	9.100	8.448
Average annual yields on bankers’ acceptances	7.63	7.02	7.70	9.69	11.57	7.44

	As of and for the fiscal year ended March 31,
							2010	2010
	2004	2005	2006	2007	2008	2009(13)	Estimates(14)	MTBPS(15)

Main Government Revenue	299,431.2	347,854.4	411,747.9	481,197.0	559,774.8	608,348.3	642,990.1	570,934.6
% of GDP(2)	23.2%	24.4%	26.0%	26.6%	27.1%	26.2%	26.0%	23.7%
Main Government Expenditure	328,666.2	368,459.4	416,684.0	470,192.5	541,498.8	633,063.7	738,562.8	752,522.9

	As of and for the fiscal year ended March 31,
							2010	2010
	2004	2005	2006	2007	2008	2009(13)	Estimates(14)	MTBPS(15)
% of GDP(2)	25.5%	25.8%	26.3%	26.0%	26.2%	27.4%	29.9%	31.3%
Main Budget Deficit	(29,235.1)	(20,604.9)	(4,936.1)	11,004.5	18,275.0	(27,715.1)	(95,572.6)	(181,588.3)
% of GDP(2)	(2.3)%	(1.4)%	(0.3)%	0.6%	0.9%	(1.2)%	(3.9)%	(7.5)%
Net borrowing requirement	(35,080.3)	(27,900.3)	(2,584.8)	10,228.9	20,370.1	(23,796.0)	(90,372.6)	(175,844.0)
Change in cash and other balances(12)	(3,807.9)	(16,178.9)	(26,735.6)	(16,636.2)	(18,894.4)	(7,534.0)	9,614.1	(1,142.0)

Notes: — n/a = not available

(1)	As of and for the six-month period ended June 30, 2009 unless otherwise stated.

(2)	At market prices.

(3)	Estimate for first half of 2009, seasonally adjusted and annualized.

(4)	At constant 2000 prices.

(5)	Real GDP growth is the sum of real non-adjusted and non-annualized GDP in first two quarters of 2009 compared with the first two quarters of 2008.

(6)	Change in deflator of private consumption is deflator for first two quarters of 2009 (based on seasonally adjusted and annualized quarterly data) compared to equivalent period in 2008.

(7)	Real growth rate in per capita earnings.

(8)	Quarterly Labor Force Survey (QLFS) as of June 2009.

(9)	Sum of non-adjusted quarterly estimates for first two quarters of 2009.

(10)	Rand/Dollar rates are averages for the first six months of calendar 2009.

(11)	As of August 30, 2009.

(12)	The total debt of National Government (net) is calculated with due account of the bank balances of the National Revenue Fund (balances of National Government’s accounts with the South African Reserve Bank (SARB) and the Tax and Loans Accounts with commercial banks).

(13)	Final outcome for fiscal 2009, as reflected in the MTBPS (October 2009)

(14)	Estimates as reflected in the 2009-2010 Budget.

(15)	Estimates as revised and reflected in the MTBPS (October 2009).

Source: South African National Treasury, SARB and Statistics SA (Stats SA).

GDP REVISIONS
The GDP information reported and discussed in this Description of the Republic of South Africa does not reflect changes to the method of calculating GDP that will be fully reflected in the SARB’s reports beginning with the Quarterly Bulletin for the third quarter of 2009. These changes are being made pursuant to a periodic benchmarking and rebasing exercise undertaken by Stats SA and the SARB. As part of this change in methodology, the base year for calculating GDP estimates will be reset from 2000 to 2005. South Africa expects the changes in methodology to result in modest increases in reported real GDP and in average growth rates of real GDP.

INTRODUCTION
South Africa has been an established constitutional democracy since 1994, when it held its first fully democratic national elections. South Africa has the most developed economy in Sub-Saharan Africa, and accounts for one-third of the aggregate GDP of Sub-Saharan Africa. The South African economy is diverse and supported by a well developed legal system and a sophisticated financial system. The major strengths of the South African economy are its services and manufacturing sectors, its strong physical and economic infrastructure and its abundant natural resources, including gold, platinum metals and coal.
The country’s fourth fully democratic national elections took place on April 22, 2009, and saw the ruling African National Congress (ANC) maintaining its significant majority in Parliament. On May 9, 2009, ANC President Jacob Zuma was sworn in as the President of South Africa, replacing Kgalema Motlanthe, who became deputy president.
South Africa’s most recent phase of economic growth, which was its longest expansionary period on record, began in September 1999 and came to an end in the fourth quarter of 2008, when the economy experienced a seasonally adjusted and annualized contraction in real GDP for the quarter. Interruptions in electricity supply in 2008, together with a general cooling off of consumption by households, partly related to high debt levels, tighter interest rate policies and reduced consumer confidence, contributed to a loss of economic momentum, which was exacerbated by the global downturn. As a result, South Africa experienced further quarterly annualized contractions in real GDP and its first recession in 17 years, with real GDP contracting by an annualized 4.5% in the first half of 2009.
The 2009 MTBPS GDP growth projections estimate a contraction of 1.9% in 2009, 1.5% growth in 2010, and 3.2% growth in 2012.
As in many other economies, the National Government has taken steps to mitigate the impact of the global crisis on the economy through more expansionary fiscal and monetary policies and measures to support ailing industries. Healthy public finances and strong partnerships with business and labor have facilitated the National Government’s actions to reduce the impact of the crisis. Short-term initiatives included R6.1 billion set aside by the Industrial Development Corporation (IDC) to assist distressed companies combat the effect of the economic turmoil, and an additional R2 billion being allocated to the Land Bank to support rural development. The principal aim of these interventions is to assist labor intensive industries (including agriculture, clothing, manufacturing and services industries) in an attempt to preserve jobs.
The National Government had, prior to the global crisis, embarked on an extensive infrastructure development program, which has mitigated the impact of the global crisis on South Africa’s economy although it could not fully offset the dramatic decline in external demand. In a continuation and expansion of its infrastructure development program, infrastructure investments totaling R872 billion between fiscal 2010 and fiscal 2012 are planned to stimulate growth and development and reduce bottlenecks in the economy. The investment will mainly be used to finance public transportation, roads and rail networks, provincial infrastructure projects as well as municipal infrastructure and bulk water systems. Gross fixed capital formation by the public sector increased from 5.9% of GDP in the second quarter of 2007 to 9.4% in the same period of 2009. In addition, the National Government plans to shift resources to higher priorities, including job creation, education, health, rural development and fighting crime and corruption.
The contraction in GDP negatively impacted total employment, which declined by 5.3% in the third quarter of 2009 compared with the previous year. Job creation is expected to lag the return to economic growth. A declining inflation rate, coupled with deteriorating domestic economic conditions, prompted the Monetary Policy Committee of the SARB to lower interest rates by 500 basis points between December 2008 and August 2009. In September 2009, inflation was 6.1%, remaining outside of the SARB’s target range of 3-6%. However, in October 2009, the Consumer Price Index (CPI), for the first time in 31 months fell within the SARB’s inflation target range at 5.9%.
Tax reforms designed to decrease income tax rates while broadening the tax base have led to significant tax revenue growth in recent years, with general National Government tax revenue increasing every year from fiscal 1995 to 2007. However, since peaking in fiscal 2008, tax revenue has fallen, with the greatest declines in VAT receipts, company taxes and trade taxes. The audited main budget revenue outcome of R608.3 billion for fiscal 2009 was R17 billion lower than the original budget estimate of R625.4 billion, and R2.8 billion lower than the revised estimate of R611.1 billion published in the 2009-2010 Budget.
However, tax revenue is expected to reach 26.2% of GDP by fiscal 2013, driven by a recovery in household consumption and corporate profits, and supported by measures to broaden the tax base and improve tax compliance.
Prior to the economic downturn, strong revenue growth resulted in a rising tax-to-GDP ratio. The slowdown in economic activity has meant a significant reversal of cyclical revenue income and a widening of the budget deficit for fiscal 2010. Over the next three years, the deficit is expected to recover along with the recovery in revenue and the economy. The National Government continues to strike a balance between the sustainability of financing government priorities and the impact of the tax burden and changes in debt stock on economic activity. The budget deficit is expected to increase from 1.0% of GDP in fiscal 2009 to 7.6% of GDP in fiscal 2010. As the economy recovers, tax revenues will rise automatically. The deficit is projected to fall gradually after fiscal 2010, resulting in an average budget deficit of 5.5% of GDP across fiscal 2010, 2011 and 2012. The budget deficits will be financed primarily through increased domestic and international borrowing, which is made possible by prudent past borrowing practices.
Against this background, South Africa continues to address a legacy of great divisions within the population, largely along racial lines, which have taken a heavy toll on human development and the economy. These divisions are evidenced by the chronically high formal sector unemployment rate (which the official estimate puts at 23.6% as of June 2009) and the widely divergent nature of the economy, in which vast sections of the populace still suffer significant inadequacies in areas such as housing, sanitation, health care and education, while a minority enjoys the benefits associated with a highly developed society. The National Government has expressed its firm intent to continue to address South Africa’s social and developmental challenges within a consistent, growth-oriented fiscal and budgetary framework.
The economic challenges facing South Africa are to support the economy in a sustainable fashion through the economic downturn while continuing to meet the National Government’s commitments and spending priorities, which include broadening participation, increasing service delivery, minimizing the effects of the global recession, extending opportunities to all, strengthening industrial development and trade performance and accelerating the pace of job creation and employment. These challenges will be met, in part, through sound tax policy and the stabilization of public spending within a fiscal framework that takes international and domestic risks into account.
As the National Government pursues these goals, it recognizes that private sector confidence, respect for private property rights, cooperation between labor and management and reduced levels of criminal violence will continue to be important determinants of South Africa’s ability to achieve sustainable economic growth and employment opportunities for all economically active South Africans.

REPUBLIC OF SOUTH AFRICA

REPUBLIC OF SOUTH AFRICA
Area and Population
South Africa is situated on the southern tip of the African continent, with the Atlantic Ocean to the west and the Indian Ocean to the east. The north of the country shares common borders with Namibia, Botswana and Zimbabwe and, to the northeast, the country shares a border with Mozambique. South Africa also shares common borders with the kingdoms of Lesotho and Swaziland. The total surface area of South Africa is approximately 1,219,090 square kilometers, with over 3,000 kilometers of coastline.
South Africa comprises nine provinces, which are the Eastern Cape, Free State, Gauteng, KwaZulu-Natal, Limpopo, Mpumalanga, Northern Cape, North West and Western Cape Provinces.
In the former racial classification that formed the basis for the apartheid system, “Black” referred to persons of original African indigenous origin, “Asian” to persons of Asian origin, “White” to persons of Caucasian ethnic origin and “Coloured” to persons of mixed race. While the South African Government no longer makes any unfair discrimination based on race, the country’s history of racial division and racial and ethnic differences continues to have social and economic significance. This is because social and economic policies are judged partly by their ability to address disparities and discrimination and to equalize opportunities. Therefore, in this document, reference to such racially classified statistics is made occasionally to illustrate those disparities.
According to the mid-year population estimates of 2009, South Africa’s population is estimated by Stats SA to be approximately 49.3 million people, of which 25.5 million people, representing 52% of the population, are female. Approximately 79.3% were Black, 9.0% were Coloured, 2.6% were Indian/Asian and 9.1% were White. Further, the most densely populated parts of South Africa are the four major industrialized areas, the Pretoria/Witwatersrand/Vereeniging area of Gauteng (which includes Johannesburg), the Durban/Pinetown/Pietermaritzburg area of KwaZulu-Natal, the Cape Peninsula area of the Western Cape and the Port Elizabeth/Uitenhage area of the Eastern Cape. These areas, which occupy only 4% of the country’s total surface area, account for over 50% of its urban population.
Stats SA also estimates the average life expectancy in South Africa for females to be 57.2 years, and for males to be 53.5 years. However, it should be noted that life expectation estimates vary, primarily due to differences in assumptions about the rapidity with which the HIV epidemic will spread (see “ — Public Health — HIV and AIDS”).
South Africa has a diverse population consisting of Afrikaans and English speaking whites, Asians, coloureds, Khoi, Nguni, San, Sotho-Tswana, Tsonga, Venda and persons that have immigrated to South Africa from across the globe. By virtue of the country’s diversity, South Africa has 11 official languages, namely Afrikaans, English, isiNdebele, isiXhosa, isiZulu, Sepedi, Sesotho, Setswana, siSwati, Tshivenda and Xitsonga. According to the results of the census conducted in 2001, isiZulu is the mother tongue of 23.8% of the population, followed by isiXhosa at 17.6%, Afrikaans at 13.3%, Sepedi at 9.4% and English and Setswana at 8.2% each. IsiNdebele is the least spoken language in South Africa, at 1.6%.
Government and Political Parties
Constitution
Following the repeal of apartheid legislation, South Africa held its first democratic election in 1994. The final Constitution was adopted in 1996 and phased in between 1997 and 1999. South Africa’s Constitution is hailed as one of the most progressive in the world and enjoys high acclaim internationally. The Constitution states that South Africa is “founded on a commitment to achieve equality, to promote and protect human dignity and to advance human rights and freedoms.” The Constitution enshrines the principles of supremacy of the rule of law, universal adult suffrage, regular elections and multi-party democracy. The Bill of Rights contained in Chapter 2 of the Constitution is one of the world’s broadest, guaranteeing freedom of speech, movement and political activity, and providing persons accused of crimes with many legal protections including the right to a speedy trial and the right to remain silent. The Bill of Rights also enshrines the right to adequate housing, food, water, education and healthcare, and prohibits discrimination on the basis of race, gender, sexual orientation, age, pregnancy or marital status.

The Constitution provides for the separation of powers among the legislative, executive and judicial branches of the National Government. Under the Constitution, the bicameral Parliament, in which the legislative authority of the National Government is vested, is comprised of a National Assembly and a National Council of Provinces.
The National Assembly consists of no fewer than 350 and no more than 400 members elected on the basis of proportional representation pursuant to which political parties receive seats in proportion to the votes cast for the parties concerned. Of the 400 seats in the National Assembly, approximately 200 seats are selected from provincial lists, with a fixed number allocated to each province. The remaining seats are filled from national lists to ensure proportionality in accordance with the total number of votes cast for each party in the national election.
The National Council of Provinces consists of 90 members (namely 54 permanent members and 36 special delegates). Each of the nine provincial legislatures elects 10 representatives.
The Constitution provides for national elections every five years and places all elections and referendums in the country for all three spheres of government (being national, provincial and local) under the control of the Independent Electoral Commission (IEC). The most recent national and provincial elections were held in April 2009 and the next elections are due to take place in 2014.
Each province has its own chief executive, the premier. The premiers are elected by the provincial legislatures concerned from among its members. The powers of the premier are exercised in consultation with a provincial executive council, which is constituted in a manner similar to the Cabinet in the National Government. The provinces exercise limited power on a national level, principally through their representatives in the National Council of Provinces and also through their power to block Parliamentary action affecting the constitutional position and status of the provinces.
Political Parties
The ANC, which was founded in 1912 and led the struggle against apartheid, is the ruling party in eight of the nine South African provinces and is the most influential party in South Africa in terms of the size of its electoral constituency support. The ANC occupies 264 of the National Assembly’s 400 seats. Each year the ANC holds a National Conference, which is its highest decision-making body, and which decides the policies of the ANC, adopts proposed constitutional amendments and elects the National Executive Committee. At its 52nd National Conference held in Polokwane, Limpopo from December 16-20, 2007, the ANC elected the current president of South Africa, Jacob Zuma, as president of the ANC, and Kgalema Motlanthe as his deputy.
The Democratic Alliance (DA), founded in 2000, currently serves as the official opposition in the National Assembly. In the 2004 elections, the DA won 50 of the 400 seats in the National Assembly and after the 2009 elections it now holds 67 seats. In early 2007, Helen Zille assumed the leadership of the DA after former leader Tony Leon stepped down.
On November 10, 2008, a faction of the ANC broke away from the party and launched a new political party, called the Congress of the People (COPE), led by former ANC chief whip and Defense Minister Mosiuoa Lekota and former Gauteng Premier Mbhazima Shilowa. COPE won 30 seats in the National Assembly following the April 2009 elections.
The Inkatha Freedom Party (IFP) was founded in 1975. In 2004, the IFP won 28 seats in the National Assembly which were reduced to 18 after the 2009 elections. The current leader of the IFP is Chief Mangosuthu Buthelezi.
A number of minority parties make up the balance of the seats presently held in the National Assembly, including the United Democratic Movement (three seats), the Independent Democrats (four seats) and the African Christian Democratic Party (four seats).
Presidential Developments
Under the Constitution, the executive authority of the National Government is vested in the President, who serves as both Head of State and Head of Government. The President must be elected by a majority vote of the members of the National Assembly following which the President must resign his or her seat in the National Assembly. Following the June 1999 elections, Thabo Mbeki of the ANC succeeded Nelson Mandela as President and continued to serve as President following the 2004 elections. Phumzile Mlambo-Ngcuka, who had been serving in the Cabinet as Minister of Minerals and Energy, was appointed as the first female Deputy President of South Africa in July 2005, replacing Deputy President Jacob Zuma who was released from his duties following allegations of corruption. On September 20, 2006 the charges of corruption against Jacob Zuma were struck from the court roll because the state was not ready to proceed with its case. The National Prosecuting Authority (NPA) attempted to recharge Zuma, but the Pietermaritzbug High Court ruled on September 12, 2008 that the decision to prosecute Zuma on corruption, racketeering and tax evasion charges was procedurally invalid.
On September 20, 2008 the ANC announced that it had decided to recall Thabo Mbeki from office before his term expired. The ANC released a statement in which it stated that the decision to recall Mbeki had been made in light of a High Court judgment, which suggested executive meddling in the decision to prosecute Jacob Zuma. On September 21, 2008 Thabo Mbeki tendered his resignation to the then Speaker of the National Assembly, Baleka Mbete. Mbeki’s resignation became effective on September 25, 2008.
As Thabo Mbeki had not been voted out of office, there was no constitutional obligation on members of his Cabinet to resign. Nevertheless, 14 Cabinet members resigned, of whom six resigned permanently while the other eight members indicated that they would be willing to serve under a new president, and the ANC requested them to remain in their positions.
Following Mbeki’s resignation, the National Assembly voted by secret ballot to determine which of two nominees (that of the ANC and that of the DA) would fill the vacant office of president. Kgalema Motlanthe captured the majority of the votes and was sworn in as South Africa’s President on September 25, 2008, with Baleka Mbete appointed as his deputy.
On January 12, 2009, the Supreme Court of Appeal held that the Pietermaritzburg High Court had erred in its ruling regarding the declaration that the decision of the NPA to prosecute Zuma was invalid. The matter was taken on appeal to South Africa’s highest court, the Constitutional Court, and the matter was set to be heard on May 12, 2009. However on April 6, 2009, the NPA announced that it had dropped the corruption charges against Mr. Zuma, citing political interference in the legal process.
2009 National and Provincial Elections
In April 2009, approximately 23 million South Africans registered to vote in the national and provincial elections, compared to the approximately 20.6 million people registered to vote in the 2004 elections. This included South Africans who were abroad as of March 12, 2009, as the Constitutional Court ordered that all South African citizens who were registered to vote (including those citizens who would be abroad on the election day) would be entitled to vote in the elections.
The IEC approved the candidate lists of 42 political parties that contested the national and provincial elections. Of these parties, 28 political parties were registered to contest the national election for the National Assembly. Of these 28, 11 political parties applied to contest all nine provincial legislatures, 14 political parties applied to contest only some provinces and three parties applied to contest only the election to the National Assembly.
On April 22, 2009, a total of 17,919,966 South Africans cast their votes. The elections of April 22, 2009 were considered fair, transparent and credible by the IEC. The official general election results were announced on April 25, 2009. The ruling ANC won the elections, receiving 65.9% of the votes cast in respect of the national elections. The DA remained the official opposition of the ANC with 16.66% of the votes, and COPE, the party formed in 2008 as a break-away party from the ANC, came in third with 7.42% of the votes.
The table below sets out the National and Provincial Assembly seats secured by political parties following the April 2009 general elections.

	Number of seats in		Number of seats in
	National Assembly		Provincial Assembly
Political Party
ANC	264	(66%)	126	(63%)
DA	67	(16.75%)	32	(16%)
COPE	30	(7.5%)	16	(8%)
IFP	18	(4.5%)	9	(4.5%)
UDM	4	(1%)	3	(1.5%)

	Number of seats in		Number of seats in
	National Assembly		Provincial Assembly
Freedom Front Plus	4	(1%)	3	(1.5%)
ID	4	(1%)	3	(1.5%)
ACDP	3	(0.75%)	3	(1.5%)
United Christian Democratic Party	2	(0.5%)	1	(0.5%)
Azanian People’s Organization	1	(0.25%)	1	(0.5%)
Azanian People’s Convention	1	(0.25%)	1	(0.5%)
Minority Front Party	1	(0.25%)	1	(0.5%)
Pan Africanist Congress of Azania	1	(0.25%)	1	(0.5%)

Total	400	100.0%	200	100.0%

Note: — Numbers may not total due to rounding.

Source: IEC; http://www.elections.org.za/NPEPWStaticReports/reports/ReportParameters.aspx?catid=9.
On May 9, 2009, following the ANC’s victory in the elections, Jacob Zuma was inaugurated as the fourth democratically elected President of the Republic with Kgalema Mothlanthe as his deputy.
Zuma Administration
The Constitution provides for a Cabinet consisting predominantly of members of the National Assembly, who retain their seats while in the Cabinet. Cabinet portfolios are allocated by the President. The Cabinet generally operates by consensus rather than by voting. On May 10, 2009, President Zuma announced his Cabinet, which consists of 34 ministers who are members of Parliament, in addition to the President and the Deputy President, as well as some structural changes to the National Government. Several departments have been split and new departments have been created. President Zuma also announced his intention to form a National Planning Commission (NPC) which has now been established and is based in the Presidency. The NPC is responsible for strategic planning for the country, and aims to ensure adherence to the “National Plan” by all spheres of the National Government. The NPC is headed up by the former Minister of Finance, Trevor Manuel. Trevor Manuel’s replacement as Minister of Finance is Pravin Gordhan, who had headed the South African Revenue Services (SARS) for the past decade.
Key structural changes in the National Government are as follows:
•	the Department of Minerals and Energy (DME) was split into two separate departments, the Department of Mineral Resources (DMR), headed up by Susan Shabangu, and the Department of Energy (DOE), headed up by Dipuo Peters;

•	the Department of Education was split into two separate departments, the Department of Basic Education, headed up by Angie Motsheka, and the Department of Higher Education and Training, headed up by Blade Nzimande;

•	the Department of Housing was renamed the Department of Human Settlements to take on a more holistic focus, and is headed up by Tokyo Sexwale;

•	the Department of Land Affairs was renamed the Department of Rural Development and Land Reform, and is headed up by Gugile Nkwinti;

•	the Department of Water Affairs and Forestry was partially merged with the Department of Environmental Affairs and Tourism to become the Department of Water and Environmental Affairs, and is headed up by Buyelwa Sonjica;

•	a new Department of Economic Development has been established to focus on economic policy-making, and is headed up by Rob Davies. The implementation functions with respect to economic policy-making will remain with the Department of Trade and Industry (DTI), which is headed up by Ebrahim Patel;

•	the Department of Agriculture has been renamed the Department of Agriculture, Fisheries and Forestry, and is headed up by Tina Joemat-Peterson;

•	the Department of Provincial and Local Government has become the Cooperative Governance and Traditional Affairs Office, and is headed up by Yunus Carrim;

•	a new ministry named the Department of Women, Youth, Children and People with Disabilities has been created, and is headed up by Noluthando Mayende-Sibiya; and

•	there are also additional monitoring and evaluation competency in the Presidency to monitor and evaluate the performance of the National Government in all three spheres. There are two Ministers in the Presidency: one for the NPC and one for performance monitoring, evaluation and administration within the Presidency.
Other key appointments include Barbara Hogan as Minister of Public Enterprises, who was replaced by Aaron Motsoaledi as Health Minister, and former Foreign Minister Nkosazana Dlamini-Zuma as Home Affairs Minister. Dlamini-Zuma’s replacement as Minister of the renamed Department of International Relations and Cooperation is Maite Nkoana-Mashabane. Nathi Mthethwa retains his position as Minister of Safety and Security, but this ministry has been renamed the Police Ministry.
Legal System
The South African legal system is based upon Roman-Dutch law and incorporates certain elements of English law, subject to the Bill of Rights contained in the Constitution. Judicial authority in South Africa is vested in the courts, which are established pursuant to the Constitution. The Constitution is the supreme law of the land and no other law can supersede the provisions of the Constitution. The Constitutional Court has jurisdiction as the court of final instance over all matters relating to the interpretation, protection and enforcement of the terms of the Constitution and is the court of first instance on matters such as those concerning the constitutionality of an Act of Parliament referred to it by a member of the National Assembly. Decisions of the Constitutional Court are binding upon all persons and upon all legislative, executive and judicial organs of state. Matters not falling within the jurisdiction of the Constitutional Court fall within the jurisdiction of the Supreme Court, which consists of the Supreme Court of Appeal and various High Courts. Judgments of the Supreme Court of Appeal are binding on all courts of a lower order, including the High Courts, and judgments of the High Courts are binding on the lower courts within their respective areas of jurisdiction.
The Chief Justice and the Deputy Chief Justice of the Constitutional Court are appointed by the President in consultation with the Judicial Service Commission (JSC) and the leaders of parties represented in the National Assembly. Sandile Ngcobo has been appointed as the new Chief Justice of the Constitutional Court to replace Pius Langa who, together with four other judges who have served the court since its inception, retired in 2009. The Judge President and Deputy President of the Supreme Court of Appeal are appointed by the President after consulting with the JSC only. The remaining judges of the Constitutional Court, the Supreme Court of Appeal and the High Courts are appointed by the President on the advice of the JSC.
Broad Based Black Economic Empowerment
Broad based black economic empowerment (BBBEE) is a core tenet of the National Government’s initiative to address the economic exclusion of previously disadvantaged South Africans by encouraging the redistribution of wealth and opportunities to such persons. As part of this initiative, the National Government enacted the Broad Based Black Economic Empowerment Act of 2003 (BBBEE Act), which became effective in April 2004. For purposes of the BBBEE Act, “black people” is a generic term which means Africans, coloureds and Indians. On June 18, 2008, the High Court of South Africa ordered that South African Chinese be included within the ambit of the BBBEE Act. The BBBEE Act aims to facilitate BBBEE by promoting economic transformation to allow meaningful participation by black people in the economy; changing the racial composition of ownership and management structures in enterprises; promoting investment programs that lead to BBBEE; enabling access to economic activities, infrastructure and skills for black women and rural and local communities; increasing the extent in which workers, communities, cooperatives own and manage enterprises; and promoting access to finance for black economic empowerment.
The DTI has, as empowered by the BBBEE Act, issued Codes of Good Practice (Codes) on Black Economic Empowerment (BEE). The Codes, which were promulgated on February 9, 2007, must, as far as is reasonably possible, be applied by every organ of the National Government and local government and every public entity in issuing licenses, implementing procurement policies, determining qualification criteria for the sale of state-owned enterprises and developing criteria for entering into public private partnerships. The Codes cover concepts such as the measurement of ownership and management control, preferential procurement, employment equity, skills development, enterprise development, residual (industry specific and corporate social investment initiatives), and also qualifying small enterprise sections. Other issues covered include fronting practices, specified verification issues relating to the complex structures, multinationals and state-owned/public entities. These Codes, which are subject to review by the Minister of Finance in 2017, are intended to encourage both public and private entities, through the issuing of licenses, concessions, sale of assets and preferential procurement, to implement appropriate BEE initiatives.
The BBBEE Act does not place a legal onus on private sector companies to comply with its provisions. In addition, the Codes have given multinational companies flexibility in the manner in which they can implement the Codes should they wish to do so. A multinational company trading in South Africa can retain sole ownership of its South African subsidiary, provided that alternative measures to broaden economic participation by black people, in terms of the Codes, are exercised. This retention of ownership by a multinational over its South African subsidiary can be achieved, for instance, by ensuring that its procurement policies or retail functions and service providers have BEE status.
The BBBEE Act places a legal obligation on state agencies to contribute to BBBEE, including when developing and implementing their preferential procurement policies. The existing Preferential Procurement Policy Framework Act No. 5 of 2000 (PPPFA) has had to be amended in order to align it with the BBBEE Act and the Codes. The draft amended PPPFA was gazetted for public comment on August 20, 2009. The draft PPPFA provides that all spheres of government must have a mechanism in place that would bring about categories of preference in contract allocation when procuring goods and services to advance previously disadvantaged individuals.
Although the BBBEE Act does not require private sector entities to comply with its provisions, a number of sectors within the South African economy anticipated the enactment of the BBBEE Act and its principles and committed themselves to transformation charters. The BBBEE Act provides for the DTI to publish and promote any transformation charter for a particular sector of the economy, provided that charter has been developed by the major stakeholders in that sector and advances the objectives of the Act. These charters set out a blueprint and timeline for the transformation of the relevant economic sectors. Examples include the Mining Industry Charter, the Petroleum and Liquid Fuels Charter, the Maritime Sector Charter, the Tourism Charter, the Information and Communications Technology Sector Charter, the Advertising Industry Charter, the Financial Sector Charter (see “Monetary and Financial System — Financial Sector Charter”), the Property Sector Charter, the Construction Sector Charter, the Charter for the Agricultural Sector (AGRIBEE Sector Charter), the Media, Advertising and Communication Sector Charter and the Aviation Sub-Sector Charter. Other transformation charters are being developed and have been released for comment by the accountancy, bus-commuter and coach services, tourism, transport, liquor, healthcare, gambling and gaming and forestry industries and professions.
Going forward, some of the biggest challenges facing the National Government in relation to the implementation of BBBEE include educating the South African public on the objectives, opportunities and perceptions relating to BBBEE, providing certainty as to the requirements of BBBEE, ensuring that the objectives of BBBEE are properly adhered to and encouraging investment in South Africa.
Land Reform
Land reform in South Africa is a complex issue, due both to the apartheid era’s legacy of dispossessing black South Africans of their land and to current human development challenges. The National Government seeks to, within the framework of the judicial process and the Constitution’s protection of private property rights, facilitate the equitable transfer of land to South Africans who were previously dispossessed of their land as a result of the land dispossession policies of the previous regime in South Africa.
In order to achieve such equitable land transfer, the National Government has developed a land reform strategy program that focuses on restitution, redistribution and land tenure reform, as outlined in a 1997 White Paper on Land Affairs. Restitution involves either returning land or providing alternative compensation to persons who have been deprived of their land; redistribution encourages the acquisition of land by disadvantaged South Africans (with the aid of government grants); and land tenure reform aims to create a unified and secure system of landholding.
The Department of Rural Development and Land Reform (formerly the Department of Land Affairs) had previously set 2014 as the deadline for achieving land reform in South Africa through the redistribution of 30% of white owned commercial agricultural land to those previously dispossessed of such land. In June 2007, the National Policy Conference of the ANC resolved that it was necessary to develop a detailed strategy in order to meet the 30% target. Pursuant to this, the Department of Public Works released a policy document on the expropriation of land and other property in the public interest or for public purposes. The policy document had two main objectives: (1) to enable the state to use expropriation as a means to affect land reform and (2) to align the Expropriation Act of 1975 with the Constitution. To achieve these goals, the Expropriation Bill was presented before Parliament on April 11, 2008, and after certification of the Bill, was published for public comment. On August 27, 2008, the Portfolio Committee on Public Works withdrew the Bill until further notice, stating that more time was needed to ensure consultation with a wide variety of stakeholders.
It has become apparent that the goal to redistribute 30% of white-owned commercial agricultural land to those previously dispossessed thereof will not be achieved by 2014. By November 2009, the National Government had managed to redistribute 5% of such land, and it now appears that the National Government will extend the deadline for the intended redistribution to 2025.
The Communal Land Rights Act of 2004 (CLRA) was enacted to extend full legal recognition and status to all land tenure rights held under various communal land tenure systems, without changing their character. In terms of the CLRA, these rights are registerable in the deeds registry system and as such are protected and enforceable in law. However, on October 30, 2009, the High Court handed down a judgment declaring 15 key provisions of the CLRA, and in particular those providing for the transfer and registration of communal land, the determination of rights by the Minister of Agriculture and Land Affairs and the establishment and composition of land administration committees, invalid and unconstitutional. This decision effectively renders the CLRA impossible to implement in its current form. The judgment will be referred to the Constitutional Court for confirmation, as only the Constitutional Court has the power to strike down legislation. If the Constitutional Court confirms the judgment, the National Government will have to reconsider its approach to the reform of communal land tenure.
However, notwithstanding the hurdles faced by the National Government, its Land Redistribution for Agricultural Development (LRAD) program, which commenced in 2001, is transferring land at an accelerating pace and is now supported by the Comprehensive Agricultural Support Program which ensures that adequate agricultural support services follow the transfer of land.
Under the LRAD program in fiscal 2009, 653 claims totaling 394,000 hectares were restored to 30,000 households, bringing the cumulative amount of land restored since 1995 to 2.47 million hectares. The Department of Rural Development and Land Reform hopes to finalize outstanding claims by the end of 2010. Under the Land Redistribution and Tenure Reform, approximately 443,600 hectares have been re-distributed. This is less than the National Government’s original target of 1.5 million hectares and the revised target of around 6.5 million hectares. The Commission on Restitution of Land Rights has developed a strategic plan to finalize the remaining claims that addresses issues such as price negotiation, untraceable claimants, disputes and jurisdiction. It is closely linked to the National Government’s strategies on alleviating poverty and ensuring food security.
The implementation of the land restitution and land reform programs are supported through allocations to the Department of Rural Development and Land Reform. Expenditure grew from R2.0 billion in fiscal 2005 to R5.9 billion in fiscal 2008, and just over R6 billion in fiscal 2009, mainly due to the increase in land reform and restitution grants. Annual expenditure on land restitution and land reform is expected to increase to R6.3 billion by fiscal 2012.
The National Government is also currently investigating policy options with regards to foreign ownership of South African land and its effect on the National Government’s ability to meet its Constitutional duties to effectively deliver on land reform. The policy options recommend that where land has been earmarked for reform, restitution or integrated human settlement, National Government approval is required for the sale of that land to foreigners.
Mining Industry Reform
Mining in South Africa has historically been undertaken largely by the private sector. The most important mining houses in South Africa include Anglo American plc, De Beers Corporation, Anglovaal Mining Ltd., BHP Billiton SA, Gold Fields Ltd., Impala Platinum Holdings Ltd., Xstrata plc and Rand Mines. These corporations, together with their affiliates, are responsible for the majority of the gold, diamond, uranium, zinc, lead, platinum, coal and silver production in South Africa.
As of June 2009, over 494,000 people were directly employed by the mining sector, of which over 169,000 were employed in the gold mining industry. As of December 2007, there were 1,515 registered mines and quarries in South Africa.
The MPRDA and the Mining Charter
The National Government enacted the Mineral and Petroleum Resources Development Act (MPRDA) in 2002. The MPRDA recognizes the state’s sovereignty and custodianship over the country’s mineral resources. The MPRDA also provides for equitable access to mineral resources, expands opportunities for HDIs, and promotes economic growth, employment and socio-economic welfare, and security of tenure. The function of processing and finalizing applications and monitoring the evaluations of rights under the MPRDA is entrusted to the Mineral Regulation Branch (the Branch). In granting rights to HDIs, the Branch’s objective for fiscal 2009 was to grant 27 such rights. The actual number of rights granted was 152. In the case of rights granted to women-led entities, the Branch granted 34 rights, far exceeding its original target of 18. By the end of March 2009, the DME had received 20,163 applications, of which 16,190 were accepted, 3,653 were rejected and 5,805 were issued. The success of the MPRDA is demonstrated by the fact that by mid-2008, employment figures in the industry reached the half million mark for the first time in many years and, whereas only one junior mining company existed at the time the MPRDA was passed, by mid-2008 there were 21 junior mining companies.
The Minister of Mineral Resources (formerly the Minister of Minerals and Energy) and representatives of certain mining companies and the National Union of Mineworkers signed the Broad Based Socio-Economic Empowerment Charter for the South African Mining Industry in October 2002 (Mining Charter), which forms part of the MPRDA.
The vision of the Mining Charter is to create a globally competitive mining industry that reflects a non-racial South Africa and draws on the human and financial resources of, and offers real benefits to, all South Africans.
The Mining Charter required that by August 2009, 40% of management should consist of HDIs, and that, within the same timeframe, women should comprise 10% of the overall labor force in the mining industry.
The Mining Charter further mandates that 26% of industry assets be transferred to HDIs by 2014. To ensure that substantive progress is made, the industry aimed to achieve 15% of this target by August 2009. As a result, several large BBBEE mining deals were concluded by various mining companies in the gold, platinum and coal sectors.
The Mining Charter is presently under review, as is required by its terms. The process is expected to be concluded by the end of fiscal 2010.
The DMR (formerly the DME) is in the process of reviewing the MPRDA, including the extent to which the aims and targets of the MPRDA have been achieved thus far. Based on this assessment, the DMR prepared a draft of the MPRDA Amendment Bill that brings about improvements to the MPRDA framework aimed at policy certainty as well as promoting investments in the mining sector. The MPRDA Amendment Bill also deals with the challenges of implementing the MPRDA, and has, as its main objective, implementing technical improvements to the MPRDA to improve efficiency in the management of the country’s mineral resources. The MPRDA Amendment Bill also seeks to improve the handling of residual stockpiles and residue deposits. It also streamlines the process of getting ministerial approval for concessions, transfers and other grants aimed at promoting and protecting new entrants into the mining industry. In addition, the National Government will evaluate the mining industry’s performance in achieving the various targets set out in the Mining Charter.
Other Mining Industry Initiatives and Legislation
The Mineral and Petroleum Resources Royalty Act of 2008 attempts to reconcile the objectives of the MPRDA with the broader economic objectives of the mining sector, including the need to stimulate investment in the sector and potential investors’ need for certainty. The Act recognizes that mineral resources are non-renewable and are part of the common patrimony of all South Africans, and thus imposes a royalty on the extraction and transfer of mineral resources. The Schedules to the Act set out the classification of the mineral resources and their corresponding royalty rate. The Act was passed by the National Assembly on August 21, 2008 and the National Council of Provinces on September 23, 2008. The Act was assented to by the President on November 24, 2008 and the effective date for the incurral of liability under the Act has been extended to March 2010, so that registration can begin from November 1, 2009.
Crime Prevention
Reduced levels of criminal violence are expected to continue to be important determinants of private sector confidence, foreign direct investment and sustainable economic growth in South Africa. The fight against crime has been identified as one of the five key priorities of the National Government.
The National Crime Prevention Strategy (NCPS) is the National Government’s official strategy to combat, control and prevent crime. The main objectives of the NCPS include:
•	promoting legislation to create a more effective criminal justice system;

•	creating a more effective prosecution system;

•	creating a more effective court system for the adjudication of cases; and

•	coordinating and integrating the departmental activities of all role players involved in dealing with crime.
In order to implement the NCPS, the Justice, Crime Prevention and Security (JCPS) Cluster was established. The Departments of Justice and Constitutional Development, Correctional Services, Defense and Military Veterans, Home Affairs, Police and State Security, are all part of the JCPS Cluster. The JCPS Cluster has structured itself to focus on two main areas of responsibility, namely operational and developmental issues relating to the justice system, and the improved safety and security of citizens.
According to the 2009-2010 National Budget, a further R5.4 billion has been allocated to interventions aimed at improving criminal justice services, the creation of an integrated fingerprint and DNA database, improving detective capacity, upgrading information technology and telecommunications systems and increasing the number of police officials, to over 204,000 in fiscal 2012. Funding has also been provided for additional policing capacity during the 2010 FIFA World Cup, the construction of new prisons and for the implementation of the Child Justice Act of 2008.
South African Police Service
Crime prevention and internal security in South Africa are primarily the responsibility of the South African Police Service (SAPS). In August 2009 the former member of the executive council for transport, community safety, and liaison in the province of KwaZulu-Natal, Bheki Cele, was appointed as South Africa’s national police commissioner. He replaced the legally embattled Jackie Selebi.
Reducing the levels of serious and violent crime remains a top priority of the National Government. The budget allocation was R31 billion in fiscal 2006, R34.6 billion in fiscal 2007, R38.7 billion in fiscal 2008, and R44.4 billion in fiscal 2009. The fiscal 2010 budget allocation is R49.4 billion and is expected to reach R59.1 billion by fiscal 2012.
To improve the capacity of the SAPS to perform its functions at ports of entry and exit, sector policing at station level and the 2010 FIFA World Cup, security personnel numbers have been increasing and are expected to reach 192,000 by March 2010, and approximately 201,000 by the end of March 2011. An additional 22,447 police personnel will be recruited by fiscal 2013, primarily to strengthen the detective services and crime intelligence. This will increase the number of police personnel from 185,313 at present to 207,760 in fiscal 2013.
The implementation of legislation promoting the rights of women and children is being strengthened. The reprioritization of spending and additional resources over the medium term will enable stepped up staffing levels to support the implementation of the Children’s Act of 2005, the Child Justice Act of 2008, and the Sexual Offences and Related Matters Act of 2007.
Throughout the nine provinces, the SAPS operates 43 area stations and 1,114 police stations. It is envisaged that these stations will be strengthened, inter alia, by developing capacity, funding key strategic initiatives and establishing working relationships with other government departments. The SAPS’ current priorities include organized crime, corruption, drugs, human trafficking, commercial crimes, serious and violent crimes (such as murder, robberies and hijackings) and crimes against women and children. The challenges faced by the SAPS include the number of police, the low morale of the police force and a lack of skills in the police force. The SAPS is attempting to tackle all of these challenges.
On September 15, 2009, the Minister of Police, Mr. Nathi Mthethwa, announced that legislation empowering police to respond more forcefully to dangerous criminals was close to finalization.
The detailed crime statistics for fiscal 2009 show that although violent crime decreased from fiscal 2008, it nevertheless accounted for 32.7% of South Africa’s recorded serious crime for fiscal 2009. Violent crime included seven categories of serious crime, being murder, attempted murder, sexual offenses, assault with the intent to inflict grievous bodily harm, common assault, aggravated robbery and other robbery.
More specifically, when compared with fiscal 2008 figures, in fiscal 2009, common robbery (as opposed to aggravated robbery) decreased by 8.94%, attempted murder by 2.6%, common assault by 2.6%, murder by 1.8% and assault with intent to do grievous bodily harm by 3.0%. Sexual offenses increased by 12.0%. However, this figure is likely to be inaccurate as it may be in part attributable to legislative changes whereby, under the new Sexual Offences and Related Matters Act of 2007, a number of new categories of crime have now been included. Accordingly, a proper comparison may only be possible at the end of fiscal 2010. Aggravated robbery also increased by 0.8%.
Similarly, property-related crime decreased in fiscal 2009, with malicious damage to property decreasing by 3.6%, arson by 9%, motor vehicle theft by 7%, theft out of or from motor vehicles by 3.6%. However, residential burglary increased by 1.9%, burglary at business premises increased by 9.2%, commercial crime increased by 16.6% and shoplifting increased by 18.5%. Crime dependent on police action for detection, such as illegal possession of firearms, increased by 2.1%, while drug-related crime increased by 5.5%.
The fight against organised crime previously fell within the mandate of the Directorate of Special Operations (DSO), also known as the Scorpions. In 2001, the DSO was established as a division of the NPA in order to act as a multidisciplinary agency in the investigation and prosecution of organized crime and corruption. Their mandate was focused on the four strategic areas of organized crime, organized corruption, serious and complex financial crime, racketeering and money laundering.
At the ANC’s National Conference in Polokwane in December 2007, the ANC passed a resolution to give effect to ‘the Constitutional imperative that there be a single police service.’
Notwithstanding criticism from various circles, in 2009, the National Prosecuting Authority Amendment Act and the South African Police Service Amendment Act were passed, disbanding the DSO and replacing it with the Directorate for Priority Crime Investigations (DPCI). These two Acts also moved the new organized crime fighting unit from the control of the NPA, to within the SAPS.

The DPCI was launched in July 2009, the same day that the DSO ceased to exist. Mr. Anwa Dramat, a former deputy police commissioner in the Western Cape, was appointed as the head of the DPCI. According to the 2009 MTBPS, the fight against organized crime will be boosted through a proposed additional allocation for the DPCI so that personnel will increase from 350 investigators in fiscal 2010 to 2,400 investigators by fiscal 2013.
Between 2001 and 2008, South Africa’s score on the Corruption Perceptions Index published by Transparency International improved from 4.8 to 4.9 (on a scale of 0 to 10) but the country dropped in rank from 38 out of 91 countries to 54 out of 180.
The Department of Correctional Services is also taking steps to emphasize rehabilitation of criminal offenders, which is aimed at reducing repeat offenses. According to the Institute of Race Relations, between 1995 and 2009, the total prison population increased by 33% and the number of awaiting-trial detainees grew by 93%. Five new prisons, which are to house 15,000 offenders, are to be constructed through partnerships with private contractors.
Department of Justice and Constitutional Development (DOJCD)
The DOJCD is tasked with the rendering of accessible, fair, speedy and cost effective administration of justice. Its key strategic objectives are capacitating and restructuring the courts, integrating the justice system, catering to the needs of vulnerable groups and improving the maintenance system to relieve the pressure on the courts.
In order to improve the standard of service delivery, the DOJCD has appointed 62 magistrates and 16 judges during fiscal 2008, which brings the total number of permanent magistrates and judges to 1,830 and 199 respectively. To bring court services closer to marginalized communities in impoverished and rural areas, the process for court rationalization and the redemarcation of magisterial districts has continued, with the process expected to be completed by fiscal 2010.
Amongst court services, the objectives and measures of the DOJCD include:
•	reducing the case backlog in regional courts by between 25% and 30% per year, from 20,452 cases in fiscal 2007 to 14,500 in fiscal 2010 through 37 dedicated case backlog courts;

•	reducing the case cycle time for criminal cases involving children by 11% per year, from a case time of 18 months to 16 months in fiscal 2010 through the implementation of the provisions of the Child Justice Act of 2008; and

•	reducing the number of cases on court dockets by increasing matters being dealt with by admission of guilt fines from 30,115 in fiscal 2008 to 10,000 in fiscal 2011.
The Child Justice Act was signed into law in May 2009 but will come into effect in April 2010. This Act raises the age of criminal capacity from seven to 10 years, and is aimed at ensuring that child offenders would be imprisoned only as a last resort.
Expenditure of the DOJCD will be focused on modernizing courts and their systems and procedures, improving case flow management, promoting the use and development of indigenous languages in courts, monitoring the institutional efficiency of all courts and broadening access to court services. For court services, expenditure will grow at an annualized rate of 14.4% between fiscal 2006 and fiscal 2012 due to the implementation of a number of projects including new legislation, physical court security and special projects related to the 2009 FIFA Confederations Cup and the 2010 FIFA World Cup.
NPA
The NPA is empowered to institute criminal proceedings on behalf of the state and to carry out any necessary functions incidental to instituting criminal proceedings. Over the years, various units have been added, resulting in a formidable prosecuting and crime fighting force. The largest unit within the NPA structure is the National Prosecuting Service, which houses most of the NPA’s prosecutors. Other units include the Asset Forfeiture Unit and specialized units such as the Specialized Commercial Crime Unit, the Witness Protection Program, the Priority Crimes Litigation Unit and the Sexual Offences and Community Affairs Unit.
In fiscal 2008, the SAPS, the NPA and the DOJCD met to discuss and define matters relating to the differences between the departments when reporting on conviction rates.

Owing to differences in focus areas, conviction rates are measured differently by the SAPS and the NPA/DOJCD. The differences in the manner in which conviction rates are generated are compounded by the different processes followed in the respective departments. As a result, it is not possible to draw any correlation between the statistics published by the different bodies at present. However, in conjunction with the various departments, the Integrated Justice System has been tasked with the responsibility of developing a new integrated system which will track the individual throughout the system, thereby providing information on what has happened to the individual, as opposed to the charge or court case alone.
Utilizing present procedures, the Institute of Race Relations records that the SAPS conviction rate was 26.8% during fiscal 2008, down from 28.4% during fiscal 2007 and the NPA conviction rate was 85.9% in fiscal 2008, up from 85.8% in fiscal 2007.
International Relations
After becoming a republic in 1961, South Africa became increasingly politically isolated from other nations and subject to economic, cultural and political sanctions by the international community because of the apartheid system. With the transition to democracy, South Africa has re-established its links with the outside world.
As of November 2007, South Africa hosted 115 high commissions and embassies as well as 21 international organizations. South Africa has 103 embassies and high commissions and 14 consulates abroad.
South Africa was a founding member of the United Nations (UN) in 1945. In 1994, it resumed its seat in the UN General Assembly, from which it had been prevented from participating since 1974. South Africa was elected as a non-permanent member of the UN Security Council for a two-year period, which ended on December 31, 2008.
South Africa has been active in other bodies and functional committees of the UN, including:
•	International Criminal Tribunal for Yugoslavia (2005 to 2009): Judge J. Moloto;

•	UNHRC, the successor to the Commission on Human Rights (2006);

•	International Criminal Court (2003 to 2009): Judge N. Pillay; and

•	International Tribunal for the Law of the Sea (2005 to 2014): Judge A. Hoffmann.
South Africa also served on the following subsidiary bodies of the UN Economic and Social Council:
•	Commission for Social Development (2006 to 2009);

•	Statistical Commission (2006 to 2009);

•	Commission on Sustainable Development (2007 to 2010);

•	Commission on Population and Development (2007 to 2010); and

•	Commission on Crime Prevention and Criminal Justice (2007 to 2010).
On September 1, 2008, South African Judge N. Pillay was appointed as the UN Human Rights Commissioner in Geneva, Switzerland.
In 1994, South Africa rejoined the Commonwealth, from which it had been obliged to withdraw shortly after it became a republic in 1961. South Africa is a donor country to the International Development Association (IDA), the concessional lending arm of the International Bank for Reconstruction and Development (also known as the World Bank) and is a member of its political risk insurance arm, the Multilateral Investment Guarantee Agency.
South Africa is a member of the G-20, a permanent forum for informal dialogue on key economic and financial policy issues among systemically significant economies. The G-20’s mandate is to help shape the international agenda, to discuss economic and financial issues in areas where consensus had not yet been achieved, and to “lead by example.” In 2008 and 2009, the G-20 led key policy discussion and actions in the economic and financial sector including responses to the global financial crisis, financial regulation and architecture, and macro—economic stability. South Africa is a member of the Financial Stability Board, a structure responsible for the coordination and monitoring of progress in the strengthening of financial regulation globally. South Africa is ahead of many countries globally in the implementation of the key financial standards, especially with regard to bank supervision and compensation.
South Africa has also strengthened its partnership in the Organisation for Economic Co-operation and Development and participates in numerous programs as a full participant and regular observer, is a signatory to the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and undertakes peer reviews in numerous sectors including economic assessments. South Africa plays a leading role in the region in the area of tax administration and has played a key role in the establishment of the African Tax Administrators Forum an initiative aimed at enhancing the capacity and capability of African tax administrators and in enhancing domestic resource mobilization.
South Africa is a founding member of the General Agreement on Tariffs and Trade, participated in the Uruguay Round of Multilateral Trade Negotiations and acceded to the Marrakesh Agreement in 1994.
South Africa became a founding member of the World Trade Organization (WTO) upon its establishment in 1995. Furthermore, Canada, the European Union (EU), Japan, Norway, Russia, Switzerland, Turkey and the United States have included South Africa in their generalized system of preferences. In October 1999, South Africa signed an Agreement on Trade, Development and Cooperation, known as the European Trade Agreement, with the EU so as to consolidate strategic links between South Africa and its largest trade and investment partner. South Africa’s bilateral relationship with the EU was elevated to a higher level following the commencement of full implementation of the South Africa EU Trade and Development and Co-operation Agreement, which took effect in May 2004.
South Africa is a founding member of the IMF and has always been regarded as a member in good standing with full access to technical and financial assistance from the IMF. South Africa’s quota in the IMF is 1,868.5 million special drawing rights (SDRs) and its 18,935 votes account for 0.85% of the total number of votes. This places South Africa in 24th position in terms of voting power. In 1993, South Africa drew down SDR614.4 million from the IMF to compensate for a shortfall in agricultural exports resulting from the severe drought that affected southern Africa in 1992. This was fully repaid in December 1998, and as of October 30, 2009, South Africa’s current financial position in the IMF reflects no borrowing from the IMF.
South Africa is a founding member of the World Bank and joined its private investment arm, the International Finance Corporation (IFC), in 1957, a year after the IFC’s formation. With the first fully democratic national elections in 1994, South Africa regained the full rights and obligations of membership of the World Bank and its affiliated agencies, from which it had previously been suspended. Cooperation between South Africa and the World Bank has continued to develop since the signing of a memorandum of understanding in 1995.
In 2007, South Africa and the World Bank developed a Country Partnership Strategy (CPS) for fiscal years 2008-2012. The strategy supports South Africa’s national, regional, and international development priorities. It aims to build a stronger and more dynamic partnership, with a main focus on providing advisory services and knowledge sharing, and an improvement in the dialogue between South Africa and the World Bank Group since the previous Country Assistance Strategy was prepared in 1999. This CPS proposes that the World Bank Group’s engagement shifts from a largely pre-determined program of activities to a demand-driven, results-orientated approach, where the relevant government departments and agencies, who are the end-users of the advisory services and knowledge-sharing, determine the areas of cooperation, take ownership of the projects and co-manage them together with the World Bank from their inception to their conclusion. Broad priorities are defined for the entire period, while specific activities are agreed on a yearly basis in a manner consistent with South Africa’s planning and budgeting cycle. World Bank instruments to be used are primarily economic and sector work (formal reports and informal policy notes), technical assistance and capacity building. The financing sources are the World Bank budget and grant facilities, which are limited, and the National Government’s own budget. The National Government has indicated its willingness to increasingly deploy its own budget to finance World Bank knowledge services. In addition, the National Government and the World Bank will investigate the possibility of working together to mobilize trust funds to ramp up knowledge and capacity building support for South Africa, including for regional partnerships.
In addition to this knowledge sharing based relationship, South African government has, in 2009, supported an application by South Africa’s power utility, Eskom, for a US$3.75 billion loan from the World Bank to support

Eskom’s infrastructure investment aimed to sustain and increase electricity generation to meet national demands and that of other neighbouring countries. If it is approved by the IRBD’s Board, the Eskom project will not only help increase generation capacity and avoid an energy crisis across southern Africa, but will also serve as a down payment on a greener future.
The IFC’s committed portfolio in South Africa has grown steadily and, as of September 30, 2009, was US$500 million, the second largest in Sub-Saharan Africa after Nigeria. South Africa partners with the IFC in delivering technical and advisory assistance to organizations in South Africa and the region, with the aim of reducing poverty through private sector growth. The IFC’s strategy is to: (i) support South African companies going north and going global; (ii) provide advice and financing within South Africa where there are underserved niches in the local market and where IFC can bring value added that complements local capabilities; and (iii) offer advisory services and related support for smaller business, with a focus on the informal sector and education.
South Africa has benefited from some of the IFC facilities (Global Trade Liquidity Pool) that are targeted at the response to the financial crisis. South African financial institutions have also partnered with the IFC to facilitate trade finance in Sub-Saharan Africa. IFC has pledged to support South African Clean Technology Investment Plan through financing amounting to US$200 million, which is part of the of US$500 million financial envelope from the Clean Technology Fund (CTF). The CTF Trust Fund Committee endorsed the South African CTF Investment Plan in October 2009, paving the way for South Africa to move closer to its vision of generating four percent of its electricity from renewable energy by 2013.
South Africa is the only African country to participate as a donor in the IDA, which is the World Bank’s concessional lending window, since 1960. IDA raises funds through three-year replenishment cycles and provides interest free loans and grants to eligible countries (i.e., countries with gross national income per capita of less than US$1,135). IDA resources are allocated based on Performance Based Allocation which takes into account eligible countries’ performance on institutions and governance factors. In 2007, during the IDA 15 replenishment negotiations, South Africa pledged a total contribution of R204 million to the overall US$41.6 billion resource envelope. South Africa agreed to make three annual payments of R68 million, in January 2009, 2010 and 2011, respectively.
IDA has played a significant role in assisting low income countries’ (LICs) response to the financial crisis. It is projected that IDA will spend up to US$16.2 billion between 2009 and the first half of 2010. This involves a front loading of US$2 billion of annual resource countries for countries affected negatively by the crisis. A temporary Crisis Response Window has also been established to further strengthen IDA’s response to the crisis.
In addition to contributing financial resources, South Africa has played a significant role in advancing the representation and “voice” of LICs in IDA decision making. For the benefit of Sub-Saharan Africa, South Africa has encouraged increased funding for regional projects and has helped to ensure a ring fencing of half of IDA resources for Sub-Saharan Africa.
South Africa played a leading in the establishment of the African Union (AU), to which it became the member in July 2002 after signing and ratifying the Sirte Declaration. The AU succeeds the Organization for African Unity, an organization established in 1963 by African States. President Thabo Mbeki, the second President of the democratic South Africa, became the first President of the AU. As a member of the AU, by virtue South Africa is the member of the United Nations Economic Commission for Africa. South Africa hosts one of the organs of the AU, the Pan African Parliament which was opened in September 2004. The Pan African Parliament consists of elected representatives from the five regions of Africa.
South Africa is a member, and the first chair, of the New Partnership for Africa’s Development (NEPAD), a policy framework for Africa’s development approved by several African leaders in 2001. NEPAD’s primary objectives include: eradicating poverty; promoting principles of human rights and democracy in Africa; placing African countries, both individually and collectively, on a path of sustainable growth and development; halting the marginalization of Africa in the globalization process and enhancing integration into the global economy; and accelerating the empowerment of women.
South Africa became a member of the African Development Bank (AfDB) by acceding to the founding articles of the AfDB in 1995. Membership of the AfDB is based on shareholding and shareholders have voting right. In 2007, South Africa formalized its membership to the African Development Fund (ADF), an AfDB fund providing concessional lending to low-income African countries from donor contributions that are replenished at three-yearly cycles. South Africa doubled its contribution of R33.7 million that it allocated for ADF X (2005—2007) to R67.4 million for ADF XI (2008—2010). South Africa and AfDB Country Strategy Paper (CSP) for South Africa covering 2008—2012, dated February 2008, was approved by the Board of Directors on April 9, 2008. The 2008-2012 CSP is aimed at enhancing the AfDB’s partnership with South Africa and is based on three pillars namely: (i) enhancing private sector competitiveness, (ii) partnership for regional integration and development, and (iii) knowledge management and capacity building. The strategy will continue to build on the AfDB’s comparative advantage in the areas of financial intermediation and infrastructure development, as articulated in the deliverables for the remaining CSP period. The implementation of the strategy will be enhanced by the establishment of the AfDB’s South Africa Field Office that will focus on South Africa, SACU countries and Zimbabwe.
South Africa promotes the interests of developing countries with regard to poverty reduction, debt relief and the democratization of international relations through its work at the G-20, participation at the World Bank and IMF meetings, and discussions with the Group of Eight Industrialized Countries at their summits.
Regional Arrangements
South Africa is a member of the Southern African Customs Union (SACU). The other SACU members are Botswana, Lesotho, Namibia and Swaziland (the BLNS countries). SACU is intended to promote trade among its members. Goods flow freely among the union members, unimpeded by internal tariffs or quantitative restraints. There is a common tariff on goods imported from outside the customs union. All import duties or tariffs collected on goods imported from outside the customs union are paid into a common pool. South Africa makes payments from the pool annually to the BLNS countries according to the current formula, which takes account of these countries’ imports and their production and consumption of dutiable (excisable) goods, as well as non-trade related payments.
SACU commenced negotiations with the United States and the European Free Trade Area in May 2003 with a view towards a bilateral free trade agreement. All SACU members other than Botswana are also members of the Common Monetary Area (CMA). The CMA allows for the unrestricted transfer of funds within the monetary area, a common capital market and substantially uniform exchange control regulations with respect to the rest of the world. The Multilateral Monetary Agreement provides for a uniform exchange control border around the four participating countries. Under certain circumstances, South Africa’s CMA partners may approach the SARB for short-term financial assistance. They also have access to South Africa’s foreign exchange markets.
In 1994, South Africa became a member of the Southern African Development Community (SADC), which aims to promote regional economic development and stability. The other members of SADC are Angola, Botswana, Democratic Republic of the Congo, Lesotho, Malawi, Mauritius, Mozambique, Namibia, the Seychelles, Swaziland, Tanzania, Zambia and Zimbabwe. The SADC assigned to South Africa the responsibility of overseeing the finance and investment sector. South Africa’s mandate is to facilitate the process of “community building” in the region through gradual, progressive integration of the region’s financial systems; to harmonize and coordinate the efforts and key policies of individual governments to permit capital to flow freely within the SADC; and to encourage increased inflows of capital from outside the region. The SADC has also established the Regional Indicative Strategic Development Program, which is intended to provide SADC member states with a coherent and comprehensive development agenda on social and economic policies over the next decade, to align the SADC with the NEPAD aims and make the SADC an effective implementation agent for NEPAD and the AU.
The Committee of SADC Stock Exchanges, established in 1997, is pursuing initiatives such as harmonizing listing requirements, facilitating dual listings, introducing depository receipts, promoting cross-border investment, harmonizing procedures for clearing and settling stock exchange transactions, introducing entry-level qualifications for market practitioners, and establishing e-mail and internet links among the stock exchanges.
Since 1995, the SARB has participated in the activities of a separate Committee of Central Bank Governors (the Committee) in the SADC to pursue closer monetary cooperation between regional central banks and to promote financial and economic development. The Committee provides a forum for the exchange of ideas on economic development and financial policies and has contributed significantly to better intra-regional cooperation on issues of central banking.
The SADC Protocol on Trade, intended to lead to the creation of a duty-free area in the SADC over an eight-year period, was implemented in 2000. The implementation is expected to involve greater cooperation between customs authorities in procedures and monitoring of trade in the region. The long term goal is that strong regional economic cooperation will increase the competitiveness of the region by improving production costs, efficiency and technology transfer. The SADC is also working towards creating a free trade area. In August 2008, South Africa was appointed, for a one-year period which ended in September 2009, as the chair of the SADC at the Summit of SADC Heads of State. At the summit, the SADC Free Trade Area (FTA) was launched, which is the first milestone in the regional economic integration agenda. The Summit recognized that free trade in the region will create a larger market, releasing potential for trade, economic development and job creation. The FTA agreement is part of the SADC’s ongoing efforts to create strong relations with Southern African countries through trade. The SADC, which is now chaired by the Democratic Republic of Congo, also aims to create a regional customs union by 2010, to be known as the Southern African Customs Union.
It is anticipated that free trade will develop an efficient transport and communications network within the sub-continent and coordinating security arrangements and regional crime prevention policing, with specific attention given to money laundering, drug trafficking, illegal migration and extraditing criminals.
Development Finance Institutions
South Africa has 11 national Development Finance Institutions (DFIs) which are state-owned and report to their respective National Government shareholder departments. DFIs were created to promote social and economic development within South Africa. They do so by providing funds related to a variety of development-associated objectives such as job creation, provision of low cost housing, agricultural development, small and medium enterprise development and industrial and infrastructure development.
DFIs are funded through a mixture of National Government funds, such as grants, guarantees, borrowings and state income. Only two DFIs, the Development Bank of Southern Africa (DBSA) and the IDC, are allowed to invest outside of South Africa’s borders in other African countries. The IDC is the largest DFI in terms of balance sheet size, with assets of R90.4 billion (as of March 31, 2009), followed by the DBSA at R33.2 billion, which grew by 19% from R27.9 billion in the previous year. The IDC is the only DFI to pay income tax (at corporate rates). DFIs are governed by the Public Finance Management Act (PFMA) and their own individual legislation and regulations. The IDC intends to invest more than R70 billion in the economy over the next five years, of which R6.1 billion will be set aside to assist distressed companies.
According to the 2009 MTBPS, the DFIs will expand their role in financing public-sector infrastructure investment. To support this process, the National Government is providing additional support to the major DFIs. By increasing the callable capital of the DBSA, the bank expects to be able to increase lending by about R102 billion over the next five years. In addition, the Land Bank will be recapitalized to allow it to focus on lending.
In addition, the National Government has emphasized that DFIs need to operate on a financially stable basis. It is therefore a policy priority that improvements are made to the coordination, oversight and governance of DFIs as well as enhanced monitoring of their financial performance and development impact.
Public Health
HIV and AIDS
The socio-economic impact of the HIV and AIDS epidemic on South Africa is significant and the National Government has made the curtailment and treatment of this disease a high priority. This is part of the multi-pronged strategy to improve public health services which also includes hospital revitalization, increasing the numbers of public health workers and levels of remuneration of such workers, the introduction of new-generation child vaccines as well as improved infectious disease and tuberculosis (TB) control programs.
The strategic focus of the Department of Health is to strengthen HIV prevention and AIDS-related disease management and control, which remains one of the priorities of the National Government. A multi-sectoral strategic approach is adopted in dealing with the spread of HIV and mitigating the impact of AIDS-related morbidity and mortality. It is anticipated that this approach ensures that all relevant stakeholders will play an active role in combating HIV and AIDS.
Accordingly, during calendar 2007, the National Strategic Plan (NSP) was launched. The NSP covers the period of 2007 to 2011. The plan consists of 18 high level goals and hundreds of sub-objectives. The broad groups of intervention are:
•	prevention;

•	treatment, care and support;

•	research, monitoring and surveillance; and

•	human rights and access to justice.
The NSP spells out clear, quantified targets and places a high priority on monitoring and evaluation. The primary goals are to reduce the rate of new HIV infections by 50% by 2011 and to mitigate the impact of AIDS on individuals, families and communities. It provides an appropriate package of treatment, care and support services, which include counseling and testing services, healthy lifestyle intervention and nutritional support in order to meets these targets.
The continued implementation of the NSP will require the recruitment of thousands of health professionals and an extensive training program to ensure health workers’ safe, ethical and effective use of medicine.
The 2009-2010 National Budget added an additional R1.578 billion to the Comprehensive HIV and AIDS grant to screen all pregnant women, step up mother-to-child transmission and improve drug regimens by implementing dual and triple therapy.
According the 2009 MTBPS, the Department of Health’s conditional expenditure (HIV and AIDS grant) will rise from R4.4 billion in fiscal 2009 to R7.3 billion in fiscal 2012.
The total dedicated budget for HIV and AIDS across the National Government (which includes the Departments of Health, Social Development, Education and Defense as well as research and vaccine development done via the Medical Research Council) will rise to R8.2 billion in fiscal 2010 and R10.3 billion in fiscal 2012 (excluding donor expenditure).
Estimates of the number of people infected with HIV in South Africa vary according to the information supplied by the source in question. Stats SA estimates that the number of new infections as at mid-year 2009, was 413,000 or 0.84% of the population, totaling 1,986 daily new infections. HIV infection rates are declining due to prevention and an increase in treatment, which is primarily attributed to a recent increase in the number of facilities providing Anti-Retroviral Treatment (ART). The Actuarial Society of South Africa estimates that the change in the number of new infections in 2008 decreased by 1.5% as compared to 2007, which is the tenth consecutive year since 1998 that the number of new infections has decreased.
Stats SA has estimated that by mid-year in 2009, 5.2 million or 10.6% of the population was living with HIV in South Africa. According to the National HIV and Syphilis Antenatal Sero-Prevalence Survey (2008), the Department of Health estimates that there were an estimated 5.3 million HIV positive people in South Africa.
The highest prevalence rates are found in the public sector pre-natal groups. Pre-natal surveys do suggest, however, that national prevalence rates are leveling off and possibly beginning to decrease. Prevalence rates vary substantially throughout provinces, with KwaZulu-Natal (39.1%) being the highest and Western Cape (15.1%) the lowest, as measured among pre-natal clinic attendees during the sample period 2004-2006. Variations also exist within districts in provinces.
By mid-year in 2009, Stats SA estimates that there were 870,000 people on ART in South Africa. In his National Address on World Aids Day (December 1, 2009), President Zuma announced drastic changes to the National Government policy on the treatment of HIV/AIDs. Effective from April 2010, all HIV positive children under the age of one will receive free ART, regardless of the level of their CD4 count. All pregnant HIV positive women with a CD4 count of 350 or less, or with HIV symptoms (regardless of their CD4 count level), will have access to ARTs.

Currently such women are only eligible when their CD4 count levels are less than 200. All TB patients with HIV will receive ART if their CD4 count levels are 350 or less.
By 2009, 96% of public health facilities offered voluntary counseling and testing services which is a marked improvement from the 64% of facilities offering these services in 2005.
TB and other initiatives
The NSP states that the epidemics of TB and HIV are linked, with 50-80% of TB patients being HIV positive in southern Africa. The high overall prevalence of HIV in South Africa has thus contributed to an increasing incidence of active TB.
As referred to above, South Africa has experienced a steady increase in the number of TB infections. There has also been an increase in Multi Drug Resistant TB (MDR TB) and Extreme Multi Drug Resistant TB (XMDR TB), although together these variants constitute less than 1% of TB infections.
The Department of Health has implemented the Directly Observed Treatment Short-Course Strategy, promoted by the International Union Against TB and the World Health Organization. Further steps being taken to strengthen the strategy to combat TB include the tracing and treatment of treatment defaulters to improve cure rates, the hospitalization of MDR TB patients and the treatment of such patients with more expensive 2nd line drugs.
In addition, the MTEF set out in the 2009 MTBPS makes provision for a mass national vaccination campaign to reduce the incidence of measles and introduce new child vaccines for pneumonia and diarrhea. The Department of Health has also introduced a series of interventions to reduce maternal and child morbidity and mortality.

THE SOUTH AFRICAN ECONOMY
Overview
General
South Africa has the most developed, and by far the largest, economy in Sub-Saharan Africa. The South African economy accounts for a third of Sub-Saharan Africa’s GDP.
As the world experiences a financial market crisis on a scale not seen since the 1930s, South Africa’s long-term economic expansion rests on sound economic policies, healthy public finances and resilient financial institutions pursued steadily over the past 15 years. The growing economy, robust regulatory environment and developed capital markets provide favorable conditions for continued investment and growth in the period ahead.
The South African economy varies widely, ranging from “first-world” levels of development to an informal sector typical of developing countries, and to urban shantytowns and subsistence agriculture. Inequality in the economy is a primary legacy of the apartheid era, in which National Government expenditures were channeled to whites in preference to other racial groups. For example, as of June 30, 2009, unemployment among the economically active white population was 4.6%, whereas the unemployment rate among the economically active blacks was 27.9%. In the period from 1995-2008, there was a 52.8% rise in employment of blacks between the ages of 15 to 65 years, being the largest percentage increase of any racial group. There is a small but rapidly growing black middle class. Research indicates that the number of black middle class households has risen by 30% with their numbers increasing from 2 million to 2.6 million. Their collective spending power has increased from R130 billion to R180 billion. Nevertheless, the National Government continues to seek measures to redress imbalances in the economy through various initiatives, including its policy of BBBEE. See “Republic of South Africa — Broad Based Black Economic Empowerment.”
While it is the National Government’s view that increasing the level of black ownership in corporate South Africa is critically important, building the economy, increasing production, raising employment, developing young black managers and investing in skills development, inter alia, are considered just as essential in shaping the economic transformation of South Africa. Therefore the National Government has applied a holistic approach towards the economic transformation of South Africa.
GDP
After 40 quarters of uninterrupted economic growth, South Africa’s real GDP contracted at a seasonally adjusted and annualized rate of 1.8% in the fourth quarter of 2008. In the first half of 2009, real GDP contracted further at an annualized rate of 4.5%. This could be attributed to the sharp and synchronized decline in global economic activity during the second half of 2008, which continued into the first half of 2009. The 2009 MTBPS GDP growth projections estimate a contraction of 1.9% in 2009, 1.5% growth in 2010, and 3.2% growth in 2012.
Prior to the current downturn, real GDP had increased at an annualized rate of about 4% from the final quarter of 1999 to the final quarter of 2007, the longest upward trend identified since the dating of business cycles began in 1945. This was notably higher than the growth rate of 3.1% registered in the upward phases from 1986 to 1989 and 3.7% registered from 1993 to 1996, but less than the growth rate of 5.3% attained in the upward phases from 1978 to 1981 and 6.4% from 1983 to 1984. Real growth ran out of steam in the first three quarters of 2008, falling below trend and signaling the onset of a downswing, which intensified as growth subsequently turned negative. On balance, the level of real GDP in the second quarter of 2009 shrank by 3% compared with its recent peak in the third quarter of 2008, reflecting the negative impact of the deep recession in the world economy.
A sectoral analysis shows that during the prolonged 1999 to 2007 upward trend, the growth in real GDP was widely spread among the main sectors, with the exception of the mining industry where production, on balance, rose very little. By contrast, real value added by the secondary and tertiary sectors increased briskly at average annualized rates of 4.5% and 4.7%, respectively. The onset of the current downward phase of the business cycle mainly manifested itself in declines in real value added by the manufacturing and commerce sectors, and in the further deterioration in mining production in the course of 2008. By the early months of 2009, the adverse impact of the recession was clearly evident as the declines in real value added became broad-based. Consequently, with the exception of construction, and community, social and personal services, all other sectors of the economy contracted in the first half of 2009 when compared with their counterparts in the second half of 2008. The following tables set forth nominal and real GDP and expenditures for the periods indicated.
GDP Summary

						As of and for
						the six-month
						period ended
	As of and for the year ended December 31,					June 30,
	2004	2005	2006	2007	2008	2009(1)
Nominal GDP (millions of Rand) at market prices	1,395,369	1,543,976	1,745,217	1,999,086	2,283,777	2,328,668
Real GDP (millions of Rand) at 2000 prices	1,062,027	1,114,758	1,174,078	1,233,930	1,271,717	1,245,732
Real GDP Growth (percentages)	4.9	5.0	5.3	5.1	3.1	(1.8)
Population (million)	46.7	47.4	48.0	48.6	49.1	49.5
Per Capita GDP (nominal)	29,870	32,604	36,381	41,173	46,507	47,050
Per Capita GDP (real)	22,735	23,540	24,475	25,414	25,897	25,170

Notes: —

(1) First half of 2009, seasonally adjusted and annualized.

Source: SARB and Stats SA.
GDP and Expenditures
(at constant 2000 prices)

						As of and for
						the six-month
						period ended
	As of and for the year ended December 31,					June 30,
	2004	2005	2006	2007	2008	2009(3)
	Rand (million)
Real GDP at 2000 prices	1,062,027	1,114,758	1,174,078	1,233,930	1,271,717	1,245,732
Add: Imports of goods and services	300,291	331,361	394,135	433,682	443,349	372,120
Total supply of goods and services	1,362,318	1,446,119	1,568,213	1,667,612	1,715,066	1,617,852
Less: Exports of goods and services	273,694	295,580	313,454	337,013	342,899	275,048
Total goods and services available for domestic expenditure	1,088,624	1,150,539	1,254,759	1,330,599	1,372,167	1,342,804

Domestic Expenditure
Final consumption expenditure by households	684,502	731,620	792,375	844,604	864,346	842,757
Final consumption expenditure by general government(1)	203,691	213,518	224,404	235,265	247,094	255,060
Total Final consumption expenditure	888,193	945,138	1,016,779	1,079,869	1,111,440	1,097,817
Gross fixed capital formation	178,127	196,336	222,267	258,480	284,795	298,640
Change in inventories	15,473	9,245	16,508	4,177	(6,461)	(34,758)
Residual item(2)	6,831	(180)	(795)	(11,927)	(17,607)	(18,894)
Total gross domestic expenditure	1,088,624	1,150,539	1,254,759	1,330,599	1,372,167	1,342,804
Real GDP (at 2000 prices)	1,062,027	1,114,758	1,174,078	1,233,930	1,271,717	1,245,732

Notes: — Numbers may not total due to rounding.

(1)	Consumption expenditure by general government includes current expenditure on salaries and wages and on goods and other services of a non-capital nature of the general departments (not business enterprises) of the National Government authorities, provincial government authorities, local government authorities and extra-budgetary institutions.

(2)	Represents the difference between the calculation of GDP according to the expenditure and production method.

(3)	First half of 2009, seasonally adjusted and annualized.

Source: SARB.
GDP and Expenditures as Percentage of Real GDP
(at constant 2000 prices)

						As of and for
						the six-month
						period ended
	As of and for the year ended December 31,					June 30,
	2004	2005	2006	2007	2008	2009(3)

Real GDP at 2000 prices	100.0	100.0	100.0	100.0	100.0	100.0
Add: Imports of goods and services	28.3	29.7	33.6	35.1	34.9	29.9
Total supply of goods and services	128.3	129.7	133.6	135.1	134.9	129.9
Less: Exports of goods and services	25.8	26.5	26.7	27.3	27.0	22.1
Total goods and services available for domestic expenditure	102.5	103.2	106.9	107.8	107.9	107.8

Domestic Expenditure
Final consumption expenditure by households	64.5	65.6	67.5	68.4	68.0	67.7
Final consumption expenditure by general government(1)	19.2	19.2	19.1	19.1	19.4	20.5
Total Final consumption expenditure	83.6	84.8	86.6	87.5	87.4	88.2
Gross fixed capital formation	16.8	17.6	18.9	20.9	22.4	24.0
Change in inventories	1.5	0.8	1.4	0.3	(0.5)	(2.8)
Residual item(2)	0.6	0.0	(0.1)	(1.0)	(1.4)	(1.5)
Total gross domestic expenditure	102.5	103.2	106.9	107.8	107.9	107.9

Notes: — Numbers may not total due to rounding.

(1)	Consumption expenditure by general government includes current expenditure on salaries and wages and on goods and other services of a non-capital nature of the general departments (not business enterprises) of public authorities. Public authorities include National Government authorities, provincial government authorities, local government authorities and extra-budgetary institutions.

(2)	Represents the difference between the calculation of GDP according to the expenditure and production methods.

(3)	First half of 2009, seasonally adjusted and annualized.

Source: SARB.
Following a relatively high average annualized growth rate of 5.4% during the recent upward phase of the business cycle, growth in aggregate real gross domestic expenditure became erratic in 2008 and the first half of 2009. In the first half of 2009, real gross domestic expenditure declined by 3.7%.
Measured over one year, real gross domestic expenditure declined by 2.8% in the first half of 2009. Over the same period real GDP declined at a broadly similar rate of 2.0%. This sluggishness implied little reason to expect any upward pressure from domestic demand on the average level of prices.
An analysis of the current recession from the expenditure side of the economy shows that the contraction mainly came from final consumption expenditure by households and investment in inventories. In addition, exports of goods and services declined more than imports of goods and services, thereby reducing the growth of GDP. By contrast, and in a countercyclical manner, real consumption expenditure by general government and real fixed capital formation remained relatively strong. Real final consumption expenditure by households increased at an average annualized rate of 5.3% from late 1999 to late 2007. This can be attributed to sustained increases in real disposable income of households and a surge in the real value of households’ wealth, reflecting the buoyancy of the residential property and equity markets during this period. Households’ real wealth rose at an average annualized rate of more than 10% between 2000 and 2007, before it declined, at an annualized rate of 11% from its high in the second quarter of 2007 to the second quarter of 2009. The sustained increase in real consumption expenditure by households during the upward phase also manifested itself in an increase in households’ average propensity to consume. The average propensity of households to consume rose from 97.4% during the 1990s to more than 100% from the first quarter of 2006, resulting in the household sector becoming a net dis-saver. The borrowing requirement of the household sector increased substantially in 2006 and 2007, before it moderated somewhat in 2008 and the first half of 2009.
An analysis of the more recent quarter-to-quarter changes in real consumption expenditure by households showed noticeable declines varying between annualized rates of 0.9 and 5.8% over the four quarters up to the second quarter of 2009. The strain on household finances was reflected in the slowdown in the rate of increase in the value of household debt from an average annual rate of 23.8% between 2004 and 2007 to 12.6% in 2008 and 4.6% in the first half of 2009. Despite this slowdown, households’ debt-to-income ratio remained sticky and was only marginally lower at 76.3% in the second quarter of 2009, compared with its most recent high of 78.2% in the first quarter of 2008. The easing in the monetary policy stance since December 2008 and the concomitant decline in the lending rates of commercial banks benefited indebted households as their debt-service cost was reduced from an average of 11.7% of their disposable income in the second half of 2008 to an average of 10.2% in the first half of 2009. On balance, this was still substantially higher than the average cost of 6.4% registered in 2004. In addition, households’ ratio of debt to total assets (or capital gearing) has increased substantially from a recent low of 18.1% in the second quarter of 2007 to about 22% in the first half of 2009. This suggests that the greater indebtedness of households put them in a more vulnerable position, should further adverse economic shocks to occur in the near future. Over the past decade real consumption expenditure by general government increased at an average annualized rate of 4.3%. This was slightly more than the average rate of growth in real GDP, which resulted in an increase in the ratio of consumption expenditure by general government to GDP, from an average of 18.1% in 2000 to more than 20% in 2008 and the first half of 2009. Relative to gross national disposable income, reflecting the governments’ claim on scarce and productive resources, this ratio rose from 18.7% in 2000 to around 21% in 2008 and the first half of 2009.
The increasing share of the government’s claim on gross national disposable income could mainly be ascribed to the higher growth in real outlays on intermediate goods and services relative to the growth in remuneration of employees, which was partly due to improved socio-economic development and service delivery, and to the defense procurement program. However, in the first half of 2009, the growth in the government’s real outlays on the compensation of employees still increased steadily, while outlays on non-wage goods and services contracted, probably reflecting the National Government’s commitment to job creation during the cyclical downturn in the economy.
After real gross fixed capital formation had increased at an average annualized rate of 9% in the upward phase of the business cycle, the rate of increase receded in tandem with the current downturn in economic activity from a recent high of 16.3% in 2007 to 10.2% in 2008 and 7% in the first half of 2009. The increase in real fixed capital formation during the economic upturn was due to equally strong growth in real capital expenditure by the private and public sectors. Consequently, the ratio of gross fixed capital formation to GDP increased from an average of 15% between 2000 and 2002 to 23.2% in 2008 and 24.8% in the first half of 2009. This reversal of the decline of aggregate gross domestic fixed investment relative to GDP was also evident in an appreciable increase in the net addition to South Africa’s fixed capital stock since 2004, strengthening the structural capacity of the South African economy to support sustainable higher economic growth. Output growth nevertheless outpaced the growth in the capital stock up to the end of 2007; accordingly, the capital-output ratio of the economy declined by about 8% between 2005 and 2007 when compared with the preceding four years. The improvement in capital productivity was discernible in all the major sectors of the economy, with the exception of the mining industry and the sector supplying electricity, gas and water. In 2008 and the first half of 2009 the capital-output ratio started rising. The slowdown in real fixed capital formation in the first half of 2009 occurred in the private and general government sectors, with the most pronounced deceleration being recorded in the private sector. The rate of growth in private fixed capital formation, which comprises about 70% of total fixed investment receded from 12.6% in 2007 to 6.5% in 2008. However, in the first half of 2009 a negative rate of 7.6% was registered. This slowdown was spread across the major sectors of the economy, reflecting the adverse impact of the global economic downturn through the marked decline in the volume of merchandise exports, alongside plummeting domestic demand, and plunging business confidence, coupled with the fact that the underutilization of production capacity increased markedly.
Real fixed capital formation by the public sector increased at an average annualized rate of 43% in the first half of 2009, substantially higher than the growth rates of 26.9% registered in 2007 and 19.4% registered in 2008. In keeping with the budgeted goals to address infrastructure backlogs, capital investment by the transportation sector and the sectors supplying electricity, gas and water continued to increase at a rapid pace. By contrast, real gross fixed capital formation by general government slowed in the first half of 2009, mainly on account of subdued capital expenditure by local authorities.
Classified by type of asset, the slower growth in real fixed investment spending stemmed from declines in private investment in residential buildings and in machinery and other equipment. The former was primarily in response to oversupply in some areas of the housing market alongside the weakening of the balance sheets of households, the rising trend in liquidations and sequestrations evident since the middle of 2008, and stringent credit management by banks, while the latter reflected the subdued demand for transport services associated with recessionary conditions.
Aggregate inventory investment at constant prices amounted to R16.5 billion in 2006 and R4.2 billion in 2007, but inventories then declined by R6.5 billion in 2008 and by an annualized R34.8 billion in the first half of 2009. Because these net changes in inventory levels became progressively smaller and later turned negative, the contribution to growth in aggregate real gross domestic expenditure made by inventory investment declined from 0.6% of a percentage point in 2006 to negative contributions of 1% percentage point in 2007 and 0.8% of a percentage point in 2008. Rapid declines in inventories were registered in both the second half of 2008 and the first half of 2009.
The more pronounced decline in net inventory investment from the middle of 2008 was the result of a sharp reduction of inventory levels in the mining, industrial and commercial sectors, overshadowing an increase in agricultural stocks-in-trade resulting from bumper crops. Consequently, the ratio of industrial and commercial inventories to the non-agricultural GDP declined from nearly 13.0% in 2008 to an average level of 11.1% in the first half of 2009.
The inventory reductions can be attributed to a number of factors. The relatively high level of interest rates undoubtedly raised the cost of carrying inventories, and thereby provided an incentive for manufacturers and distributors to economize on inventory holdings. The decline in the real effective exchange value of the Rand and the concurrent increase in the prices of imported goods emphasized the need to manage inventory levels closely in accordance with changing orders. In addition, expectations of a recession and the slowdown in final demand deterred inventory accumulation.
Aggregate nominal factor income rose by 14.8% in 2007 and 15.7% in 2008, but then decelerated significantly to a year-on-year rate of increase of 5.8% in the first half of 2009. This slower increase in factor income during the first half of 2009 was essentially the result of lower growth in the aggregate remuneration of employee compensation and the gross operating surpluses of business enterprises.
The year-on-year rate of increase in total employee compensation receded from 11.8% in 2008 to 8.3% in the first half of 2009. This decline was evident in all the main sectors of the economy, but more prominent in the mining, manufacturing and construction sectors where employment continued to decrease on account of job shedding and a reduction in average working hours in order to cut costs. However, owing to fierce campaigns by labor unions and the acute shortage of skilled labor, average salaries and wages continued to rise despite recessionary conditions.
The growth in aggregate operating surpluses fell from 19.5% in 2008 to 3.7% in the first half of 2009. The generally weaker growth in total gross operating surpluses from the middle of 2008 was particularly pronounced in the primary and secondary sectors. Profitability in the mining and manufacturing sectors was negatively affected by the strengthening in the exchange value of the Rand, the decline in production levels, except gold production, and the subdued performance of commodity prices. The growth in the operating surpluses of the services sectors also slowed in the first half of 2009. Although discernible in all the major sub-sectors, the slowdown was particularly prominent in the commercial and financial services sectors, reflecting the contraction in the volume of retail and vehicle sales. In addition, commercial banks’ profit margins were squeezed during a period of rising bad debts, curtailment of credit extension and progressive declines in real domestic final demand.
Real GDP growth contracted by 2.0% in the first half of 2009. The 2009 MTBPS GDP growth projections estimate a contraction of 1.9% in 2009, 1.5% growth in 2010, and 3.2% growth in 2012.
2010 FIFA World Cup
Over R20 billion in spending over the last three years was allocated for major capital projects related to the 2010 FIFA World Cup, most of which has already been spent on transportation, infrastructure and the building and/or upgrading of ten stadiums in the nine host cities. These amounts have been complemented by contributions from local government and other partners.
As a precursor to the 2010 FIFA World Cup, South Africa hosted the 2009 FIFA Confederations Cup (2009 FCC) from June 14-28, 2009. FIFA president, Sepp Blatter, hailed the 2009 FCC a success, giving the organization of the 2009 FCC a score of 7.5 out of 10. Blatter indicated to the media that he was satisfied with the way the 2009 FCC had been run and looked forward to the 2010 FIFA World Cup. In particular, security had been under scrutiny during the 2009 FCC and had passed the test. He also said, however, that South Africa had to do a little more to ensure that things ran smoothly during the 2010 FIFA World Cup. Blatter cited logistics, transportation and accommodation as areas where improvement is required.
Principal Sectors of the Economy
The following two tables set forth real gross value added and the percentage increase in gross value added for the periods indicated.
Real Gross Value Added By Sector
(at constant 2000 prices)

	For the year ended December 31,						Contribution
	2004	2005	2006	2007	2008	2009(1)	in 2009
	Rand (million)
Manufacturing	174,197	182,219	191,234	199,785	202,116	177,957	15.6
Finance, insurance, real estate and business services	201,821	212,313	227,598	243,118	255,378	256,044	22.5
General government	139,530	143,883	148,399	153,961	160,013	164,199	14.4
Wholesale and retail trade, catering and accommodation	144,111	154,606	165,804	174,479	175,436	171,299	15.1
Transport, storage and communication	103,500	109,036	116,232	122,705	127,552	128,270	11.3
Mining and quarrying	67,363	68,818	68,591	68,570	64,145	58,472	5.1
Agriculture, forestry and fishing	28,083	29,614	27,493	28,283	33,592	34,988	3.1
Electricity, gas and water	23,835	24,249	24,926	25,683	25,376	24,748	2.2
Construction (contractors)	27,830	31,268	35,494	41,552	47,322	51,802	4.6
Other producers & services (personal services)	57,183	59,705	63,170	65,703	68,382	70,161	6.2
Gross value added at basic prices	967,453	1,015,711	1,068,941	1,123,839	1,159,312	1,137,940	100.0

Percentage Growth in Real Gross Value Added by Sector
(at constant 2000 prices)

	For the year ended December 31,
	2004	2005	2006	2007	2008	2009(1)
Manufacturing	4.7	4.6	4.9	4.5	1.2	(13.6)
Finance, insurance, real estate and business services	7.9	5.2	7.2	6.8	5.0	1.0
General government	2.6	3.1	3.1	3.7	3.9	3.7
Wholesale and retail trade, catering and accommodation	5.9	7.3	7.2	5.2	0.5	(3.5)
Transport, storage and communication	4.7	5.3	6.6	5.6	4.0	1.5
Mining and quarrying	1.3	2.2	(0.3)	0	(6.5)	(8.9)
Agriculture, forestry and fishing	1.4	5.5	(7.2)	2.9	18.8	10.0
Electricity, gas and water	3.0	1.7	2.8	3.0	(1.2)	(2.4)
Construction (contractors)	11.1	12.4	13.5	17.1	13.9	12.8
Other producers & services (personal services)	2.0	4.4	5.8	4.0	4.1	3.8
Gross value added at basic prices	4.8	5.0	5.2	5.1	3.2	(1.6)

Note: —

(1) The seasonally adjusted first half of 2009 compared to the first half of 2008.

Source: Stats SA.
Finance, Insurance, Real Estate and Business Services
The finance, insurance, real estate and business services sector includes all monetary, financial and insurance institutions and retirement funds, as well as real estate, law, accounting, auditing, data processing and other business services. Also included in this sector are renting and leasing of agricultural, mining, manufacturing, construction, office and other machinery and equipment.
The growth in real value added by the finance, insurance, real estate and business services sector slowed from a rate of 5.0% recorded in 2008 to an annualized rate of 1.0% in the first half of 2009.
According to the Quarterly Employment Statistics (QES) surveys published by Stats SA, which survey enterprises registered for income tax, the finance, insurance, real estate and business services sector employed 1,908,732 persons in the quarter ended December 2008 and 1,832,489 persons in the second quarter of 2009. However, the Quarterly Labor Force Survey (QLFS) published by Stats SA, which is compiled from a 30,000-household survey, shows just 1,710,000 persons employed in the sector as at the end of June 2009.
The sector is characterized by a highly concentrated structure, with four banks, ABSA Bank Ltd., The Standard Bank of South Africa Ltd., FirstRand Bank Ltd. and Nedbank Ltd., and three insurance companies, Sanlam Ltd., Old Mutual South Africa Ltd. and Liberty Life Ltd., dominating the financial services and insurance industry. See “Monetary and Financial System — Structure of the Banking Industry.”
South Africa’s financial sector and deep capital markets have been key strengths in the country’s economic development. The banking sector is well regulated and the gradual approach to exchange control liberalization has enabled an orderly diversification of portfolios. To this point, South Africa’s domestic financial sector has been relatively unscathed from the global credit crisis because it has limited exposure to subprime assets and the frenetic round of deleveraging in major economies.
The Financial Sector Charter, in which the financial sector committed itself to addressing historical imbalances, was released in October 2003. For further information regarding this sector and the Financial Sector Charter, see “Republic of South Africa — Broad Based Black Economic Empowerment” and “Monetary and Financial System — Financial Sector Charter.”

Manufacturing
Manufacturing is South Africa’s second largest income-generating sector. This sector provides a wide range of consumer goods, notably foodstuffs, textiles and clothing, footwear, metal, chemicals and paper products. The volume of production of capital goods, such as mining machinery and transport equipment, has increased substantially in recent years.
Manufacturing production contracted markedly during the past year, its quarter-to-quarter rate of decline accelerating from 9.4% in the third quarter of 2008 to annualized rates of no less than 22% in the subsequent two quarters before moderating somewhat to about 10.9% in the second quarter of 2009. The decline in manufacturing output essentially reflected weaker demand, both domestically and from abroad. Manufacturers responded to the weaker demand by cutting output even more than the fall in demand and, consequently, reducing inventories, thereby accentuating the near-term downturn.
The decline in manufacturing production brought about a substantial reduction in the pressures on the stock of capital and labor resources employed in the sector. As a result, the utilization of production capacity fell sharply from an average of 82.7% in the second half of 2008 to 78% in the first half of 2009. Estimates indicate that labor productivity has also declined recently, confirming that businesses are using their inputs substantially less intensively. Nevertheless, nominal wage increases remained fairly high.
As of June 30, 2009 the QLFS shows that 1,873,000 persons are employed in the manufacturing sector.
It is an objective of the National Government to encourage the growth of small- and medium-sized manufacturing enterprises. The National Government’s encouragement of the expansion of the manufacturing sector focuses on mid-stream and downstream processing activities in respect of the country’s natural resources. In addition, the policy encourages exports, especially of manufactured products, and aims to improve the country’s international competitiveness by removing anti-export bias and logistical constraints.
The following table sets forth the most recent data available relating to the composition of manufacturing industry growth by sector for the periods indicated.
Composition of Manufacturing Sector Growth for Fiscal 2009(1)

		Percent
		growth	Growth contribution
		(Average	Percentage
	Weights(1)	2008-2009)	points	Percent
Petrochemicals	22.1%	3.9	0.9	34.4
Basic iron and steel	22.9%	(10.8)	(2.5)	(98.2)
Food and beverages	15.4%	4.5	0.7	27.4
Wood and paper	10.2%	(0.5)	0.0	(1.9)
Motor vehicles and accessories	10.9%	(12.8)	(1.4)	(55.3)
Furniture	5.2%	(0.6)	0.0	(1.2)
Textiles, clothing, leather and footwear	4.9%	(4.1)	(0.2)	(8.0)
Glass and non-metallic mineral products	4.8%	(4.0)	(0.2)	(7.6)
Electrical machinery	2.5%	10.0	0.2	9.9
Radio and TV	1.1%	1.3	0.0	0.6

Total(2)	100%	(2.6)	(2.6)	100

Notes: —

(1)	Weights are based on the large sample manufacturing survey of 2005.

(2)	Columns may not add up due to rounding.

Basic Iron and Steel, Non-ferous Metal Products, Metal Products and Machinery
The metallic products sector comprises a number of sub-sectors involving the working of metal, including structural metal products, engines and turbines, agricultural machinery, electrical industrial machinery and communications equipment. This sector currently represents 22.9% of total manufacturing in South Africa.
While this sector, especially the heavy engineering sub-sector, benefited from the construction boom in South Africa over the past five years, the contraction in local and global demand resulted in negative performance during fiscal 2009. Initially the sector was expected to grow even further as a result of sustained private and public sector investment in infrastructure (mainly the construction of the Gautrain rail, power plants as well as the improvements of facilities for the 2010 FIFA World Cup). However, the global recession resulted in some of these projects being deferred, including the planned midfield development at OR Tambo International Airport. Therefore, growth in the physical volume of production of the basic iron and steel, non-ferrous metal products, metal products and machinery sector contracted by 10.8% during fiscal 2009, the second worst performing sub-sector under manufacturing.
Petroleum Products, Chemicals, Rubber and Plastic
The chemicals industry (including petroleum derivatives, coke, rubber products and plastic products) is the industrial sector with the largest capital investment, amounting to more than one-third of the total fixed capital investment in the manufacturing sector. Sasol Ltd., the only South African owned chemical and fuel manufacturing enterprise, has focused partly on the production of oil through the use of low-grade coal resources providing liquid fuel and raw material for a range of byproducts, including fertilizers, waxes, explosives, paints and plastics. The development of a phosphate industry, using low-grade deposits, has made South Africa self-sufficient with regards to this material in recent years. The country is also a substantial exporter of phosphoric acid, phosphate rock and phosphate fertilizer.
Similar to other manufacturing sub-sectors, output in this sector contracted due to declining domestic and foreign demand. Production increased by 7% and 3.9% respectively in fiscal 2008 and fiscal 2009, but contracted by 11.4% in the year to August 2009.
Food, Beverages and Tobacco
The food sector includes processed foods, dairy products, oils, sugar and animal feeds. The beverages sector includes distilleries, wineries and the carbonated drinks industry. During fiscal 2009, the food sector represented approximately 8.6% of total manufacturing production volume growth, while beverages and tobacco contributed 6.8% to total manufacturing production.
The food and beverages sector is the only sub-sector in manufacturing that contributed positively toward overall manufacturing production in the first half of 2009 with an increase of 1.1% in the year to August 2009.
Furniture; Other Manufacturing
This sector includes the manufacture of furniture and fixtures made of metal, plastic or other materials, and the manufacture of minor goods. During 2009, this sector represented approximately 5.2% of total manufacturing production. The 0.6% contraction during fiscal 2009 was due to lower demand. The contraction continued during calendar 2009 with production down 22.0% in the year to August 2009.
Wood and Paper; Publishing and Printing
In 2009, the wood and wood products, paper, publishing and printing sector represented 10.2% of total manufacturing production volume growth. The major sub-sector of this industry is the publishing and printing sector, which contributes 4.3%. Output in this sector has been declining since 2008 and declined by 13.9% in the year to August 2009.
Motor Vehicles, Parts and Accessories and Other Transport Equipment
The sector includes the manufacture of motor vehicles, ships and boats, railway locomotives and rolling stock, and transport equipment parts and accessories. This sector’s contribution to total domestic manufacturing production is just over 10.0%.

Since South Africa is linked to the global economy through exports and imports, the contraction in global demand has significantly affected the manufacturing of motor vehicles, parts and accessories and other transport equipment. The job losses experienced were over 36,000 since the beginning of the year, of which over 17,500 employees were retrenched in the car assembly and the component sub-sectors of manufacturing. Furthermore, more than six component manufacturers closed business during 2009 and other companies cut their production hours to adjust to falling consumer demand.
Output in the motor vehicle and transport sector declined by 32.5% in the year to August 2009 after falling by 12.8% in fiscal 2009.
The DTI is currently investigating the possibility of including the domestic assembly of public transport vehicles, including buses and capital equipment into the new support scheme for the local auto industry, the Automotive Production and Development Programme, which could boost performance in the medium to long run.
Textiles, Clothing and Leather Goods
This sector comprises the manufacturing of clothing by cutting and sewing fabrics, leather, fur, plastic, rubber and other materials. As it is a labor-intensive industry requiring relatively low capital investment, this industry is particularly suited to South African economic circumstances and is seen as an important vehicle for creating employment. Textile production using wool, cotton and synthetic fibers, and the closely associated garment industry, have grown substantially over the years. Textile production using wool, cotton and synthetic fibers, and the closely associated garment industry, have grown substantially over the years. The sector contributed 4.9% to total manufacturing production volume during fiscal 2009.
Similar to other manufacturing sub-sectors, this sector has also seen declining production volumes since 2008. For fiscal 2009, the recorded contraction was 4.1% with a year-to-date decline of 14.7% recorded in August 2009.
Electrical Machinery and Apparatus
The manufacturing of electric motors and generators, electricity distribution and control systems, insulated wire and cable, as well as lights and lighting equipment are included in this sector. This is one of the few manufacturing production sub-sectors that contributed positively during fiscal 2009. This sector grew by 10.0% during fiscal 2009 before contracting by 0.5% during the first half of 2009.
Other Manufacturing Industries
This sector includes the manufacture of jewelry, musical instruments, sports equipment, watches, clocks and other goods not classifiable elsewhere. Jewelry manufacture is the largest sub-sector.
Other Producers and Services (Personal Services) and general government
The personal services sector, including general government services, contributed 20.5% to GDP in calendar 2008 compared with 20.6% in calendar 2007. The nature of the services provided in this sector (for example, medical and educational) requires highly trained personnel. Generally, labor productivity has been at a low level, especially in fields such as public administration and defense, but it has been increasing as the National Government has improved the utilization of its resources in recent years. The real value added by the community, social and personal services sub-sector, increased at an annualized rate of 3% in the first half of 2009.
According to the QLFS, as of June 30, 2009, the personal services sector employs 2,664,000 people.
Wholesale and Retail Trade, Catering and Accommodation
This sector comprises wholesale and retail trade and allied services, catering and accommodation services and motor trade and repair services. Activities include the resale of new and used goods and the rendering of repair services.
Growth in the real value added by this sector slowed from 5.2% in calendar 2007 to 0.5% in 2008 and declined at an annualized rate of 2.4% in the first half of 2009. The slower growth in the first half of 2008 was mainly due to slower output growth in the motor and the wholesale and retail trade sub-sectors, reflecting the slowing demand for new motor vehicles and durable and semi-durable consumer goods.
According to QES surveys, wholesale and retail trade, catering and accommodation employed 1,673,409 persons as of June 30, 2009, a 3.5% decrease when compared to the same period for the previous year.
Wholesale and Retail Trade
This sector contributed 14.1% of gross value added in 2008 and 20.2% of formal sector employment as of June 2009. Weak domestic demand negatively impacted this sector over the past year. After growing at rates of 7.2% and 5.2% in calendar years 2006 and 2007 respectively, growth in real value added by this sector slowed to 0.5% in 2008, and contracted by 3.0% in the first half of 2009. Real retail sales contracted by 5.1% year-on-year in September 2009, an improvement on the 6.5% decline in August 2009. Consumption demand, particularly for durable goods such as motor vehicles, has declined as unemployment has risen and credit extension has slowed. However, consumption is expected to resume growth in the year ahead as consumers start to benefit from the expansionary monetary policy, rising credit extension and a recovery in asset prices.
The wholesale and retail trade sub-sectors are highly concentrated, with a few large market participants dominating. The traditional role of wholesalers has been undermined by the emergence of large chain stores and retailers with significant financial power and purchasing strength. Competition is vigorous among the major chain stores operating these outlets and has led to rationalization and reduced costs throughout the distribution chain. In addition, local retailers in the lower to middle market, particularly in the food sector, have experienced increased competition from foreign retail groups. This sector has benefited from a surge in consumer spending over the last three years owing to a low inflationary environment and growth in real disposable income.
The ability of households to increase debt levels has been limited by the National Credit Act of 2006. The Act encourages responsible borrowing and avoidance of over-indebtedness and reckless lending by providing for a consistent and harmonized system of debt restructuring, enforcement and judgment. It also aims to prohibit unfair credit and credit marketing practices, and to protect consumers.
South African wholesalers and retailers have recently expanded their operations by establishing distribution and logistical networks in other African countries, particularly Mozambique, Zambia, Tanzania, Kenya and Egypt.
Furthermore, South African companies have recently entered the booming Indian market as well as the more established and mature retail markets of Britain and Australia, the latter two through the acquisition of existing operations in those countries.
Catering and Accommodation Services
Tourism is one of the fastest growing sectors of South Africa’s economy, and constitutes about 7% of employment in South Africa. The tourism industry forms part of the Accelerated and Shared Growth Initiative for South Africa’s (AsgiSA) goals to reduce poverty and unemployment and to raise the level of economic growth by an annual average of 6% between 2010 and 2014.
Almost 5.5 million foreign tourists visited South Africa in the first seven months of 2008, a 7.8% increase over the 5.1 million foreigners who visited the country in the same period in 2007. The contribution of tourism to South Africa’s GDP is estimated to have increased from R137.6 billion in 2006 to R159.6 billion in 2007. Tourism’s estimated contribution to GDP increased from 4.6% in 1993 to 8.4% in 2007. In 2007, tourism employed 941,000 persons. This was an increase of 4.91% from 2006, making the tourism industry potentially the largest provider of jobs and earner of foreign exchange. It is projected that by 2010, tourism will employ more than 1.2 million South Africans.
Analysis of the arrival figures for January to July 2008 showed that growth from South Africa’s traditional tourist markets remained strong, boosted by increases in arrivals from new markets. North America recorded an increase of 11.7% compared to the first seven months of 2007. The figures for Europe showed growth of 7.3%, with France recording an increase of 16.8%. Arrivals from Australasia grew by 10.9% and Asia showed an increase of 5%. Preparations are also well underway for the tourism boom accompanying the 2010 FIFA World Cup, with the bulk of the preparations taking place in the nine host cities.
In the second quarter of 2008, the total income for the accommodation industry increased by 33.5%, representing R1,144.1 million.
Transport, Storage and Communications
Growth in the value added of the transport, storage and communication sector slowed from 5.2% in the first half of 2007 to 4.1% in the first half of 2008. The unadjusted real value added by the transport, storage and communication industry for the first half of 2009 increased by 1.5% compared with the first half of 2008.
Transport and Storage
South Africa’s modern and extensive transport system plays an important role in the national economy and in the economy of southern Africa.
The transport sector is a major driver of economic growth through investments in international airports, expansion of ports infrastructure, the introduction of integrated public transport networks and large investments in passenger rail including the Gautrain Rapid Rail Link.
As a contributor to employment, the transport, storage and communication sector has shown a slight increase in the number of people it employed from 358,939 in June 2007, to 363,556 in June 2008 and reached 357,234 in June 2009, according to the June 2009 QES.
The road transport industry dominates the freight transport market, mainly due to its flexibility. Approximately 80% of all freight transport, 75% of all commuter transport and 95% of all other passenger travel in South Africa takes place by road. The pipeline network is responsible for the transport of more than 85% of refined fuel and gas products.
Transnet, South Africa’s state-owned transport utility, controls all South African railway networks and harbors, although certain of the port terminals such as the Richards Bay Coal Terminal are privately owned. Transnet has made significant progress in spinning off non-core assets such as South African Airways (SAA) and passenger transport services to other National Government departments as well as privatizing assets that do not fit into its freight logistics-focused business model. Transnet expects to invest R80.3 billion in infrastructure projects over the next five years up to fiscal 2013 to provide capacity ahead of demand. Effective from March 31, 2009, Transnet sold Shosholoza Meyl to the Passenger Rail Agency of South Africa (PRASA). As part of the deal, Transnet received an amount of R500 million for operational expenses for fiscal 2009.
Transnet’s multi-modal transportation operations, its 48,778 employees, R96.5 billion fixed assets and R33.6 billion turnover, make the company one of the country’s largest businesses according to Transnet’s fiscal 2009 annual report. A number of countries in southern Africa use the South African transport infrastructure to ship their imports and exports.
The national and local railway network consists of approximately 20,824 kilometers of track and is divided into 10 geographical areas under the control of Transnet Freight Rail. In recent years, it has become increasingly economical to use electrical energy for traction, and electric locomotives now haul most rail traffic.
Transportation in South Africa is coordinated by the Department of Transport, which determines policy and sets guidelines for the industry. Intercity passenger land transportation is provided by PRASA, which now, in addition to Shosholoza Meyl, incorporates Metrorail and AUTOPAX, providing for inner-city rail and long-distance rail and bus services.
The South African National Roads Agency (SANRAL) is responsible for planning, designing and constructing national roads. It is also charged with raising the financing required to develop and manage the road network and non-current assets estimated to be worth R10.133 billion in fiscal 2008. The national road system connects all the major centers in the country to each other and to neighboring countries. The South African road network comprises approximately 754,600 kilometers of roads. There is a national highway network of 16,150 kilometers, with plans to extend this to 20,000 kilometers. South Africa has the longest road network of any country in Africa. For the next three years, R70 billion will be used for road infrastructure, maintenance and upgrading and an additional R3 billion for the Expended Public Works Programme for access roads, all of which is an attempt by the National Government to alleviate traffic congestion.
The National Government intends to raise R25 billion from public and private sources to be invested in national roads, including the Gauteng Freeway Improvement Project, N2 Wildcoast and Winelands Highways and the Two Oceans Highway in Cape Town. Thus far, a R10 billion borrowing limit has been approved for SANRAL through 2025. This will increase further as more projects are approved. All new roads will be funded through the user-pay principle with electronic tolling planned to relieve congestion and enhance traffic flow around major metropolitan areas. 2010 FIFA World Cup transportation projects are funded through the Public Transport Infrastructure and System Grant, with an allocation of R11.7 billion. The National Government is using the 2010 FIFA World Cup to spur a major revolution in South African’s transportation system through investments in public transportation and road infrastructure, rail upgrades, inter-modal facilities, Bus Rapid Transit (BRT) systems, inner-city mobility systems and airport-city links.
Approximately 2.5 million taxi commuters accounted for over 63% of public transport work trips in 2006. The National Government’s Taxi Recapitalisation Programme (TRP) is underpinned by a strong desire to have an integrated public-transport system. The main objectives of the TRP are to have a taxi industry that supports a strong economy, that puts the passenger first and that meets the country’s socio-economic objectives. The TRP is part of the National Government’s broad integrated public-transport network system, which is aimed at forming part of the larger public transport feeder systems. By May 2008, the scrapping of the old and unsafe taxi vehicles and their replacement with new taxi vehicles with better safety features was on track. By July 2008, more than 14,000 old and unroadworthy vehicles had been removed from the roads and R700 million had been paid out to the taxi operators as scrapping allowances.
BRT systems provide an exciting and innovative mechanism for implementing high-quality public transportation networks that operate on exclusive lanes and incorporate current bus and minibus operators. Construction is fairly advanced on the Johannesburg phase one BRT system, which links Soweto, Nasrec, the central business district (CBD), Ellis Park, Sandton and Alexandra, the Nelson Mandela Bay BRT System, which links Motherwell and New Brighton with the CBD and the suburbs, and the Cape Town Project, which provides rapid transport services within the inner city, and to the airport as well as to the West Coast. The Department of Transport launched the first phase of the BRT system in Johannesburg on August 31, 2009. The BRT system will be rolled out to the other cities in the near future.
The Department of Transport embarked on a comprehensive program to improve rail safety and revive rail transport as a viable public transport alternative. Investment in fixed assets increased by 98% from R1.1 billion in fiscal 2007 to R2 billion in fiscal 2008, reflecting the commitment to stabilize and improve service levels to commuters. In the past two years, 1,489 coaches were refurbished at a cost of R4 billion. An amount of R300 million will be spent over the next three years as part of the Department of Transport’s Station Improvement Programme. In addition, a national signaling program has been initiated with projects planned over the next two to three years.
The National Government has also co-funded the R21.9 billion Gautrain Rapid Rail Link between Johannesburg and Pretoria. This project has commenced and will link Johannesburg, Tshwane and the Oliver Tambo International Airport through high speed rail services by 2011. The Gautrain Project is expected to reduce the severe traffic congestion along the Johannesburg-Tshwane traffic corridor, which has 300,000 vehicles per day, growing at an estimated 7% per year. The estimation indicates that the Gautrain Rapid Rail Link will reduce this amount by 20%.
In connection with the 2010 FIFA World Cup, public transport infrastructure improvements will total in excess of R17.2 billion, providing for rapid public transport networks in major metropolitan areas providing scheduled services in an efficient and affordable manner, improving service levels to existing public transport users and reducing the growth in private vehicle use.
SAA provides an extensive network of air services to all major centers in South Africa, as well as between Johannesburg and most neighboring countries. SAA is the largest air carrier in Africa, and became the first airline in Africa to join the Star Alliance Group in April 2006. SAA also provides regular service between South

Africa and Australia, Europe, the Far East, the Middle East, South America and the United States. Deregulation implemented since 1990 has resulted in the emergence of competition on both domestic and on international routes. There has been a 34% capacity increase in bilateral air services in fiscal 2008. South Africa has concluded 107 bilateral air service agreements of which 43 are active.
The commercial airport infrastructure in South Africa consists primarily of 10 airports which are owned and operated on a commercial basis by the Airports Company of South Africa Ltd. (ACSA). Previously the sole shareholder of ACSA, the South African Government sold 20% of its equity stake in 1998 to Aeroporti di Roma (ADR) for R819 million. In 2005, the Public Investment Corporation Ltd. (PIC), a body charged with the administration of the state’s pension fund, purchased ADR’s 20% equity stake for R1.67 billion. In fiscal 2008, ACSA airports collectively accommodated 36.4 million passengers (an increase of 10.6% from fiscal 2007) and 291,000 aircraft landings from nearly 50 international destinations. However, for the first time in its history, ACSA experienced a sharp decline in passenger numbers in 2009, largely due to the global economic downturn. The overall decrease of 7.7% in 2009 was accompanied by a 10.4% decrease in domestic traffic, which contributes 70% of total passenger traffic. International traffic declined by 0.74% (after a 9.9% increase in fiscal 2008). The actual total passenger numbers decreased to 33.3 million in calendar 2009, compared to the 36.1 million in calendar 2008. Aircraft landings decreased by 3.8% (after a 7.5% increase in fiscal 2008). A regulating committee has been established to, among other things, monitor service, ensure that the monopolistic position of the ACSA is not misused and protect users against excessive price levels. The Kruger Mpumalanga International Airport, which opened in October 2002, is the most recent addition to the country’s airport infrastructure. Between 2008 and 2012 ACSA plans to invest R22 billion in airport capacity, the bulk of which is focused on the 2010 FIFA World Cup. Progress of construction on the new international airport, La Mercy Airport, in KwaZulu Natal is on schedule for completion ahead of the 2010 FIFA World Cup. Completion of major construction is due for December 2009. The La Mercy Airport, which represents the largest single project ever to be undertaken by ACSA at an estimated capital cost of R6.8 billion, is expected to commence operations by March 2010, and to be fully operational by May 2010.
Approximately 98% of the country’s exports are conveyed by sea. Transnet National Ports Authority (National Ports Authority) is the port authority responsible for the economic functioning of the national ports system. The National Ports Authority was established in 2001 as a result of the restructuring of Transnet’s former subsidiary, Portnet. Portnet’s operations are now carried out by two entities: the National Ports Authority and Transnet Port Terminals. Transnet Port Terminals operates the cargo terminals at the ports.
The National Ports Authority owns and manages the seven ports within South Africa. The new Port of Ngqura, expected to become operational in late 2009, will become the National Port Authority’s eight port. The slowdown in the developed market economies, which account for four out of South Africa’s five top export destinations, had a severe negative impact on the operations of the National Port Authority. Statistics from the National Ports Authority show that from April 2008 to March 2009, container and automotive volumes handled by the National Port Authority declined by 12% and 24%, respectively during the second half of the year, compared to previous year’s levels. Total container volumes for 2009 decreased by 0.2% from the previous year, from 3.72 million twenty foot equivalent units (TEUs) in 2008 to 3.71 million TEUs in 2009.
The privately owned South African Marine Corporation and Unicorn are the country’s largest shipping lines. Their fleets of container, general cargo and bulk cargo vessels provide regular services between South African ports and the major ports of the world.
Communications
The communications sub-sector consists of postal services and telecommunications services. The South African Post Office Ltd (SAPO) is responsible for postal services, and Telkom SA Ltd (Telkom) is the leading provider of telecommunications services.
SAPO’s various post offices deliver almost 6 million letters per day to 10 million addresses in South Africa. There are approximately 2,660 postal outlets and 26 mail processing centers in South Africa providing a full range of domestic and international postal services. SAPO is wholly owned by the National Government, but has its own management structure and board of directors and prepares its own budget.

Telkom, the privatized telecommunications company, is one of the largest companies in South Africa and one of the largest communications services providers on the African continent, based on operating revenue and assets. For fiscal 2009, Telkom’s operating revenue from continuing operations grew by 6.9% to R35.9 billion. However, operating profit from continuing operations decreased by 29.6% to R6.4 billion, and cash generated from operations before dividends paid fell by 9.6% to R14.8 million. Profit for the year attributable to the equity holders of Telkom of R4.2 billion and cash flow from operating activities of R11.4 billion. At the end of fiscal 2009, Telkom had total assets of R85.8 billion and equity attributable to the equity holders of Telkom of R37.1 billion. As of March 31, 2009, Telkom had approximately 4.5 million telephone access lines in service and 99.9% of the telephone access lines were connected to digital exchanges. Telkom is reportedly in negotiations to acquire 60% shareholding in Tel-One, the Zimbabwean telecommunications services provider.
South Africa is the fourth fastest growing GSM market in the world. South Africa’s cellular phone network is currently shared by four licensees: Vodacom (Pty) Ltd., MTN Group Ltd. (MTN), Cell-C (Pty) Ltd and Virgin Mobile South Africa (Pty) Ltd. Cellular telephony is among the fastest growing sub-sectors of the South African economy. The Telecommunications Amendment Act of 1997 enabled various telecommunication facilities, including interconnection and roaming, and required two telecommunications providers to share and make available facilities and utilities for one another. Mobile number portability, which allows customers to switch networks without changing numbers, has been operational since November 2006.
Vodacom was initially established as Telkom’s mobile communications joint venture with Vodafone. Vodacom is the largest mobile communications network operator in South Africa, having an estimated market share of approximately 53% as of March 31, 2009 based on total estimated customers. Vodacom had 39.6 million customers as of March 31, 2009, of which 27.6 million were in South Africa. Vodacom has investments in mobile communications network operators in Lesotho, Tanzania, the Democratic Republic of the Congo and Mozambique. Vodacom had consolidated revenue of R55.4 billion, net profit attributable to equity shareholders of R6.0 billion and cash flow from operating activities of R11.9 billion for fiscal 2009 and total assets of R47.4 billion and equity attributable to equity holders of Vodacom of R14.0 billion at the end of fiscal 2009. On May 19, 2009, Vodacom was listed on the JSE.
In March 2009, Telkom’s shareholders approved the sale of 15% of Telkom’s stake in Vodacom to the UK’s Vodafone Group, which was subsequently sold at a price of R22.5 billion, and the unbundling of Telkom’s remaining 35% to shareholders. The deal frees Telkom from the geographic limitations previously imposed by the shareholder’s agreement with Vodafone.
As of March 2008, Telkom had 23,520 full-time, fixed line employees. Telkom’s fixed-line capital expenditure, which includes spending on intangible assets, decreased by 1.5%, from approximately R6.79 million as of March 31, 2008, to approximately R6.69 million as of March 31, 2009, and represents 19.9% of fixed-line revenue.
In 1997, the National Government sold a 30% share of Telkom to Thintana Communications LLC, a holding company owned by SBC Communications and Malaysia Telecom. In 1999, the National Government reserved the sale of a 10% equity share of Telkom to BBBEE groups, the National Empowerment Fund and Telkom employees and in March 2003, an initial public offering of Telkom shares was completed. By November 2004, Thintana had sold approximately half of its holdings to the market and the rest to the PIC, in anticipation of the PIC facilitating a BBBEE transaction. By May 2005, a portion of this shareholding had been on-sold to a BBBEE consortium called the Elephant Consortium. As of March 31, 2009 the PIC owned 6.7% of Telkom’s issued shares directly but Black Ginger 33 (Pty) Ltd., a wholly owned subsidiary of the PIC, owned a further 8.9% of Telkom’s issued shares. The Elephant Consortium owned 7.2% of Telkom’s issued shares through a special purpose vehicle and the National Government owned 39.8% of Telkom’s issued shares. Rossal No 65 (Pty) Ltd. and Acajou Investments (Pty) Ltd. owned 2.2% and 1.6% of Telkom’s issued shares respectively. The remaining 33.6% of Telkom’s issued shares were in free float. Telkom declared an ordinary dividend of 115 cents per share and a special dividend of 260 cents per share, for fiscal 2009, which was a decrease of 43.2% of the ordinary dividend of 660 cents per share declared in fiscal 2008. The dividend was paid to shareholders on July 20, 2009. See “Public Finance — Public Enterprises.”
Telkom is currently listed on the JSE and the New York Stock Exchange (NYSE). However, according to the 2008/2009 Annual Report of Telkom, the Telkom board of directors has decided to delist Telkom from the

NYSE given the current global economic situation, Telkom’s desire to reduce its cost base and the fact that maintaining a listing in the United States has become expensive.
The Telecommunications Amendment Act of 2001 was introduced to amend the Telecommunications Act of 1996 and to make provision for the introduction of a second operator providing telecommunications network services in South Africa, thereby breaking the monopoly held by Telkom. The Electronic Communications Act was signed into law in July 2006, and aims to promote convergence in the broadcasting and telecommunications sectors, as well as regulating the granting of new licenses.
Telkom provides international direct dial telephone service to approximately 230 international destinations. Direct circuit relationships have been established with approximately 70 administrations worldwide. Automatic services to all international destinations are available to subscribers. Telkom currently connects via satellite, undersea cable and terrestrial circuits to other countries. A satellite earth station for operation in the Intelsat global system has been established at Hartebeeshoek, near Pretoria.
September 2006 marked the entrance of the long-awaited second national fixed line operator, Neotel. The company currently competes with the incumbent Telkom on most of the services that Telkom provides.
Neotel’s shareholders comprise Eskom Enterprises (Pty) Ltd (15%), Transtel (15%), BBBEE shareholder Nexus Connection (Pty) Ltd (19%) and strategic equity partners Strategic Equity Partner Company, constituted by Tata Group of India, and two private consortia: CommuniTel Telecommunications (Pty) Ltd and Two Consortium (51%).
Mining and Quarrying
South Africa’s mineral wealth is found in diverse geological formations, some of which are unique and very extensive by world standards. In terms of mining production, the most important of these formations is the Witwatersrand Basin in Gauteng, which yields approximately 93% of South Africa’s gold output as well as much of its uranium, silver, pyrite and osmiridium. The Transvaal Supergroup, also in Gauteng Province, contains large deposits of manganese and iron ore and the Bushveld Complex of the Gauteng, Mpumalanga and North West provinces holds a large percentage of the world’s reserves of a number of important minerals, including platinum-group metals, chromium, vanadium, nickel, copper, fluorspar and andalusite.
South Africa holds approximately 72.4% of the world’s chrome ore reserves and 87.7% of the world’s platinum-group metals reserves. South Africa’s reserves of platinum, chromite and gold constitute an important global mineral source. The deposits of manganese ore in the Northern Cape are the largest proven reserve bases in the world, totaling approximately 4 billion tons. South Africa also has substantial reserves of other important industrial metals and minerals, including alumino-silicates, antimony, coal, fluorspar, lead, nickel, phosphates, titanium, uranium, vanadium, vermiculite, zinc and zirconium.
South Africa’s total primary mineral sales increased by 15.4% to R224.3 billion in calendar 2007 and increased again to a total of R300.3 billion in calendar 2008.
As a result of its large reserve base, South Africa is a large-scale mineral producer and to a large degree self-sufficient with respect to the supply of minerals. However some minerals and mineral products need to be imported. The country is the leading world supplier, and contributes in excess of 30% of the world’s total, of chrome ore, manganese, ferrochrome, platinum-group metals, titanium, vanadium, vermiculite and zirconium.
South Africa is currently the world’s sixth largest producer of natural diamonds, measured in carats, after Russia, the Democratic Republic of Congo, Botswana, Australia and Canada. A high percentage of the country’s production is of gem and near-gem quality. The following table sets forth South Africa’s diamond production for the periods indicated.

Diamond Production

Year	Total
(carats)
2001	11,238
2002	10,906
2003	12,648
2004	14,295
2005	15,776
2006	15,153
2007	15,210
2008	12,901

Source:	DMR (formerly the DME).
During calendar 2008, the mining sector directly employed 518,519 workers, an increase of 23,369 from the 495,150 employees in 2007. As of June 2009, the mining and quarrying sector directly employed 494,000 workers, a decrease from the number of employees employed in 2008. In 2008 approximately 53 different minerals were produced from 1,515 mines and quarries, of which 52 produced gold, 35 produced platinum-group minerals (PGMs), 100 produced coal and 394 produced diamonds.
South Africa’s mineral industry is export-oriented. The South African mining industry is a leading exporter of vanadium, PGMs, gold, ferrochromium, chrome ore and manganese ore. Other important export commodities include ferro-manganese, fluorspar, coal and titanium minerals. Mineral export sales accounted for approximately 30.8% of total export revenues in 2008. The most important export destination for South Africa’s primary minerals remained Europe with 79.3%, while Pacific Rim countries exceeded all other destinations and accounted for 42.6% of the selected processed minerals.
The real value added by the mining sector declined in both calendar 2006 and 2007, and contracted at a seasonally adjusted annualized rate of 11.6% in the first half of 2008, despite record high international commodity prices. The sizeable decline in real output by the mining sector occurred predominantly in the sub-sectors for platinum, gold and diamond mining. Production volumes were directly affected by rolling electricity blackouts and rationing in early-2008, which gave rise to a one week shutdown of mining operations in the first quarter of the calendar year. The mining sector was exposed to rising input costs, occasional flooding, industrial action and skills shortages, all of which were exacerbated by the demand for skilled labor arising from other capital projects, including those geared towards the 2010 FIFA World Cup. In addition, certain gold mines were subject to sporadic shutdowns due to safety audits.
The unadjusted real value added by the mining and quarrying industry for the second quarter of 2009 decreased by 9.5% compared to the second quarter of 2008, while the seasonally adjusted real value added by the mining and quarrying industry increased at an annualized rate of 5.5% during the second quarter of 2009 compared to the first quarter of 2009. The increase in the seasonally adjusted real value added by the mining and quarrying industry was mainly due to the increase reflected in the mining of other metal ores (including platinum) and other mining and quarrying (including diamonds).
By contrast, real value added by the coal mining industry advanced partly due to increased demand from Eskom’s power stations to replenish severely depleted coal stockpiles. The coal mining industry is also less electricity intensive compared to other sub-sectors in the mining industry.
The gold sector has been declining steadily since 1994, mainly due to falling grades and the challenges of aging infrastructure in deep mines, a unique phenomenon for South African mines. In 2008 the electricity crisis was also blamed for the output reduction. In 2008, South Africa’s gold production totaled 213 tons, a 16% decline when compared to the 254 tons produced in 2007. Solutions including new ways to mine the country’s remaining gold will be investigated. South Africa’s PGMs (which include platinum, palladium, rhodium, ruthenium and osmium) production also decreased from 311 tons in 2007 to 276 in 2008, mainly due to the energy crisis in South Africa. The diamond industry was also affected severely by the global economic recession as demand for luxury goods decreased drastically. This prompted mining companies to reduce production severely and even close mines in late-2008 and early-2009. De Beers, the primary producer of rough diamonds in South Africa, cut production by 60%.
The widespread and significant decline in output throughout the various sectors of the mining industry has led to employee cutbacks by some mining companies. As a direct response to this on December 8, 2008, the DME, in collaboration with its partners, labor and business, established the Mining Industry Growth, Development and Employment Task Team (MIDGETT), a strategy aimed at manage the decline and its impact on workers. MIDGETT’s mandate is to recommend short, medium and long term interventions aimed at mitigating job losses, monitoring and assessing the impact of the global financial crisis on job loss in the mining sector and preparing the sector for economic recovery. MIDGETT has already yielded positive results, including successfully limiting the levels for cumulative job loss to below the 25,000 mark, contrary to early forecasts of more than 100,000. MIDGETT has also been successful in influencing deferment of the Mineral and Petroleum Royalty Bill, which, although introduced in April 2002, has not yet been finalized. If implemented, the Mineral and Petroleum Royalty Bill will impose a charge on holders of mineral rights for the extraction and transfer of South African mineral resources.
The following table sets forth mineral production for the periods indicated.
Mineral Production

	Index of	Index of
	Production	Production	Total Value of	Total Value of
	Volume	Volume	Mineral Sales	Mineral Sales
	Including	Excluding	Including	Excluding
Year	Gold(1)	Gold(1)	Gold(2)	Gold(2)
2002	102.2	105.6	137,765.2	93,543.0
2003	106.4	113.2	117,616.3	84,563.4
2004	110.3	121.3	125,306.9	95,977.0
2005	111.7	126.6	143,448.0	118,846.8
2006	110.0	126.3	194,357.4	156,914.3
2007	109.0	126.3	224,325.1	186,289.4
2008	unavailable	unavailable	300,314.7	254,322.5

Notes: —

(1)	Base: 2000 = 100.

(2)	Rand millions.
Source: Stats SA.
Agriculture, Forestry and Fishing
Agriculture
The agricultural sector accounts directly for about 3% of South Africa’s GDP. In terms of exports, agriculture contributes approximately R30 billion every year.
In the agricultural sector, real value added declined at an annualized rate of 2.3% in the first half of 2009, compared with an increase of 23.9% recorded in the second half of 2008. Farmers not only experienced a decline in the production of maize, but also a more general moderation in the growth of their gross income from livestock, field crops and horticultural production as they were adversely affected by the deterioration in the terms of trade in the agricultural sector.
Approximately 13.5% of South Africa’s land surface is made up of arable land, with approximately 12.9 million hectares (31.9 million acres) under agricultural cultivation. By world standards, South Africa’s arable resources are poor. Rainfall is unreliable and the country as a whole is subject to severe periodic droughts. Production under irrigation takes place on approximately 1.3 million hectares (3.2 million acres), and approximately 9.9 million hectares (24.5 million acres) are used for dry land crop production. Planted pastures extend over an area of approximately 2 million hectares (4.9 million acres). The country can be subdivided into a number of farming regions according to climate, natural vegetation, type of soil and type of farming practiced. Agricultural activities in these regions range from intensive crop production and mixed farming in winter rainfall and high summer rainfall areas to cattle farming in the bushveld and sheep farming in the more arid regions.
Historically, the agricultural sector has been characterized by a dualistic structure, with modern large-scale commercial farms existing side-by-side with small-scale subsistence farmers. It is estimated that there are approximately 45,818 active commercial farming units and nearly 46,027 commercial farmers in South Africa. The QLFS estimates that the agriculture sector employed approximately 710,000 people as of June 30, 2009. Nearly three million people have access to rural land and many derive some income from subsistence farming.
In the commercial agriculture sector, the adoption and application of modern technology and improved farm management have more than doubled agricultural production since 1960. South Africa is self-sufficient in virtually all major agricultural products and has always been a net exporter of agricultural products. However, largely due to erratic weather conditions, the growth in agricultural production over the last decade has tended to be lower than the population growth over the same period. For fiscal 2009, gross income from all agricultural products amounted to R127,063 million, 25.3% higher than fiscal 2008. On average, prices received by farmers for their products increased by 8.6% in fiscal 2009.
The National Government’s strategic plan for agriculture consists of three core strategies: maintaining and increasing commercial production in a sustainable manner, building international competitiveness and addressing the historical legacies that resulted in unequal access and representation.
Historically, black areas have not shared proportionally in the growth of income in the agricultural sector during the last decade and, accordingly, land reform, rural development and agriculture support programs are at the center of the National Government’s strategy to realize the considerable agricultural potential of these areas. Such development is a priority of the National Government, which focuses on facilitating, together with other principal stakeholders, the transfer of resources (land and related support services) to HDIs. See “Republic of South Africa — Land Reform.”
The National Government recognizes that new farmers should be given the necessary farming and managerial skills to assist them in the development of commercially viable farms in order to ensure long-term self-sufficiency. To this end, R3.7 million has been used in training and capacity building for newly settled farmers. Approximately 3,270 farmers have been trained in agricultural production, farm management, financial management and marketing. This program will be further strengthened to ensure more sustainable small farms. The newly launched agricultural credit scheme will assist in supporting emerging farmers.
The six major sources of credit for farmers are banks (50%), agricultural co-operatives and agri-businesses (12%), the Land Bank (21%), private creditors (8%), other creditors and financial institutions (9%) and the National Government (1%).
The Land Bank, a statutory body with a mandate to support the development of the agricultural sectors, seeks to assist historically disadvantaged South Africans enter the agriculture sector by, among other forms of assistance, providing short-, medium- and long-term loans with a low-interest rate, for historically disadvantaged and first-time buyers of agricultural land. Other activities of the Land Bank include being the sole shareholder of the Suid-Afrikaanse Verbandversekeringsmaatskappy Beperk, a company that provides mortgage insurance cover to the Bank’s clients and managing funds transferred from the Department of Agriculture and Land Affairs to the Micro-Agricultural Financial Institution of South Africa. The Land Bank, assisted 113,902 “resource-poor” individuals through micro loans amounting to R771 million between 2001 and 2004. In addition, R578 million was spent on agricultural development projects benefiting 7,161 individuals. In September 2007, the Minister of Finance announced that R700 million in cash and R1.5 billion by National Government guarantee, was injected into the Land Bank.
On July 11, 2008, the administration and management of the Land Bank (including the functions and powers entrusted by the Land and Agricultural Development Bank Act of 2002) was handed to the Minister of Finance, after the financial breakdown of the Land Bank in the last few years, which culminated in the reported loss of R100 million in fiscal 2007, the third consecutive year that the Land Bank posted a loss.

The Business and Entrepreneurial Development Directorate within the Ministry of Agriculture’s Agricultural Trade and Business Development Program aims to encourage equitable participation to promote BBBEE and to enhance competitiveness and participation in agri-businesses. The Business Development Unit of the Directorate works closely with industries and commodity groups to develop inclusive, enhanced and harmonized commodity strategies and joint action plans.
In March 2008, the AGRIBEE Sector Charter was published in the official gazette. The AGRIBEE Sector Charter aims to enhance the participation of HDIs in agricultural opportunities, deracialize land and enterprise ownership and unlock the full entrepreneurial potential in the sector. In accordance with the framework under the AGRIBEE Sector Charter, various initiatives are envisaged in the nest few years for empowerment strategies to advance the designated groups of women, youth, people with disabilities and labor.
South African agriculture has a strong research and training emphasis. In fiscal 2009, training and capacity-building support provided by the Department of Agriculture, Forestry and Fisheries (formerly the Department of Agriculture) to black entrepreneurs through the Grootfontein Agricultural Development Institute included 78 FET courses benefiting 1,332 people, 64 information days benefiting 1,997 people, as well as providing technical advice to 308 people.
Forestry
There are approximately 530,000 hectares of indigenous or natural forests in the country which occur mainly along the southern and eastern escarpment, the coastal belt and in sheltered kloofs or ravines. There has been an increase in use of natural forests as sources of medicine, building material, fuelwood and food. It is estimated that around 80% of South Africa’s population still use medicinal plants, most of which are sourced from natural forests.
The low natural forest cover led to the development of the commercial forest sector in South Africa over the last 100 years. South Africa has developed one of the largest planted forests in the world. Production from these plantations was valued at almost R4.9 billion in 2005. Together with processed products, the total industry turnover was about R15.4 billion in 2005, including R9.7 billion worth of wood-pulp.
The forest product industry ranks among the top exporting industries in South Africa, having contributed 2.51% to total exports and 1.74% to total imports in 2006. Capital investment in the industry amounted to some R35 billion in 2006. The National Government has identified forestry as one of seven “strategic industries” that was included in a comprehensive Industrial Development Strategy. The industry was a net exporter of almost R2.4 billion worth of goods in 2007, of which more than 98% was in the form of converted value-added products. The forest-product industry ranks among the top exporting industries in the country, having contributed 2.48% to total exports and 1.74% to total imports in 2007. Capital investment in the industry amounted to R37 billion in 2007. The value of forest-product exports grew by 160% over the past decade, from R4.7 billion in 1997 to R12.2 billion in 2007. In real terms, this growth was 53% or compounded real growth of 4.4% per year over that period.
The forestry sector is an important contributor to GDP and employment. It employs about 170,000 people (107,000 in forestry operations and a further 63,000 in downstream processing plants) and contributes almost R16 billion annually to the South African economy.
South Africa now has a detailed inventory of all its natural forests, which are not commercially utilized extensively for forest products, but which are very important in supporting communities in subsistence needs and which also provided unique eco-tourism opportunities. These forests represent 24 broad forest types. The natural forests protected areas system, which was completed for all forests in 2004, will guide the setting aside and re-demarcation of natural forests into protected areas. South Africa also has extensive woodland (deciduous fire climax wooded areas as apposed to evergreen natural forests) areas throughout about 27 million hectares of the country, much of which is managed for game farming or conservation.
The Forestry BBBEE Charter, which was launched at the Forestry Indaba in April 2005, was gazetted in June 2009. The vision of the Charter is that of an inclusive and equitable forestry sector, in which black women and men fully participate and that is characterized by sustainable use of resources, sustainable growth, international competitiveness and profitability for all its participants and a forestry sector that contributes meaningfully to poverty eradication, job creation, rural development and economic value-adding activities in the country. Under the Charter, the National Government aims to process about 15,000 hectares per year for the next 10 years to get a net increase in forestry of about 10,000 hectares per year.
Between 390,000 and 560,000 people depend on plantation forestry for their livelihoods, particularly in the rural areas. The Department of Agriculture, Fisheries and Forestry (formerly the Department of Agriculture) plans to transfer the management and control of all state natural (indigenous) forests to other competent management agencies, primarily to provincial government departments or national and provincial conservation agencies. This includes the official handover to South African National Parks (SANParks) of about 97,000 hectares of state forest land in the southern Cape and Tsitsikamma areas. SANParks, as a conservation agency, will manage natural forests in terms of the provisions of the National Forests Act of 1998.
Fishing
South Africa is Africa’s largest fishing nation. Fishing occurs off a coastline of over 3,200 km on the Indian and Atlantic Oceans. South Africa’s shores are particularly rich in biodiversity, with some 10,000 species of marine plants and animals having been recorded. South Africa’s commercial fishing industry, which includes fish, mollusks, seaweed and shellfish, is valued at more than R2.4 billion annually and directly employs about 28,000 people while another 60,000 find employ in fish processing, transporting of fish products and boat building employ a further 60,000. Recreational fishing attracts some 600,000 enthusiasts, employs over 131,000 people and generates more than R1.3 billion in revenue each year. Marine life that is not harvested, such as whales, dolphins and seabirds, is increasingly recognized as a valuable resource for nature-based tourism.
The South African fishing industry, which was once concentrated in the hands of a few, largely white-owned companies, has under gone intensive transformation over the past 10 years. It is estimated that at least 60% of commercial fishing rights have been allocated to HDIs or majority HDI-owned companies. Transformation has taken place in a very short space of time, without compromising the principle of sustainable utilization that is fundamental to the management of fisheries. South Africa’s industrial fisheries are widely regarded as being among the best managed in the world. The Integrated Coastal Management Act of 2008 replaced the Seashore Act of 1935 and the Dumping at Sea Control Act of 1980, and introduces, for the first time, a comprehensive national system for planning and managing South Africa’s valuable coastal areas. The Integrated Coastal Management Act declares the seashore, coastal waters (including estuaries) and South Africa’s territorial seas to be coastal public property. It therefore also requires the state to act as the trustee of coastal public property.
Exports in the fishing industry have shown consistently strong growth over the past few years and it is estimated that approximately 35% of the annual fish catch is exported, mainly to Europe, the Far East and North America.
The primary objective of the National Government’s fisheries policy, as outlined in the Marine Living Resources Act of 1998, is the improvement of impoverished coastal communities through increased access to, and sustainable development of, marine resources. Marine aquaculture is an integral part of the strategy of the Department of Water and Environmental Affairs (formerly the Department of Environmental Affairs and Tourism) to diversify the fishing industry. In 2007, the Department of Water and Environmental Affairs published the first-ever marine aquaculture policy for South Africa. The policy aims to create an enabling environment that includes transforming and broadening participation in the industry through small, medium and micro-enterprise initiatives and facilitating finance and skills development. The policies are also intended to improve the management and control of environmental impacts and increase the resource base to include a more diverse suite of species.
Electricity, Gas and Water
Real value added by the sector supplying electricity, gas and water declined at an annual rate of 1.2% in 2008, compared with an increase of 3.0% registered in 2007. This decline in output was mainly the result of the curtailment of electricity supply and periodic load-shedding, following the capacity constraints experienced by Eskom since the beginning of 2008, amplified by weakening demand towards the end of the year. Following a decrease of 7.9% in the first quarter of 2009, the electricity, gas and water industry contracted at an annualized rate of 1.4% during the second quarter of 2009 compared with the first quarter of 2009, broadly in line with the progressive deterioration in real economic output and the subsequent slowdown in domestic demand. In addition, real output in the sub-sector responsible for water supply was negatively affected by the abundant rain and relatively cooler weather conditions experienced in the first half of 2009. The unadjusted real value added by the electricity, gas and water industry for the first half of 2009 decreased by 3.2% compared with the first half of 2008.
According to the QES, the number of persons employed in this sector was 59,421 as of June 30, 2009.
Electricity
South Africa generates two-thirds of Africa’s electricity. Almost 90% of South Africa’s electricity is generated in coal-fired power stations. Koeberg, a large nuclear station near Cape Town, provides about 5% of capacity. A further 5% is provided by hydro-electric and pumped storage schemes.
Generation of electricity in South Africa is currently dominated by Eskom, the national wholly State-owned utility, which also owns and operates the national electricity grid. Eskom was converted into a public company on July 1, 2002. It is financed by net financial market liabilities and assets as well as reserves. In global terms, Eskom is among the top 11 in generating capacity, among the top seven in terms of sales, and has one of the world’s biggest dry-cooled power stations, the Matimba Power Station. Eskom currently supplies about 95% of South Africa’s electricity and is one of the four cheapest electricity producers in the world.
Eskom and the electricity departments of local authorities are subject to regulation by The National Energy Regulator of South Africa (NERSA), which is also mandated, under the National Energy Regulator Act of 2004, to regulate the piped-gas and petroleum pipeline sectors. From the beginning of the Electrification Program in 1991 up until the end of March 2009, 75% of all households in South Africa have been electrified. The highest percentage of electrified households is found in the Western Cape (86%) as opposed to the lowest percentage found in the Eastern Cape (60%).
The electricity industry in South Africa is currently undergoing a transformation in the areas of electricity supply, distribution and regulation. In South Africa there are few, if any, new economical hydro sites that could be developed to deliver significant amounts of power. In April 2006, Eskom approved funds for a feasibility study into the construction of a second conventional nuclear power station, and has now officially started commercial negotiations with selected vendors for its proposed nuclear program, which could involve the building of up to 20,000 MW of atomic-energy capacity by 2025.
In 2004, Eskom announced major plans to expand its generation and transmission capacity to ensure supply for the future. The first step was the reintroduction of three power stations currently not in use: Camden in Ermelo; Grootvlei in Balfour; and Komati, between Middelburg and Bethal. These power stations have a combined nominal capacity of 3,800 MW. As of March 31, 2009, all eight units of the Camden power station were fully operational. Two units of Grootvlei and one unit of Komati have also become operational.
Due to substantial under-capacity and high growth in demand for electricity that resulted in a low reserve margin (the capacity available above the maximum demand), in early 2008 Eskom faced various power interruptions of variable durations. As a result, Eskom has had to embark on a massive capital expansion program. In order to finance such program, Eskom applied for a 60% nominal increase in tariffs citing a substantial increase in primary energy costs. On June 18, 2008, NERSA approved a 27.5% nominal increase and further indicated that it would consider increases of between 20-25% over the next three years. Eskom has submitted an application for tariff increases over the next three years in line with the second Multi-Year Pricing Determination process. In June 2009, NERSA approved an average price increase of 31.3% for Eskom for the nine months from July 1, 2009 to March 31, 2010.
Eskom’s total operating cost base for fiscal 2010 is R61.2 billion, consisting of primary energy (R29.9 billion) and operating costs (R31.3 billion).
On September 30, 2009, Eskom submitted an application to the National Treasury and NERSA (September 30, 2009 Application) for an adjustment to the required revenue for the period from April 1, 2010 to March 31, 2013, in order to sustain its current business, its capital expansion program and its operating costs. Further, Eskom asserted that the current average price of electricity, approximately 33c/kWh, is too low and should be increased to 80c/kWh. Based on this, Eskom proposed a price increase of 45% per year over the three-year period.

An Interim Integrated Resource Plan (IRP) has been developed on which the DOE has been consulting within the National Government. The IRP is expected to be approved by the Minister of Energy, who will also make a determination on the allocation of generation capacity that Eskom should build and the capacity to be purchased from independent power producers. Accordingly, the energy needs of South Africa will be set out in the IRP.
Since the September 30, 2009 Application, a contract previously entered with the Rio Tinto-Alcan aluminum smelter in Coega was cancelled. An updated sales forecast was developed in October and November 2009, which excluded the Rio-Tinto aluminum smelter. The results of the forecast showed that the adequacy of supply in 2012 is a concern. In particular, the forecast found that in order to secure security of supply in the next three years, the national electricity demand must be kept below 42 GW, and Eskom sales below 242 TWh by fiscal 2013, while implementing the build program.
The response from the National Treasury (and various other stakeholders generally) to the September 30, 2009 Application was that, while acknowledging the need to move towards more cost-reflective tariffs, the requested increase of 45% was too high and would likely have a negative impact on the economy. After considering the comments received, Eskom has, in its revised Revenue Application Multi-Year Determination application issued on December 1, 2009, reduced its requested price increase to 35%, thereby increasing its debt plan from R114.5 billion to R123 billion. The reduction in the requested price increase is based on a lower sales forecast, as well as two assumptions: that Eskom will require additional borrowings of R8.5 billion; and that within 24 to 36 months Eskom will source at least R20 billion of equity from either state-owned financial institutions or the private sector. If approved, the 35% increase will result in a real price of 43c/kWh in fiscal 2011, 55c/kWh in fiscal 2012, and 70c/kWh in fiscal 2013.
However, even after implementing the above strategies, Eskom will still have a cash shortfall of R14.1 billion in fiscal 2012 and R7.9 billion in fiscal 2013. Eskom plans to address the shortfall by intensifying efforts to increase the level of required borrowings from the private sector and multilaterals. See “Public Finance “—” Public Enterprises“—”Eskom”.

Oil and Gas
Natural gas is an energy source of secondary importance in South Africa and is derived primarily from coal. The market in Johannesburg and Pretoria is supplied by Sasol Ltd. and in Cape Town and Port Elizabeth by smaller liquid petroleum gas distribution industries. Annual gas sales in South Africa total approximately 2.4 billion cubic meters per year, evidencing a large increase of gas consumption by commerce and industry since the 1970s. South Africa currently has one natural gas production facility, which is used for the production of liquid fuels and which has reserves of approximately 20 billion cubic meters. Further sources of natural gas are potentially available to South Africa from neighboring countries, with combined reserves estimated at 135,310 billion cubic meters. In addition, in calendar 2007, the Republic of Mozambique Pipeline Investment Company (Pty) Ltd. was awarded a conditional license by NERSA to operate a 334 km gas transmission pipeline from Mozambique to South Africa. The pipeline is expected to supply South Africa with at least 120 MGJ per year of natural gas for 25 years.
The Petroleum Agency of South Africa, which is responsible for the promotion of gas and oil exploration, has been successful in encouraging international companies to evaluate the country’s oil and gas opportunities. To date, 11 international companies have been granted exploration licenses.
The Mossgas refinery produces high-quality liquid fuels and associated products from natural gas and condensate found off South Africa’s Southern Cape coast. This feedstock is piped from a production platform situated 80 km offshore that in turn controls a labyrinth of sub-sea wells around the platform.
The Petroleum, Oil and Gas Corporation of South Africa (Pty) Ltd. (PetroSA) owns, operates and manages South Africa’s commercial assets in the petroleum industry. PetroSA vigorously pursues exploration opportunities in South Africa and the African continent. PetroSA is also a pioneer of cutting-edge Gas-to-Liquids (GTL) technology. PetroSA is currently building a world-class crude refinery in the Eastern Cape. The project, known as Project Mthombo, will create the biggest oil refinery in Africa.
Project Mthombo will process heavy crude oil by using the latest environmentally friendly technology. It will refine 400,000 barrels of oil per day and should be in full production by 2014. It is estimated that the refinery will create up to 25,000 jobs, 20,000 during the construction phase of three years, and 5,000 permanent jobs. The refinery will also produce diesel and oil to the highest Euro V clean fuels standards, and will be able to satisfy the needs of the South African market for petroleum products for the next two decades. In addition, the refinery will also be able to export excess products to the rest of southern Africa and beyond. The refinery should save the country about R18 billion on its balance of payments annually and provide increased security of supply for South Africa’s future fuel requirements.
National demand for refined fuels already exceeds South Africa’s refining capacity and the demand is set to increase further. Diesel and gasoline consumption is forecast to grow at 6% and 2.0%, respectively, per annum between 2009 and 2020. It is estimated that by 2015 South Africa will have to import 10 billion liters of fuel per annum (200,000 barrels per day or about 20% of the national requirement) if there is no significant investment in local refining capacity. Importing this much refined fuel will have a negative impact on the country’s foreign exchange reserves and make national supply extremely vulnerable to external factors.
The National Government is concerned about being dependent on international oil companies to secure the country’s future liquid fuels needs, and introduced the Energy Security Master Plan (ESMP) to address this issue. The ESMP calls for PetroSA to provide strategic leadership to achieve security of supply. Project Mthombo is the keystone for delivering on the ESMP.
PetroSA is recognized internationally for operating the first commercial size GTL plant. The GTL refinery has been in full operation since January 1992, and was followed by the smaller Shell Bintulu plant in 1993. It is still today one of the world’s largest GTL Refineries, producing about 36,000 barrels per day of high quality fuels from Natural Gas and Condensate. The GTL refinery not only boasts with both High Temperature and Low

Temperature Fischer Tropsch Technologies, but also with Conversion of Olefins to Distillate technology. The GTL Refinery remains at the center of GTL know-how and operational excellence. It holds the National Occupational Safety Association of South Africa’s five-star grading and is also further endorsed with SABS/ISO 9002 accreditation.
Water
South Africa’s inland water resources include 22 major rivers, 165 large dams, more than 4,000 medium and small dams on public and private land, and hundreds of small rivers. South Africa has a range of projects for surface and underground water extraction and storage. Important projects include two storage dams with hydroelectric power stations on the Orange River, which have a network of canals and tunnels to convey water to other areas; the Tugela-Vaal project on the Tugela River in KwaZulu-Natal, which diverts water to Gauteng and other users along the Vaal River; the Riviersonderend-Berg River scheme in the Western Cape; and the Lesotho Highlands Water Project, which provides water to the Vaal River system.
During 2004, the Department of Water Affairs and Forestry (which has since been merged with the Department of Environmental Affairs and Tourism to become the Department of Water and Environmental Affairs) announced preliminary plans to build 20 major dams over the next 20 years. In the past several years there have been a number of improvements in the management of water resources, including the implementation of the National Water Act of 1998.
Between 1994 and March 2008:
•	basic water infrastructure has been supplied to approximately 18.7 million people;

•	access to basic water supplies had improved from 59% to 95%;

•	basic sanitation infrastructure had been provided to over 11 million people; and

•	all clinics have been provided with adequate water and sanitation services.
In February 2005, the National Government made a commitment to eradicate the bucket sanitation system that was in use by 252,254 households in formal established areas prior to 1994. In an unprecedented effort involving partnerships with key stakeholders and a massive resource allocation of R1.8 billion through the Municipal Infrastructure Grant, municipalities managed to replace 81% of the buckets by December 2007 with appropriate sanitation. By the end of March 2008, a total of 229,171 of the 252,254 buckets identified in February 2005 were removed in formal established areas throughout the country. As of March 2008, there were 23,083 buckets remaining in the Free State, Eastern Cape and Northern Cape provinces. The challenges to eradicate the bucket system include community expectation to replace buckets with full waterborne systems, insufficient water resources resulting in higher unit costs and the need to construct new or upgrade bulk infrastructure to deal with additional load brought about by additional waterborne sanitation systems.
The National Government is committed to ensuring that everyone in South Africa has access to functioning basic water-supply services and that everyone has access to a functioning basic sanitation facility by 2010. It will be possible to supply all people living in existing houses with a basic water supply by 2012. Water to people in informal houses will be provided through an integrated program driven by the Department of Housing to be completed by 2015. With regard to provision of free basic water, by 2008 about a million more people had access to both water and basic sanitation services, contributing to government meeting the millennium development goals target of halving the population without water and sanitation. Between 1994 and March 2008, the number of people with access to water increased from 59% to 95%, and basic sanitation from 49% to 73%, and at least 73% of indigent households and 77% of all households in the country have benefited. The percentage of households with access to piped water increased from 84.5% in 2001 to 88.6% in 2007. Between 1994 and June 2008, the Department of Water Affairs and Forestry served 18.7 million people with water and 10.9 million people had access to basic sanitation. Between April 2007 and March 2008, access to free basic water increased from 76% to 84%.
In fiscal 2009, the Department of Water Affairs and Forestry spent R1.2 billion on establishing new water-resource infrastructure and R415 million on the rehabilitation of existing infrastructure. In addition, “off-budget” water-resources infrastructure projects to the value of R9.04 billion were implemented. The substantial restructuring of the Department of Water Affairs and Forestry, which is expected to be completed by 2018, includes:
•	establishing catchment managements agencies to perform water-resource management functions; and

•	transferring water-service delivery and operations to Water Service Authorities (WSAs).
As WSAs are now providing water services, the Department of Water Affairs and Forestry’s role is to:
•	act as custodian of the country’s water resources;

•	provide water-services policy and guidelines;

•	provide ongoing support to the water sector; and

•	act as a water-sector regulator.
The National Government’s goal is to ensure that all people in South Africa have access to potable-quality water, basic sanitation facilities and electricity by 2014, aligning this goal with the goal of eradicating informal settlements. These projects will contribute to broad water infrastructure development and also will have strategic importance as they support the water needs of mining and other industries, agricultural irrigation and households.
Construction
Growth in real value added by contractors in the construction industry remained positive, accelerating from 12.4% in the second half of 2008 to 13.1% in the first half of 2009. Although contractors benefited from the work generated by the capital expansion programs of general government and public corporations, the decline in residential building activity impacted adversely on the value of added by the sector. In addition, construction company activities were also hampered by the reduced availability of debt finance for new and existing construction projects. According to QES surveys, the construction industry employed 451,000 persons as of June 30, 2009, 4.9% lower than as of June 30, 2008.
Building Construction
Building construction primarily comprises the activities of general contractors engaged in the building, alteration, repair or demolition of buildings. Subcontractors appointed to perform work such as painting, plumbing, electrical installation, bricklaying and other related work are also included in this sector. Although its contribution to GDP is relatively low, this sector is labor-intensive and utilizes mainly semi-skilled or unskilled labor.
Major supplies of inputs to this sector are non-metallic mineral products, electrical machinery and basic iron and steel. Enterprises operating in this sector vary from large building contractors to many smaller contractors and subcontractors.
The construction industry is characterized by a high degree of economic concentration. The National Government has implemented a housing subsidy policy, tender procedures and contract procurement policies that are directed toward facilitating the growth of the emerging construction sector.
The National Government and various entities in the construction industry signed the Housing Accord in 1994 that established procedures designed to ensure the delivery of 350,000 low-cost houses per year, with a goal of delivering 1 million houses by 1999. Although the National Government did not meet this target due to budgetary and fiscal concerns and capacity constraints at various governmental levels, by December 2008 approximately 2.7 million houses had been built since 1994. It has been estimated that a further 2.4 million homes need to be built to overcome the shortage. Over the medium term, a total of R35.8 billion is allocated for housing needs. To improve intergovernmental coordination, systems have been put in place to ensure closer scrutiny of housing delivery and evaluate progress.
Civil Engineering
Civil engineering includes contractors primarily engaged in construction work of a civil engineering nature, including airports, dams, electricity networks, harbors, pipelines, railway lines and roads. The demand for labor consists mainly of production workers and artisans (unskilled and semi-skilled workers). The civil engineering sector provides most of its own raw materials, but also uses non-metallic mineral products, iron and steel. This sector’s share of production is very sensitive to cyclical economic activity, mainly because almost three-quarters of the domestic demand for the sector’s output is for domestic fixed investment.
Investment in civil works continues to grow as the National Government’s R416 billion infrastructure program contributes to the steadily rising gross fixed capital formation ratio. Infrastructure projects related to the 2010 FIFA World Cup and the upgrading and extension of power generation and transport infrastructure will continue to drive growth over the medium term.
Informal Sector of the Economy
Informal enterprises encompass a very wide range of activities in South Africa, including the production of marketable products, the distribution of merchandise and the provision of services. Informal enterprise is an important haven for self-employment in rural areas, as well as for the newly urbanized and for the formally unemployed. In addition, informal enterprises mobilize capital at a grass-roots level for the provision of dwellings and community-based services. The businesses in this sector typically operate at a low level of organization and on a small scale, with little or no division between labor and capital. Where more than one individual is involved, labor relations are based mostly on casual employment, kinship or personal and social relations, rather than on contractual arrangements with formal guarantees. Formal sector economic activity, by contrast, is conducted within the formal structures created by the legal system of the country.
The informal sector’s annual contribution to GDP, though difficult to estimate with any certainty, has been estimated at approximately 8% to 10% in recent years. This sector employed approximately 2.1 million people (excluding agriculture and domestic service) and, as of June 30, 2009, accounted for 54.2% of all jobs among employed men and 45.8% of all jobs among employed women.
Employment and Trade Unions
Employment
Employment statistics collected within South Africa vary depending on the sources from which the relevant information is derived (as evident from the employment statistics contained in “— Principal Sectors of the Economy” above). Possible reasons for variations include differing sample sizes, sample frames, survey scopes, survey periods, collection methods and classifications.
The QES provides statistics on non-agricultural formal employment by sector on a quarterly basis. The QES survey replaces the Survey of Employment and Earnings (SEE), which was discontinued in June 2005. The SEE covered both employing and non-employing VAT-registered businesses with an annual turnover of R300,000 or more. The QES survey covers employing enterprises registered for income tax (IT). This results in better coverage of small businesses that were not necessarily registered for VAT. The QLFS samples households and estimates all employment, including agriculture and informal activities. Labor market information in the Quarterly Bulletin of the SARB is based on the SEE and QES.
According to the June 2009 QLFS, the total number of employed South Africans is approximately 13.4 million, a decrease of 2.6% from June 2008. The largest source of employment by industry in the combined formal and informal sectors was the trade industry (22.2%) followed by the community and personal services industry (19.9%). Other significant employers were manufacturing (14.0%), financial intermediation (12.8%), private households or domestic work (8.9%) and agriculture (5.3%).
Employment creation remains a critical policy challenge of the National Government. Unemployment, as measured by the QLF, increased from less than 19.3% in 1996 to 26.4% in March 2004, and decreased slightly to 24.2% in March 2005. In recent years unemployment has worsened, increasing from 23.5% in March 2008 to 23.6% in June 2009. It is estimated that 27.9% of economically active blacks were unemployed as of June 30, 2009. By contrast, unemployment among economically active whites was estimated to be 4.6% as of June 30, 2009. Substantial unemployment is expected to remain a significant feature of the South African economy for the foreseeable future.

The following table sets forth the change in non-agricultural, formal employment and the percentage of registered unemployed persons for the periods indicated.

	For the year ended December 31,
	2004	2005	2006	2007	2008	2009
Employment (% change on prior year)
Public Sector(1)	2.5	1.7	3.2	4.1	5.5	4.2	(4)
Private Sector(1)	2.7	2.3	2.2	1.9	0.1	(4.0	)(4)
Total	2.7	2.2	2.4	2.4	1.2	(2.3	)(4)
Official Unemployed(2) (%)	23.0	23.5	22.1	21.0	21.9	23.6	(3)

Notes: —

(1)	Data includes employment in sectors of former TBVC states.

(2)	Labor Force Survey (LFS). Defined as those members of the economically active population who: (i) did not work during the preceding four days; (ii) want to work; (iii) are available to start work during the following seven days; and (iv) have taken active steps to look for work or to start some form of self-employment during the preceding four weeks measured as at September of each year.

(3)	QLFS as of June 2009.

(4)	QES as of June 2009.
Source: SARB.
As of June 30, 2009, the highest provincial unemployment rate was 27.7%, which occurred in the North West Province, while the lowest provincial unemployment rate was 19.3%, which occurred in KwaZulu Natal. As of June 30, 2009, about 15% of the economically active population had tertiary qualifications.
Significant legislation has been adopted since 1994 designed to improve labor relations, the quality of employment, skills development and employment equality. The Skills Development Levies Act of 1999 created a levy administered by the commissioner for the SARS. The Skills Development Levies Act requires employers to pay a levy equal to 1% of the amount of money they pay to their employees over a one-month period. The funds collected are earmarked to strengthen industrial training and to create learning opportunities for the unemployed. It is intended that 80% of the levies will go to fund the sectoral education and training authorities (SETAs) and 20% will go to fund the National Skills Fund to fund special training needs. Employers get some of the money back from SETAs as a refund if they train their workers. Exemptions to this law are granted if the employer is a public service employer, a religious or charitable institution, or a national or provincial public entity or an employer whose total pay to all its workers is less than R250,000 per year.
South African labor legislation promotes equity in employment and prohibits discrimination in the workplace on the grounds of race, gender, sex, pregnancy, marital status, family responsibility, ethnic or social origin, color, sexual orientation, age, disability, religion, HIV status, conscience, belief, political opinion, culture, language or birth. To realize these objectives, legislation requires all employers to take steps to end unfair discriminatory practices and policies. In addition, legislation mandates designated employers to prepare and implement employment equity plans and to report to the Department of Labour on their progress in ending unfair discriminatory practices and in promoting equity. Employers that intend to contract with the National Government must also ensure compliance with their employment equity obligations. In addition, employers are prohibited from conducting unjustifiable medical and psychometric testing on employees, and employees are protected from recrimination for exercising their rights.
Minimum wages have been set by the National Government for workers in various industries. Approximately one million wholesale and retail trade workers received coverage in February 2003 and, in March 2003, minimum wages were extended to roughly 800,000 farm workers. Minimum wages for farm workers are R1,041 per month. Minimum monthly wage for domestic workers working more than 27 hours a week for the period December 1, 2008 to November 30, 2009 is R1,340.95 for those employed in urban areas and R1,097.40 for those employed in rural areas. From December 1, 2009 to November 30, 2010, the minimum wage rate for domestic workers will increase by 7%. As of July 1, 2009, the minimum wages for the taxi industry range from R1,218.38 to R1,933.72, depending on occupation.
Education
The National Government has made education a key area of intervention in expanding the employment base.
South Africa has one of the highest rates of government investment in education expenditure in the world, and efficiency and effectiveness of spending in the formal education system are key priorities of the National Government. In order to improve the education system, in 2009 two separate departments were formed within the National Government, being the Department of Basic Education and the Department of Higher Education and Training, respectively.
The Department of Basic Education and the Department of Higher Education and Training have set the following five broad priorities:
•	dealing with poverty;

•	skills development;

•	quality improvement;

•	heath education; and

•	institutional development.
In order to ensure that more poor children are afforded access to education, the then Department of Education adopted a strategy of declaring schools in poor communities as “no-fee” schools. Between April 2008 and March 2009, 40% of primary and secondary schools were declared “no-fee” schools, benefiting approximately 60% (7,712,849) of the students attending 64% (17,194) of “no-fee” schools in the broad categories of schools designated as “no-fee” schools.
An allocation of R1.5 million was also made in fiscal 2009 to the National Schools Nutrition Program (NSNP), which as of fiscal 2009, provided daily meals to 7.1 million students, funded by means of a conditional grant, with a total budget of R1.9 billion for fiscal 2009. Through the NSNP, the National Government aims to enhance the learning capacity of students from impoverished communities, by providing them appropriate nutrition. The National Government plans to increase the number of beneficiaries to 8.6 million by fiscal 2013.
2009 was the final year of implementation of the National Curriculum Statement (NCS), a program introduced by the National Government in 2005. In 2008, more than 588,000 grade 12 students wrote the first National Senior Certificate (NSC) examinations. Of those students, more than 102,000 students achieved the minimum requirements for higher education studies, which was an improvement of 20,000 from 2007.
From fiscal 1996 to fiscal 2009, there has been a substantial increase in the National Government’s expenditure allocated to school infrastructure, from expenditure of only R500 million in fiscal 2008, to expenditure of R4.95 billion in fiscal 2009. The 2009 MTBPS indicates that the National Government’s expenditure on education is expected to be R15.7 billion over the next three years, which will be an increase of 8.6% per year from R4.3 billion in fiscal 2010 to R5 billion in fiscal 2012, and R6.3 billion in fiscal 2013.
By mid-calendar 2007, the South African public education system had 12.3 million students, 387,000 educators, 26,592 schools, 2,278 adult basic and education training centers and 4,800 early childhood development centers. Of the 26,592 schools, 1,000 were independent schools, 400 were special needs schools and the rest were ordinary schools. Of all the schools, 6,000 were secondary and the rest were primary.
The Further Education and Training (FET) and Higher Education and Training (HET) sectors went through a major cutback that reduced the overall number of institutions. Currently, there are 23 HET institutions in South Africa and 50 FET institutions, down from a total of 152 in the previous year. In 2005 there were 737,472 South Africans attending South African institutions of higher learning.
Public education expenditure amounted to 18% of the total National Government expenditure, which falls within the 15% and 20% threshold in a recent high level of Education for All in 2008.

The key areas of South Africa’s overall growth strategy, AsgiSA, require skilled personnel in the areas of engineering, science and technology. The two subjects required for admission into these fields at the tertiary level are mathematics and science. In 2004, the National Government introduced the Dinaledi Schools Initiative, which channels additional resources to 500 disadvantaged schools to increase the number of mathematics and science grade 12 passes. The Dinaledi schools were provided with additional study material and were allocated dedicated mathematics and physical science teachers to ensure the success of the students, who constituted 7% of the total enrolment figure for the 2008 NSC examinations. A total of 296,821 students sat for mathematics in the NCS examinations, of which a total of 63,035 students achieved their high-level mathematics. Students from Dinaledi schools produced 24% of such high- level passes in mathematics. A total of 218,156 students sat for the physical science NCS examinations, of whom 40,379 were students enrolled at Dinaledi schools. A total of 30,975 students passed the physical science examinations, and 27% of these students were from Dinaledi schools.
Therefore, there is a need for more students in higher grades to achieve passing scores, particularly if South Africa is to achieve the growth and development targets of AsgiSA.
In March 2006, the then Deputy President launched the joint initiative on priority skills acquisition which focuses in attracting and retaining scarce and critical skills. This initiative will support the alignment of higher education institutions in their work in producing graduates that can meet the needs of public and private sector employers.
During the fiscal 2009 year, the National Government allocated R795 million for the recapitalization of FET colleges. All FET colleges were recapitalized at a total cost of R1.9 billion. A total amount of R67 million was allocated for scholarships, which were awarded to 12,378 students in order to provide financial assistance to financially needy and academically deserving students. Further, more than 5,000 scholarships were allocated to higher education institutions to support prospective teachers in national priority areas.
Trade Unions and Labor Disputes
Although the number of registered trade unions initially increased from 248 in the mid-1990’s to about 500 in calendar 2004, it has declined over the last few years. As of December 2, 2009 the number of registered trade unions was 205, having decreased by 11 when compared to the 216 registered trade unions in calendar 2008.
Most trade unions in South Africa are organized in federations, of which there were approximately 17 as at the time of the most recently available information. The largest federation is the Congress of South African Trade Unions (COSATU), which has 19 affiliates and approximately 1.8 million members. COSATU includes the National Union of Mineworkers, the National Union of Metalworkers of South Africa, the South African Clothing and Textile Workers Union, the Food and Allied Workers Union and the National Education, Health and Allied Workers Union. Other significant federations include the Federation of Unions of South Africa and the National Council of Trade Unions. Federations are not required by law to register, so it is difficult to accurately estimate the total number of federations or the total membership of all of South Africa’s trade unions.
The Labour Relations Act of 1995 (Labour Relations Act) prohibits the registration of trade unions that discriminate against sections of the population. All trade union constitutions containing discriminatory clauses have therefore been amended. In addition, the Labour Relations Act fundamentally overhauls previously existing dispute resolution procedures, mechanisms and institutions. While the Labour Relations Act permits the use of privately negotiated dispute resolution procedures, it also encourages centralized dispute resolution through the establishment of a Commission for Conciliation, Mediation and Arbitration (CCMA) and through the creation of a Labour Court, comprised of both trial and appellate divisions and, together with the High Court of South Africa and Supreme Court of Appeals, has jurisdiction over all matters referred to it under the Labour Relations Act. The CCMA is responsible for attempting to resolve industrial disputes through conciliation and mediation. If these attempts fail, the CCMA may determine the dispute by arbitration or the parties may refer the dispute to the Labour Court unless it falls into the categories that must be resolved finally by arbitration and may not be referred to the Labour Court. From November 1996 until January 2007, the CCMA processed approximately 1,069,400 labor disputes.

Amendments to the Labour Relations Act adopted in 1998 enhanced the institutional functioning of the CCMA by ameliorating the case flow, phasing out the industrial court (the forerunner of the Labour Court) and improving the efficiency of bargaining councils.
Additional labor legislation, also adopted in 1998, established new levels for minimum conditions of employment in respect of working hours, leave and the employment of minors. Legislation also provides mechanisms to set minimum wages and to provide flexibility in employment circumstances in order to meet the variable needs of individuals and employers. Further amendments to the Labour Relations Act were enacted in August 2002 and provide for, among other things, improved collective bargaining practices, amendments to trade union registration procedures, changes in workday and overtime allocations and due process in the event of dismissals.
The following table sets forth the number of man-days lost as a result of strikes and work stoppages for the periods indicated.
Man-Days Lost to Strikes and Work Stoppages(1)

Number of
Man-Days
Year	Lost
2003	700,000
2004	1,100,000
2005	2,300,000
2006	2,900,000
2007	12,900,000
2008	991,000
2009	2,800,000

Note: —

(1) Up to the end of September 2009.

Source: The Wage Settlement Survey Quarterly Report, Andrew Levy Employment Publications.
Wage increases demanded by trade unions were generally driven by inflation and above wage increases offered by employers in the first six months of 2009. Industrial action in calendar 2009 significantly exceeded levels from 2008. The number of man-days lost due to strikes and work stoppages increased from 991,000 days in 2008 to 2,800,000 in the first nine months of 2009. The Labour Relations Act promotes collective bargaining through, among other things, protecting organizational rights for unions and the right to strike. The right to strike is contingent on the exhaustion of dispute procedures and on the condition that the industry does not provide essential services. The Labour Relations Act also establishes a framework for the formation of bargaining councils to determine matters within the public sector and each industrial sector, the criteria for which are to be established by the National Economic Development and Labour Council. When employers and employees cannot agree on the formation of a bargaining council, a statutory council may be formed. In addition, the Labour Relations Act sets out the procedures for instituting legal strikes, introduces special requirements for the use of secondary strikes, picketing, protest action and replacement labor and protects an employer’s right to have recourse to lockout. The Labour Relations Act also introduces workplace forums to promote ongoing dialogue between workers and management and simplifies the procedures for the registration of unions.
Benefits
Although the National Government has not established a comprehensive welfare system of the type found in many industrialized countries, it does maintain a variety of social benefit schemes relating to, among other things, compensation for occupational injuries and diseases, occupational health and safety, unemployment insurance, old age, disability and survivor benefits, child support grants, unemployment, sickness and maternity benefits, worker injury benefits and various health care benefits targeted to certain persons. Other programs provide for a developmental social welfare program to ensure, among other things, delivery of benefits to the poorest South Africans and improved social insurance. These programs are funded largely from budgetary allocations and through improved efficiency of delivery of services, subsidies or payments.
Prices and Wages
In calendar 2006, price pressures that emerged in the previous year escalated and CPIX inflation (the year-on-year change in the headline CPI excluding mortgage interest cost) deteriorated marginally to 4.6%. Similarly, in 2007 the build up in prices became broader based, driven primarily by food and petrol price inflation. In August 2008, inflation reached 13.6%. This acceleration in inflation was due primarily to the increase in the domestic prices of gasoline, which was a result of the higher prices of imported crude oil, and higher food prices. In August 2009, inflation reached 6.4% as a result of moderating food and oil prices and a stronger Rand. In September 2009, inflation was 6.1%, remaining outside of the SARB’s target range of 3-6%. However, in October 2009, the CPI, for the first time in 31 months fell within the SARB’s inflation target range at 5.9%. Risks continue to remain, particularly in respect of food prices, oil prices, administrative prices (electricity and assessment rate price hikes) and the exchange rate.
The producer price index (PPI) increased from 9.0% in November 2007 to 19.1% in August 2008. Thereafter, the PPI increased sharply to 10% in November 2008. In October 2009, the year-on-year decrease in PPI was 3.3%, which is 0.4 higher than the 3.7% annual rate recorded for September 2009. The annual growth in average nominal remuneration per worker in the formal non-agricultural sectors of the economy rose by 12.8% in 2008 and by 8.7% in the 12 months ended June 2009. Average real remuneration per worker increased 0.3% in 2008 and rebounded to 1.3% in the 12 months ended June 30, 2009. Bargaining council agreements and wage settlements are expected again to lead to nominal remuneration increases above inflation in 2009 indicated by the January to June 2009 wage settlements of 9.4%.
Growth in average nominal remuneration per worker in the formal non-agricultural sectors of the economy accelerated from a year-on-year rate of 7.2% in the fourth quarter of 2007 to 13.4% in the third quarter of 2008, before moderating to 8.7% during the second quarter of 2009.
Growth in average remuneration per worker in the private sector slowed to a year-on-year rate of 8.7%, while growth in public-sector remuneration moderated to 6.9% over the period between May 2008 and June 2009. However, within the private sector, exceptionally high growth rates were noted in the electricity sector (17.4%) and mining sector (13.1%). In the public sector, the highest year-on-year remuneration increases were noted in the local government (15.2%) and other public sector enterprises (15.2%).
According to Andrew Levy Employment Publications, the average rate of wage settlements amounted to 9.8% in 2008, decreasing to 9.4% in the first nine months of 2009. Settlements ranged from 5% in the paper/printing sector to 12.3% in the food/agriculture sector. Following the sharp contraction in output relative to the decrease in employment creation, in the formal non-agricultural sectors of the economy, economy-wide labor productivity decreased from a growth of 0.1% recorded on a year-on-year basis in the first quarter of 2009 to a decrease of 0.5% in the second quarter of 2009. The deceleration in nominal wage growth in the formal non-agricultural sector combined with a small decrease in productivity resulted in a moderation in year-on-year growth in nominal unit labor cost from 11.3% in the first quarter of 2009 to 9.3% in the second quarter of 2009.
The following table sets forth prices and wages information for the periods indicated.

Prices and Wages

	For the year ended December 31,					2009
	2004	2005	2006	2007	2008	(August)
Consumer Prices(1)	122.1	123.8	128.0	133.9	143.8	165.0
Percentage change from prior year	5.8%	1.4%	3.4%	4.7%	7.1%	13.7%
Production Prices(1)	124.8	127.7	132.4	142.6	158.2	193.5
Percentage change from prior year	2.3%	2.3%	3.6%	7.7%	10.9%	19.1%

Salary and wages
At current prices	12.5%	4.4%	8.8%	7.2%	12.1%	8.7	%(3)
At constant prices(2)	6.4%	(1.3)%	1.6%	(1.8)%	0.1%	1.3	%(3)

Notes: —

(1)	2000 = 100.

(2)	The deflator used in the CPI is based on 2000 = 100.

(3)	At the end of the second quarter 2009.

MONETARY AND FINANCIAL SYSTEM
The South African financial system consists of banks and non-bank financial institutions such as investment funds, portfolio management companies, securities investment firms, insurance companies, development funding institutions and pension funds.
South African Reserve Bank
The SARB is the central bank of South Africa, with its head office in Pretoria and branches in Bloemfontein, Cape Town, Durban, East London, Johannesburg, Port Elizabeth and Pretoria North. The SARB’s independence is enshrined in the Constitution and is subject only to acts of Parliament and to regular consultation with the Minister of Finance. The principal responsibilities of the SARB include: formulating and implementing monetary policy; issuing banknotes and coins; acting as banker to the National Government; acting as a bank to banks licensed under the Banks Act of 1990; providing facilities for the clearing and settlement of claims between banks; acting as custodian of the country’s gold and other foreign reserves; acting as a lender of last resort; conducting open-market operations; supervising banks; supervising large primary co-operative banks, secondary and tertiary co-operative banks collecting, processing and interpreting economic statistics and related information; and formulating and implementing exchange rate policies in cooperation with the Minister of Finance and the National Treasury. See “ — Regulation of the Financial Sector” below.
Unlike many other central banks, shares in the SARB are held privately, with none held by the National Government. The SARB’s share capital was quoted on the JSE Ltd. from its inception in 1921 until May 2002, when it was de-listed, and is currently held by approximately 630 shareholders, including companies, institutions and individuals. No single shareholder may hold more than R10,000 in nominal value of the SARB’s shares. Dividends are paid to shareholders out of net profits at a rate of 10% per annum of the nominal value of the shares. After certain provisions, 10% of the SARB’s surplus in any year is paid into a reserve fund, and the balance is paid to the National Government.
The SARB is managed by a 14-member board of directors. The Governor and three Deputy Governors of the SARB are appointed by the President for five-year terms. Of the remaining 10 directors, three are appointed by the President, with the remaining seven elected by the SARB’s shareholders, four of whom represent the interests of commerce and finance, two of whom represent industry and one of whom represents agriculture. These directors hold office for a period of three years. The Governor has a vote on the board of directors and an additional vote to be used only in the event of a tie. The National Government therefore appoints persons controlling 8 of the 15 effective votes to the board of directors of the SARB.
Following his reappointment as Governor of the SARB by President Zuma in August 2009, Mr. Tito Mboweni indicated his intention to leave this office during November 2009 in order to pursue other interests. President Zuma then designated Ms. Gill Marcus as Governor of the SARB with effect from November 9, 2009. Ms. Marcus has extensive knowledge of the SARB, having served as a Deputy Governor from 1999 to 2004. In addition, she served as Deputy Minister of Finance from 1996 to 1999. Ms. Marcus has also served as chairperson of the Joint Standing Committee on Finance and held a number of executive positions in the private sector.
Monetary Policy
The main objective of the SARB’s monetary policy has been the pursuit of price stability. This policy forms part of broader macroeconomic policies of the National Government by creating a stable financial environment and improving the standard of living of all inhabitants of the country. The SARB does not have fixed exchange rate targets and allows the Rand to float freely against international currencies.
In 2000, an inflation-targeting monetary framework replaced the SARB’s previous approach to monetary policy-making. The previous approach involved the public announcement of guidelines for the growth in the broad money supply, augmented by regular wide-ranging assessments of economic conditions and the outlook for inflation. The current inflation-targeting framework is characterized by the announcement of a numerical target for the inflation rate that is to be achieved over a specified period of time, and is also a broad-based strategy for achieving price stability, centered on an analysis of price developments. In light of the weakening of the relationship between money growth and nominal income growth, monetary policy decisions are guided by the deviation of the expected rate of increase in CPIX from a specified target range. An important factor in determining monetary policy is the forecast generated by the SARB’s macroeconomic models, although monetary policy is not decided mechanistically according to the forecast of economic developments. In the application of inflation targeting as a monetary policy framework, allowance is made for the price effects of serious supply shocks, such as changes in the international price of crude oil, higher food prices resulting from unfavorable weather conditions and inordinate changes in the international exchange value of the Rand. The current inflation target is 3-6%.
Having reached a plateau at a level of 12% from early June to early December 2008, the repurchase rate was reduced by 50 basis points on December 12, 2008, and by a further 100 basis points each at four of the meetings of the Monetary Policy Committee (MPC) that took place in the first half of 2009. The improved medium-term outlook for inflation and the widening output gap were a key motivation underlying the decisions taken during the MPC meetings. After leaving it unchanged in its July meeting, the MPC lowered the repurchase rate by 50 basis points to 7.0% in August 2009 and kept at that level in the ensuing three MPC meetings to November 2009. Although cost-push pressures in the economy continued to pose risks to the inflation outlook, the MPC decided to keep the monetary policy stance unchanged because the risks to the inflation outlook appeared to be fairly evenly balanced. The frequency of the meetings for most of 2009 changed from bi-monthly to monthly (excluding July 2009) in order to monitor and respond appropriately to the rapidly changing economic environment. However, in the most recent MPC meeting held on November 17, 2009, the MPC, in its first meeting under the newly appointed Governor Gill Marcus, decided to revert back to its policy of meeting every alternate month, as the global economic environment appeared to have stabilized.
During the past year, monetary policy has been faced with new challenges. For the first time since the introduction of the inflation-targeting framework in 2000, monetary policy had to be implemented in the context of a domestic recession against a backdrop of the severe synchronized downturn in the world economy. At the same time inflation remained well above the upper end of the inflation target range, and despite the downside pressures, targeted inflation was only moderating at a very slow rate. CPIX inflation (the year-on-year change in the headline CPI excluding mortgage interest cost) peaked at 13.6% in August 2008 and declined to 10.3% by December 2008. With the publication in March 2009 of the reweighed and rebased inflation measure, headline CPI inflation for all urban areas was adopted as the new inflation targeting measure, with the target range remaining at 3% to 6%.
CPI measured 8.1% in January 2009, but increased to 8.6% in February 2009 and has been declining gradually since then. By August 2009, the year-on-year CPI inflation was 6.4%; in September 2009, it was 6.1% and in October 2009, the CPI, for the first time in 31 months fell within the SARB’s inflation target range at 5.9%.
In its role of implementing monetary policy, the SARB monitors and influences conditions in the South African money and credit markets and affects interest rates, growth in lending and growth of deposits. The SARB uses open-market operations to determine the amount of liquidity made available to banks on a weekly basis in repurchase transactions. The interest rate for such repurchase transactions is set by the SARB’s MPC and has a significant impact on all short-term interest rates in the economy. The monetary policy stance is decided at the bi-monthly meetings of the MPC. There exists, however, a continuous process of review that takes new information and developments into consideration.
Open market operations entail the buying and selling of securities by the SARB in the open market in order to regulate the conditions in the money market or the level and pattern of interest rates. By injecting or absorbing funds through purchases and sales of securities, the SARB may increase or decrease liquidity in the banking system. Although these transactions are primarily undertaken to achieve long-term monetary objectives, a further objective may be to stabilize temporary money-market fluctuations. Currently, nine primary dealers make markets in government paper, five of which are domestic banks and four of which are international banks. Since its appointment of primary dealers in National Government securities in 1998, the SARB no longer acts as agent for the National Government in buying or selling its securities. The SARB may purchase and sell National Government securities for the SARB’s own account, providing it with an effective means of influencing money market liquidity. Other techniques used by the SARB to influence liquidity include purchasing securities outright, varying the amount of National Government bills offered at tender each week, allocating National Government deposits between the SARB and private banks, issuing SARB debentures and entering into foreign exchange swaps with banks.
During 2004 the SARB conducted a review of its money-markets operations, which were last reviewed in September 2001. As a result, on May 25, 2005, following extensive consultations with market participants, the SARB implemented several changes to its refinancing operations with three aims: to streamline the SARB’s refinancing operations to make them simpler and more transparent; to encourage banks to take more responsibility for managing their own individual liquidity needs in the market; and to promote a more active money market in South Africa. These changes include, among other things, the announcement of an estimate of the average daily market liquidity requirement by the SARB and the estimated range within which the daily requirement is expected to fluctuate in the coming week on the Wednesday morning prior to the main weekly repurchase auction, and the introduction of standing facilities (previously referred to as final clearing or reverse repurchase tenders) at a spread of 50 basis points above or below the prevailing repurchase rate to accommodate banks with short or long liquidity positions.
However, the central feature of the SARB’s operational arrangements — the conduct of repurchase auctions on Wednesdays, with one-week maturity at a repurchase rate fixed at the level announced by the MPC — remains unchanged.
Before the introduction of the changes to the SARB’s refinancing operations, the amount of accommodation provided at the main weekly repurchase auction was stable at around R13 billion, which was also the approximate level of the average daily liquidity requirement of the private sector banks. Thereafter, the amounts on offer at the weekly main refinancing auctions varied, with generally higher levels around month-ends and lower levels towards the middle of the month. In order to square off the banks’ end-of-day positions, standing facilities and cash reserve accounts were utilized.
Following the squaring off of the oversold forward foreign exchange book in February 2004, the SARB continued to increase its foreign exchange reserves through measured buying of foreign exchange from the market, thereby creating Rand liquidity. The banks’ required cash reserve balances with the SARB rose considerably in September 2004 as vault cash was no longer allowed as part of qualifying cash reserves, concluding the phase-out of the vault cash concession which started in September 2001.
The outstanding amount of interest-bearing instruments utilized by the SARB was also raised to drain liquidity from the money market and its composition changed. Debentures with a 56-day maturity were first issued on December 1, 2004, and 56-day reverse repurchase transactions were first conducted on March 24, 2005.
The outstanding amount of South African Government bonds in the SARB monetary policy portfolio steadily declined over the years to reach R7.2 billion during the third quarter of 2009. This followed an agreement between the National Treasury and the SARB on October 20, 2003 which allowed the SARB to restructure and shorten the average maturity of interest-bearing government bonds held in its monetary policy portfolio by conducting cash-neutral auctions.
The following table sets forth the rate at which the SARB provided liquidity to banks as of each month-end indicated.
Repurchase Transaction Rate

2008	(Percent)
January	11.0
February	11.0
March	11.0
April	11.5
May	11.5
June	12.0
July	12.0

2008	(Percent)
August	12.0
September	12.0
October	12.0
November	12.0
December	11.5

2009	(Percent)
January	11.5
February	10.5
March	9.5
April	9.5
May	7.5
June	7.5
July	7.5
August	7.0
September	7.0
October	7.0
November	7.0

Source: SARB.
With effect from May 23, 2007, the SARB began to accept certain parastatal bonds in its repurchase auctions, thereby extending the range of securities which may be used as collateral in the refinancing system. The securities which have been added consist of a selection of bonds included in the All Bond Index, as determined by the Bond Exchange of South Africa (BESA) excluding those issued by commercial banks. However, the added securities do not qualify as liquid assets in terms of the Banks Act. The table below lists the assets which were added as eligible collateral.
Additional securities accepted in repurchase auctions
Rand denominated

Assets previously and still included as eligible collateral	Assets which have been added from May 23, 2007

Government bonds	DBSA (DV07)
Land Bank bills	Eskom Holdings Ltd. (ES09, E170, ES33)
Separate trading of registered interest and principal of securities (STRIPS)	SA National Roads Agency (SZ25)
SARB debentures	Transnet Ltd. (T011)
Treasury bills	Trans-Caledon Tunnel Authority (WS03, WS04)

Source: SARB.

The following table sets forth the money supply (M1A, M1, M2 and M3) of South Africa during the periods indicated.
Money Supply

						As of
	As of December 31,					Sep 30,
	2004	2005	2006	2007	2008	2009
	Rand (million)

Coin and banknotes in circulation	39,080	43,419	49,951	53,606	57,362	57,152
Check and transmission deposits	205,378	248,533	288,041	347,040	362,492	355,210
Total: M1A(1)	244,458	291,952	337,992	400,646	419,854	412,362
Other demand deposits(2)	177,036	211,101	267,687	337,672	333,774	349,261
Total: M1(3)	421,494	503,053	605,679	738,317	753,628	761,623
Other short and medium-term deposits(4)	397,246	460,462	551,163	658,008	807,983	781,426
Total: M2(5)	818,740	963,515	1,156,842	1,396,325	1,561,612	1,543,049
Long-term deposits(6)	95,410	137,615	192,450	271,255	352,589	398,120

Total: M3(7)	914,150	1,101,130	1,349,293	1,667,580	1,914,200	1,941,169

Notes: — Numbers may not total due to rounding.

(1)	Notes and coins in circulation plus check and transmission deposits of the domestic private sector with monetary institutions.

(2)	Demand deposits (other than check and transmission deposits) of the domestic private sector with monetary institutions.

(3)	M1A plus other demand deposits held by the domestic private sector.

(4)	Short-term deposits (other than demand deposits) and medium-term deposits (including all savings deposits) of the domestic private sector with monetary institutions, including savings deposits with and savings bank certificates issued by the Postbank (a division of the South African Post Office).

(5)	M1 plus other short-term and medium-term deposits held by the domestic private sector.

(6)	Long-term deposits of the domestic private sector with monetary institutions, including national saving certificates issued by the Postbank.

(7)	M2 plus long-term deposits held by the domestic private sector.

Source: SARB.
Since the introduction of inflation targeting, the growth in the broadly defined money supply (M3) has not been used as an intermediate target for monetary policy purposes. Nevertheless, money supply and credit may provide useful information about prospective spending plans and inflationary pressures.
The Basel II capital-adequacy framework and the accompanying new regulatory reforms were implemented in January 2008. In the time leading up to the implementation date, banks refined their information and technology systems for the classification and reporting of balance sheet items. Improved classification caused some discontinuities in a few subcategories of the monetary and credit aggregates, but these were limited.
Broad money supply (M3) reached a high point in August 2007 and then started to moderate. The moderation gained some momentum over the course of 2008 and the first nine months of 2008, registering an annual growth rate of 4.0% in September 2009. Tight credit conditions, a slowing economy and significant negative wealth effects, resulting from the precipitous decline in asset prices, counted among the factors that may have underpinned the moderation in money growth. The narrower monetary aggregates displayed growth rates similar to that of M3.

Financial System Stability
The SARB regards the achievement and maintenance of price stability as its primary goal. A necessary parallel objective to this is financial system stability, without which monetary policy cannot be effectively implemented. To pursue the maintenance of financially stable conditions and contain systemic risk, the SARB continuously assesses the stability and efficiency of the key components of the financial system and formulates and reviews policies for intervention and crisis resolution. In calendar 1999 the SARB established a Financial Stability Committee with the specific mandate to strive to enhance financial stability by continuously assessing the stability and efficiency of the financial system, formulating and reviewing appropriate policies for intervention and crisis resolution, and strengthening the key components of the financial system. A Financial Stability Department was established within the SARB with effect from August 1, 2001 to help monitor the stability of the financial system as a whole by identifying inherent weaknesses and the build-up of risks that may result in financial system disturbances. Central to the SARB’s increased focus on, and contribution to, the financial stability discourse, a semi-annual Financial Stability Review is published that covers both a quantitative and qualitative assessment of the strength and weakness of the South African financial system.
A cross-sectoral body was created in calendar 2002 to facilitate cooperation in identifying threats to the stability of the South African financial sector and in proposing and obtaining approval for appropriate plans, mechanisms and structures to mitigate such threats. This body creates a coordinated network of contingency planning contacts throughout the financial services industry, which could also act as a crisis management team to deal with tactical situations affecting one or more firms. It also facilitates cooperation between key financial sector institutions and regulators in times of a major catastrophic event or disaster, in order to have the best chance of protecting staff, facilitating recovery and sustaining both a stable financial market and consumer confidence through business continuity planning.
Regulation of the Financial Sector
Since 1994, South Africa has made a dedicated effort to deregulate the financial sector. The new market-based approach to regulation relies heavily on the use of strengthened corporate governance and accountability principles, enhanced disclosure systems, and market discipline as an incentive to compliance. Although increased deregulation has encouraged both competition and innovation, it has simultaneously demanded heightened supervision, more explicit market integrity and strengthened consumer protection mechanisms.
The two main regulatory authorities, the Financial Services Board and the SARB, apply measures to secure the financial soundness of the financial system of South Africa as a whole. The regulatory instruments that they use include entry and other standard requirements, ownership constraints, limitations on certain activities, jurisdictional constraints, pricing constraints and operational constraints, such as capital and liquidity requirements and trading capacity requirements. Domestic supervision also incorporates international standards. South African financial institutions must comply fully with the majority of the Basel capital adequacy principles and standards, and Basel II (developed by the Basel Committee on Banking Supervision and endorsed by central bank governors and the heads of bank supervisory authorities in the G-10 countries) was implemented in South Africa on January 1, 2008, in accordance with the Basel Committee timeframe. South African financial institutions must also comply with the financial reporting and disclosure standards incorporated in the international accounting standards, adopted by the International Organization of Securities Commissions. The various financial markets, financial institutions and financial instruments are regulated by a series of general, specific and enabling legislation.
Legislation enacted in 1998 provides for an independent competition authority, comprising an investigative division and an adjudicative division with broad powers to, among other things, issue compliance orders and interdicts, levy fines, impose structural remedies such as divestitures and prohibit mergers. The legislation also provides for a right of appeal to a specially constituted judicial authority. In the majority of cases, the adjudicative divisions have sole jurisdiction over competition matters. Amendments to the legislation enacted in 1999 require pre-merger notification in particular cases.
The Office of the Registrar of Companies falls under the supervision of the DTI and is responsible for administering the Companies Act of 1973. The Office of the Registrar of Banks forms part of the SARB and conducts the supervision of banks. The Financial Services Board regulates the financial markets for equity, debt and derivative securities, as well as non-bank financial institutions registered under specific legislation. Advisory committees serve the various offices and boards, and a Policy Board for Financial Services and Regulation coordinates the institutional and functional aspects of regulation. Appeal boards are provided for if and when they are needed, but responsibility for regulation remains with the Minister of Finance.
Legislative and regulatory initiatives coming into force since 2000 include the following:
•	The Financial Intelligence Centre Act of 2001 contains measures aimed at combating money laundering, such as reporting of suspicious transactions, improved client identification and verification, and record-keeping requirements. The Financial Intelligence Centre Amendment Act of 2008, gives appropriate and adequate responsibilities and powers to supervisory bodies and the Financial Intelligence Centre to enforce the provisions of the Act.

•	The Financial Advisory and Intermediary Services Act of 2002 was enacted to protect investors from poor and misleading advice by imposing licensing requirements on financial service providers, advisors and intermediaries. The Act requires the approval of financial service providers, key personnel and compliance officers by the Financial Services Board’s registrar and requires the disclosure of advisors’ actual or potential interests, commission and fees paid, and details of how underlying assets are valued.

•	The Collective Investment Schemes Control Act of 2002 provides fund managers with greater flexibility to create and manage funds through an expanded use of derivatives and derivative-based hedge funds in unit trust portfolios, while at the same time improving investor protection by imposing investment limits and liability for misrepresentations.

•	Financial reporting standards were made more consistent with international standards and Generally Accepted Accounting Practices through the adoption, in January 2003, of the Accounting Standard AC 133.

•	The Prevention and Combating of Corrupt Activities Act of 2004 was enacted to prevent and combat corruption and corrupt activities. Measures employed to achieve this include establishing a broad general offense of corruption and providing for the extraterritorial application of the Act.

•	The revised Code of Banking Practice, which formalizes standards of disclosure and conduct and provides safeguards for retail and small business banking clients, was voluntarily adopted by the members of the Banking Council of South Africa and became effective on October 1, 2004.

•	At the end of 2004, Parliament passed the Financial Services Ombud Scheme Act of 2004. The Act aims at protecting consumers of financial services by expanding and strengthening ombud scheme arrangements designed to resolve complaints either resulting from non-compliance with the provisions of the Financial Advisory and Intermediary Services Act or relating to claims that a financial service provider willfully or negligently rendered an unfair financial service to a client.

•	The Securities Services Act of 2004 came into force on February 1, 2005 and replaces the Stock Exchanges Control Act of 1985, the Financial Markets Control Act of 1989, the Custody and Administration of Securities Act of 1992 and the Insider Trading Act of 1998. The objective of the Act is to reduce systemic risk and ensure a fair, efficient and secure means of securities trading in South Africa’s capital markets in accordance with international regulatory standards. Under the Act, the JSE and the BESA will continue to operate as self-regulating organizations but are obliged to comply with the requirements of the Act with regard to the making of rules and the enforcement thereof. The Securities Services Act also facilitated the demutualization of the JSE to become a public unlisted company known as JSE Ltd. from July 1, 2005.

•	A revised draft of the Dedicated Banks Bill, intended to increase competition and thereby enhance access as regards savings accounts and affordable banking services, is also expected to be submitted to the Cabinet prior to consideration by Parliament during the course of 2010.

•	The Co-operative Banks Bill, aimed at providing member-based banking services to a broader segment of the population, was also released to the public for comment by the National Treasury in 2004. The first draft of the Co-operative Banks Bill was revised to reflect the numerous comments received and was tabled in the National Economic Development and Labour Council (Nedlac) for further comments. The Co-Operatives Banks Act of 2007 came into effect on August 1, 2008. Among other things, the Act seeks to promote and advance the social and economic welfare of all South Africans by enhancing access to banking services under sustainable conditions while promoting the development of sustainable and responsible co-operative banks. It also creates a regulatory framework for co-operative banks. The first co-operative banks are expected to be registered in early 2010.

•	The Auditing Profession Act of 2005 created a legislative framework for regulating registered auditors. This Act came into effect on April 1, 2006 and is expected to enhance, inter alia, the independence, effectiveness and powers of the re-constituted regulatory board, namely the Independent Regulatory Board for Auditors.

•	As of January 1, 2008, South African registered banks were required to comply with the new Capital Accord (Basel II). The Banks Act was thus substantially amended in the main, to comply with the principles of Basel II. After an extensive consultation process involving all stakeholders and the requisite parliamentary process, the Banks Amendment Act of 2007 was assented to by the President of the Republic of South Africa and published on November 15, 2007.

•	Since the publication of the South African National Payment System Framework and Strategy document in 1995, major payment system milestones have been achieved and all major domestic risk-reduction objectives were met. This framework and strategy document contained a ten-year vision up to 2004. The main objective of the new framework and strategy document, known as Vision 2010, is to provide high-level strategic guidance for the payment system up to 2010.

•	The National Credit Act came into effect on June 1, 2006. The National Credit Act consolidates fragmented legislation, introduces broad consumer rights, increases rules and procedures pertaining to the activities of credit providers and creates a National Credit Regulator to administer and regulate the credit industry.

•	In May 2006, the Corporate Laws Amendment Bill was tabled in parliament. Proposals include, inter alia, financial reporting by “public interest companies” to be in line with the international standards adopted from time to time by the International Accounting Standards Board and the removal of the current prohibition on companies to provide financial assistance for the acquisition of their own shares. The latter would, amongst other benefits, enable financially strong companies to offer assistance for the purchase of their own shares to accommodate BBBEE transactions. The Bill was successfully passed in October 2007 and the Corporate Laws Amendment Act came into effect on December 14, 2007.

•	The JSE demutualized in July 2005 and listed in June 2006, allowing it to operate as a company with share capital. This put the JSE on par with its international competitors, the majority of which have already demutualized and converted to companies. In February 2009, the majority of the shareholders of BESA accepted an offer by the JSE to acquire BESA. In June 2009, the JSE and BESA merged. It is expected that the merger will realize, among other things, benefits of greater liquidity, reduction of costs through economies of scale and better risk management for users of a single exchange.

•	The DTI commenced the process of reviewing the corporate laws in South Africa in fiscal 2006. The aim of this review was to bring the South African corporate law framework closer to full compliance with international standards and best practices, provide the necessary protection to all corporate stakeholders, maximize the opportunities for companies to attract capital and stimulate economic growth. Following various public consultation processes, the proposed Companies Act of 2008 was passed by both the national legislature and was assented to by the then President of the Republic of South Africa, Kgalema Motlanthe in 2009. The Companies Act of 2008 was published on April 9, 2009 but is expected to come into force in 2010. It will replace the existing Companies Act of 1973 and some of its significant changes include facilitating the rescuing of businesses that are in financial distress and reducing the regulatory burdens placed of small and medium enterprises.

•	The Competition Amendment Act of 2009 was enacted in August 2009 and amends the Competition Act of 1998, through the introduction of provisions dealing with concurrent jurisdictions of industry regulators, complex monopolies and market inquiries.

•	The Consumer Protection Act of 2008, provides for a consumer protection regime that has been designed to promote and advance the social and economic welfare of consumers.

•	The revised King Code and Report on Governance for South Africa (“King III”) was launched on September 1, 2009. It will come into effect and replace the existing King II Code and Report on Corporate Governance (“King II”) on March 1, 2010. By way of background, the review of King II was prompted by changes in international governance trends and the reform of South Africa’s company laws with the promulgation of the new Companies Act of 2008 anticipated to come into effect in July 2010. The review also comes at a time when companies and corporate governance are increasingly under the spotlight in light of recent corporate failures and the global economic slowdown.
Financial markets such as the foreign exchange market and the money market are not regulated by specific legislation but are subject to general legislation and regulation by agencies such as the SARB. Institutions currently not required to register under any particular legislation are not subject to specific regulation. However, it is expected that all individuals and firms conducting investment business in the future will be required to comply with certain minimum requirements in respect of disclosure and capital adequacy. These individuals and firms will also be required to adhere to a strict and coherent code of business conduct imposed to strengthen supervision.
Structure of the Banking Industry
At the end of August 2009, 19 banks, two mutual banks and 13 local branches of foreign banks were registered with the Office of the Registrar of Banks. Furthermore, 42 foreign banks had authorized representative offices in South Africa. At the end of June 2009, 132,905 people were employed in the banking sector.
The five largest banking groups dominating the South African banking sector are ABSA Bank Ltd., The Standard Bank of South Africa Ltd., FirstRand Bank Ltd., Nedbank Ltd. and Investec Bank Ltd. The five largest banks constituted 90.6% of total banking-sector assets at the end of August 2009. The four largest banks, excluding Investec Bank Ltd., offer a wide range of services to both individual and corporate customers at branches across all nine provinces.
The South African banks remained profitable and adequately capitalized for the first eight months of 2009. Balance sheet growth, with special reference to loans and advances, declined to its lowest level and turned negative at the end of June 2009, increasing only slightly thereafter. Credit risk remained high with asset quality expected to continue to deteriorate during 2009.
The capital adequacy ratio for the banking sector remained well above the 9.8% average minimum requirement, increasing from 12.8% at the end of August 2008 to 13.6% at the end of August 2009. Tier 1 capital adequacy also improved from 9.7% at the end of August 2008 to 10.6% at the end of August 2009. Return-on-equity and return-on-assets, calculated on a smoothed basis, deteriorated from 20.7% and 1.2% respectively, at the end of January 2009, to 17.3% and 1.0%, respectively, at the end of August 2009. Smoothed ratios only are available for 2009 owing to the implementation of Basel II on January 1, 2008.
Total banking sector assets increased from R2,859 billion at the end of August 2008 to R3,019 billion at the end of August 2009, representing an annual growth rate of 5.6%. The lowest level of total asset growth during 2009 was reported at the end of June 2009 amounting to 2.2%. Total loans and advances increased from R2,264 billion at the end of August 2008 to R2,284 billion at the end of August 2009, representing 76% of total assets at the end of August 2009. The annual growth rate of total loans and advances declined to (1.0)% at the end of June 2009, recovering slightly to 0.9% at the end of August 2009.
Credit risk ratios continued to deteriorate during 2009 due to the increase in interest rates, economic developments in South Africa and the turmoil experienced in international financial markets. Impaired advances (advances against which a specific impairment has been raised) increased from R68.2 billion at the end of August 2008 to R132.1 billion at the end of August 2009, resulting in an increase in the ratio of impaired advances to gross loans and advances from 3.0% at the end of August 2008 to 5.8% at the end of August 2009.
Financial Sector Charter
In August 2002, the financial sector voluntarily committed itself to developing a charter to address historical sector imbalances, particularly with reference to human resource development, broadening economic participation and access to financial services. Thereafter, key industry stakeholders came together to develop the

Financial Sector Charter, which was launched by the industry and the Minister of Finance in October 2003. The Financial Sector Charter is built around a central vision of promoting a transformed, vibrant and globally competitive financial sector that reflects the demographics of South Africa and contributes to the establishment of an equitable society by effectively providing accessible financial services to blacks and by directing investment into targeted areas in the economy.
The Financial Sector Charter established sector transformation goals, emphasizing targets for human resource development, procurement and enterprise development, access to financial services and ownership transfer. For example, the financial sector is committed to ensuring that 80% of the population in lower income groups has access to financial services by 2008. In order to achieve this, eight banks, including the country’s four major retail banks — ABSA, FirstRand, Nedbank and Standard Bank — as well as the Postbank, launched the Mzansi account in October 2004. Mzansi is a low-cost national bank account, extending banking to low-income earners and those currently living beyond the reach of banking services. Mzansi is an initiative aimed at establishing full-service banking within no more than 15 kilometers of every South African and an automatic teller machine within no more than 10 kilometers of each South African’s home. Since the inception of the Mzansi initiative, more than 5 million South Africans have gained access to banking services. Through this initiative, by the end of 2008, 98% of the 80% target had access to banking savings products and services.
In addition, a framework has been developed for extending R42 billion in housing finance on favorable terms to households largely excluded from the mortgage market until now. The Financial Sector Charter Council’s 2008 Annual review indicates that as of the end of 2008 the financial sector originated over R45.7 billion in low-income housing loans.
One of the principal sector transformation goals of the Financial Sector Charter relates to ownership transfer. The Financial Sector Charter states that each financial institution must transfer 25% ownership to previously disadvantaged South Africans, including 10% through direct ownership transfers, by 2010. As of the end of 2008, the average direct ownership percentage of previously disadvantaged South Africans was 23.3%.
Through the Financial Sector Charter, over R200 billion has been invested in the South African economy since 2005. The financial sector has also invested over R101 billion through BBBEE financing in other sectors of the economy, including vendor-financed ownership deals in the financial sector itself.
Credit Allocation
Growth in total banking sector loans and advances extended to the private sector by the banking sector slowed down considerably from the middle of 2007 and reached an annual record low of negative 0.2% in September 2009, as lending and borrowing conditions became unfavorable. Tightening in monetary policy increased the debt-service costs for an already indebted private sector. Lending standards for the household sector were raised in accordance with the National Credit Act, while recently, household balance sheets began to be undermined by stagnant real estate prices and increasingly volatile financial markets. The consumers’ purchasing power was also eroded by inflation. The deteriorating economic climate was evident in weakening business and consumer confidence. Annual growth in installment sale and leasing finance as well as other loans and advances decelerated and recorded negative rates beginning April and May 2009, respectively. Growth in total banking sector loans and advances slowed over the past two years as a result of a cumulative 500 basis points increase in interest rates since the beginning of 2006. At the end of July 2008 the annual growth rate in loans and advances declined to 13.8%, from 23.9% at the end of July 2007. As indicated below, credit exposure to the public sector is small in comparison to that of the private sector.

Percentage distribution of total credit extended (September 2009)

Percentage
distribution
of total credit
extended by
banks
Percent

Corporate exposure	31.9
Public sector entities	1.9
Local government and municipalities	0.3
Sovereign (including central government and central bank)	5.9
Banks	15.5
Securities firms	1.3
Retail exposure	41.1
Securitization exposure	2.1

Source: SARB.
Total loans and advances to the domestic private sector consist of installment sale credit, leasing finance, mortgage advances, overdrafts, credit card and general advances. The first three categories are referred to as asset-backed credit, while the last three categories together are referred to as other loans and advances.
The National Credit Act was fully implemented on June 1, 2007, with the aim of facilitating access to credit while preventing over-indebtedness and reckless lending in the credit market.
The following table sets out a sector classification of total loans and advances at the end of June 2009.
Sectoral distribution of bank Credit as of June 30, 2009

		As a
		percentage
	Rand	of total
Sectoral distribution of credit	(billion)	credit

Agriculture	54.9	1.52
Mining	110.9	3.07
Manufacturing	144.2	3.99
Electricity	30.8	0.85
Construction	44.7	1.24
Wholesale and retail trade	137.4	3.80
Transport and communication	98.7	2.73
Financial intermediation and insurance	813.5	22.49
Real estate	184.8	5.11
Business services	211.7	5.85
Community, social and personal services	175.0	4.84
Private households	1,373.3	37.97
Other	236.9	6.55
Total	3,616.7	100.00

		As a
		percentage
	Rand	of total
Geographical distribution of credit	(billion)	credit
South Africa	3,279.3	91.11
Other African countries	17.6	0.49
Europe	240.3	6.68
Asia	8.2	0.23
North America	47.8	1.33
South America	3.1	0.09
Other	3.1	0.09
Total	3,599.4	100.00

Source: SARB.
Capital Markets
The JSE was established 122 years ago and is the nation’s primary licensed market for equity securities. The JSE is governed externally by South African legislation and internally by its own rules and regulations. The JSE listed itself on June 5, 2006. The listing included a proposal regarding the implementation of a BBBEE.
The introduction of the Johannesburg Equities Trading system (JET), an electronic, automated and central order-driven system, culminated in the closure of the trading floor in 1996. Subsequently, the trading system and real-time information dissemination system (InfoWiz) of the London Stock Exchange (LSE), replaced JET in May 2002. In calendar 2007 the JSE and the LSE both moved onto the LSE’s new trading platform, TradElectTM. JSE members connect to JSE TradElectTM and InfoWiz through a hub at the JSE in South Africa.
In June 2003, the JSE announced the first alternative “exchange” in Africa that would list small and medium sized companies, specifically targeting BBBEE and junior mining companies. The new market, named AltX, opened in October 2003 and runs parallel to the main exchange, with separate listings requirements and reduced fees. As of September 2009, 76 companies were listed on the AltX exchange with a market capitalization of R14 billion.
The South African Futures Exchange (SAFEX) is the forum for trading futures contracts. The JSE acquired SAFEX in August 2001 and merged it into the JSE as an equity derivatives division and a commodity derivatives division. In February 2005, the JSE launched Yield-X which is the platform for trading all interest rate-related products and currency products. Since the acquisition of BESA in June 2009, the JSE comprises of five markets: the main equity board; AltX; Yield-X; Safex (equity derivative and commodity derivative markets) and the bond market.
Regulation of insider trading is vested in the Financial Services Board, which has extensive surveillance and detection capability and was established in partnership with the JSE.
Since 1995, the JSE has permitted limited liability corporate memberships and has phased out citizenship requirements for members of the JSE. Several banks, both domestic and international, have acquired or established stock-brokering businesses as members of the JSE. Stockbrokers are required to meet stringent capital adequacy requirements and to keep client funds in trust accounts separate from the stockbroker’s own funds. The Stock Exchange Guarantee Fund was established to protect investors and may be used to discharge certain liabilities of members relating to the buying and selling of securities.
Since 1999, companies have been permitted to buy back their own shares and are required to disclose security interests, directors’ pensions and compensation, and in the case of public companies, to appoint a secretary. Legislation restricts undesirable advertising and canvassing relating to securities.

The following table sets forth the market capitalization and number of companies listed on the JSE and the JSE’s trading volumes and values for the period indicated.
JSE

						As of
						September
	As of December 31,					30,
	2004	2005	2006	2007	2008	2009
Market capitalization(1)	2,566.4	3,586.1	5,041.5	5,696.8	4,541.9	5,415.5
Trading volume(2)	45,438	54,510	74,487	70,870	83,778	62,641
Trading values(3)	1,031,207	1,278,690	2,121.500	2,980.129	3,263,065	2,050,000
Listed companies(4)	404	388	400	422	425	412

Notes: —

(1)	In billions of Rand at end of period.

(2)	In millions of shares traded.

(3)	In millions of Rand.

(4)	Actual figures at the end of period.
According to the World Federation of Exchanges, the JSE was the 18th largest stock exchange in the world, in terms of market capitalization, as of the end of August 2009.
The market capitalization of the JSE at the end of September 2009 was R5,415.5 billion. In the first nine months of 2009, the total value of share capital raised by companies listed on the JSE was R90.1 billion, an increase of R29.1 billion compared with the first nine months of 2008. Turnover of shares listed on the JSE amounted to approximately R3,000 billion in 2008 and R2,049.8 billion in the first nine months of 2009 (38% of market capitalization as at September 30, 2009).
A number of foreign companies which have their primary listing on other exchanges maintain a secondary listing on the JSE, such as Anglo American Plc and Old Mutual Plc. Other companies that maintain a secondary listing on the JSE include Aquarius Platinum, BHP Billiton Plc, Compagnie Financiere Richemont SA, Bicc Cafca, Dimension Data Holdings Plc, Hwange Colliery Company, Brait SA, Halogen Holdings Societe Anonyme, Investec Plc, Liberty International Plc, London Finance and Investment Group Plc, Lonmin Plc, Lonrho Africa Plc, Marshall Monteagle Holdings Societe Anonyme, Oando Plc, SABMiller Plc, First Uranium Corporation, Tawana Resources NL, African Eagle Resources Plc, Anooraq Resources Corporation, Mondi Plc, Pan African Resources Plc, Eastern Platinum, Great Basin Gold, IPSA Group Plc, Jubilee Platinum Plc, Uranium One Inc., Braemore Resources Plc, BRC Diamondcore, Central Rand Gold, Coal of Africa, Diamondcorp Plc, Kiwara Plc, Rockwell Diamonds Inc., British American Tobacco Plc, Firestone Energy, Mas Plc, Net 1 UEPS Technologies Inc., New Europe Property Investment Plc, Platmin, Reinet Investments SCA and Trustco Group Holdings.
Non-residents of South Africa made net purchases of shares of R62.7 billion in the first nine months of 2009, as compared to net sales of R54.4 billion in 2008. On average, non-resident participation in the JSE has accounted for 18% of the value of all shares traded as of September 2009. Annualized liquidity on the JSE increased from an average of 35.6% in 2000 to 56.2% in September 2009 and the closing value of the All-Share price index on the JSE increased by 5% from the end of September 2008 to the end of September 2009. Since 1999, 537 companies have delisted from the JSE compared with only 281 new listings during the same period.
The main index charting the performance of the JSE is the FTSE/JSE Africa All-Share Index. At September 30, 2009, the FTSE/JSE All-Share Index included 161 companies and accounted for approximately 64% of the market capitalization of the JSE. At September 30, 2009, the 10 largest companies by market capitalization represented approximately 46% of total market capitalization. Access to investment opportunities on the African continent was increased, firstly, when the JSE together with the FTSE Group introduced the FTSE/JSE All-Africa 40, and the FTSE/JSE All-Africa ex South Africa 30 indices in 2008; and, secondly, when the JSE launched the Africa Board in February 2009, offering listings to companies domiciled or with the largest part of their activities in Africa. BESA became the sole formal forum for trading debt instruments (including domestic government debt securities, or gilts) in calendar 1996. Electronic net settlement takes place through settlement agents appointed by the members and market practitioners. Bonds traded on BESA are cleared and immobilized through Share Transaction Totally Electronic Ltd., an electronic clearing and settlement system. In October 2007, BESA seat holders voted for demutualization and conversion from a mutual association to a public company. In the process, the exchange was renamed the Bond Exchange of South Africa Ltd. in December 2007. Since 1997, BESA has used a rolling settlement period of three days. BESA implemented a bond automated trading system in January 2000. This system introduced centralized price discovery through screen trading and price transparency through information dissemination. In June 2009 the JSE and BESA merged as the JSE acquired the entire issued share capital of BESA.
The nominal value of turnover in the bond market in the nine months to September 2009 was approximately R10,300 billion. The turnover in the secondary bond market in calendar 2008 was R19,264 billion compared with R13,861 billion in 2007 and R11,449 billion in 2006. Non-residents’ net sales of South African bonds amounted to R8.8 billion in the first nine months of 2009, compared with net purchases of R2.4 billion in the corresponding period of 2008. Non-resident participation in the domestic bond market declined from 18% in 2007 to 13% in 2008 and further to an average of 12% in the first nine months of 2009.
Derivative instruments are traded either on an over-the-counter basis or on an exchange. The Equity Derivatives Division of the JSE, known as the SAFEX prior to its acquisition by the JSE in August 2001, is responsible for all futures contracts and options on futures. SAFEX Clearing Company (Pty) Ltd. (SAFCOM) is the clearinghouse for SAFEX and also provides compliance, surveillance and other exchange services. Trading takes place on an automated trading system. SAFEX introduced commodity futures in South Africa in July 1995, Rand-dollar futures in May 1997, and individual equity futures in February 1999. On June 18, 2007 the JSE (via Yield-X) began trading in foreign currency derivatives. Financial market infrastructure was modernized through the replacement by the JSE of its 15-year-old derivatives system with a multiple instrument online trading system, Nutron, in 2008. The equity product offerings of the JSE’s Equity Derivatives Division was broadened with the introduction of not only futures and options on the Mini Alsi in June 2008, encouraging retail investor participation, but also of international derivatives in November 2008, affording South African participants exposure to international shares not listed on the JSE. The derivative product range of the JSE’s Commodity Derivatives Division was expanded in January 2009 to include cash-settled maize futures on the Chicago Board of Trade and in October 2009 it was further diversified to include energy and precious metal products, cash settled off the New York Mercantile Exchange and the Commodity Exchange.
In the first nine months of 2009, trading activity in the equity derivatives market remained subdued due to volatile underlying share market conditions. Although single-stock futures accounted for only 8% of total turnover by value in the first nine months of2009, they accounted for 64% of total number of contracts traded. Turnover in commodity futures and options declined by 40% in the nine months to September 2009, compared with the same period of 2008, as local grain prices declined due to lower international grain prices and the appreciation in the exchange value of the Rand. Turnover in warrants declined by 10% over the same period. Turnover in derivatives on the JSE for the first nine months of 2009 is indicated in the accompanying table.
Derivatives turnover on the JSE, January to September 2009

		Change
		over one
		year
	Rand	Percentage
	(billion)
Equity futures and options on futures	2,304	43
Warrants	2	(10)
Commodity futures and options	175	(40)
Interest rate derivatives	113	45

Exchange Controls
The SARB on behalf of the Minister of Finance administers South Africa’s exchange control regulations. It is assisted in this task by a number of banking institutions that have been appointed by the Minister of Finance as authorized dealers (Authorized Dealers) in foreign exchange. Such banking institutions undertake foreign exchange transactions for their own account with their clients within limits and subject to conditions established by the SARB. Until 1995, control over non-residents’ capital transactions was based mainly on the Financial Rand System, which was reintroduced in 1985 at the time of the proclamation of the debt standstill. In March 1995, the National Government abolished the Financial Rand System and the resulting dual exchange rate. No capital controls are, therefore, applied to non-residents, who may freely invest in and disinvest from South Africa. This applies to portfolio investment as well as foreign direct investment into South Africa.
Since the abolition of the dual exchange mechanism in 1995, South Africa has had a unitary exchange rate that applies to both current and capital transactions between residents and non-residents. As discussed below, residents still face certain restrictions. However, these restrictions have gradually been eased so as to foster macroeconomic stability, a stronger balance of payments and financial sector development.
The present exchange control system in South Africa is used primarily to control movements of capital by South African residents. In order to ensure that capital transfers are not disguised as current payments, controls and limits are placed on transfers of a current nature, such as the single discretionary allowance that may be apportioned for travel for vacation and business purposes, study allowances, donations to missionaries, maintenance transfers and gifts/loans to non-residents. Private individuals may invest up to R2 million for any purpose outside the CMA (consisting of South Africa, Lesotho and Swaziland), provided that the individual is over the age of 18 years and a registered tax payer in good standing. South African private individuals are able to invest, without restriction, in approved inward listed instruments on South African exchanges. Certain restrictions were, however, imposed on foreign investment by corporates. With effect from October 2004, limits on foreign direct investments by South African corporates were abolished. Dividends declared by offshore subsidiaries of South African companies after October 26, 2004 may be retained offshore. Foreign dividends repatriated to South Africa after October 26, 2004 may be retransferred offshore again at any time for any purpose. Corporates are allowed, on application, to transfer funds from South Africa for each new and approved foreign investment outside the CMA. Authorized Dealers administer the directives and guidelines on foreign direct investments under R500 million. Application to the SARB’s Exchange Control Department for prior approval of a foreign investment is still required for foreign direct investments over R500 million. These applications, which permit the SARB to monitor the level of foreign investment, are considered on merit and are granted if South African exchange control authorities believe the investments would be of long-term economic benefit to South Africa. The SARB reserves the right to stagger capital outflows relating to very large foreign investments so as to manage any potential impact on the foreign exchange market.
Authorized Dealers in foreign exchange are allowed to approve the granting of credit terms in respect of exports only for periods not exceeding six months, with an extension of a further six months in certain circumstances without reference to the SARB. Since calendar 1996, corporates engaged in exportation and importation have been permitted to offset costs of imports against proceeds from exports within a specified period.
Various measures aimed at easing certain of the country’s remaining exchange control regulations became effective in the late 1990s. The measures included abolishing most of the remaining quantitative limits on current account transactions; permitting South African institutions to invest funds abroad; permitting trading of Rand-dollar futures contracts on the South African Futures Exchange, with participation initially restricted to individuals and institutional investors; and relaxing the application of local borrowings limits to foreign controlled South African companies.
Retirement funds and long-term insurers registered as institutional investors for exchange control purposes were then permitted, with prior SARB approval, to invest up to 15% of their total retail assets in foreign assets. Collective investment scheme management companies and investment managers were permitted to invest up to 25% of their total retail assets in foreign assets.

In calendar 2007, the exchange control requirement that South African companies must obtain a majority (i.e. 50%+1) shareholding in foreign entities and/or projects outside of Africa, was replaced with the requirement that a shareholding of at least 25% be obtained.
South African companies involved in international trade were permitted to operate a single customer foreign currency (CFC) account for both the trade and services and use it for a wider variety of permissible transactions. This reduced the transaction costs associated with multi CFC accounts and their restricted use.
Foreign companies, governments and institutions were permitted to list equity and bond instruments on South Africa’s securities exchanges. See “ — Capital Markets” above. Furthermore, South African private individuals were permitted to invest without restrictions in approved inward listed instruments on South African exchanges.
In the Budget Speech of 2008, the Minister of Finance announced further significant reforms of exchange controls. These changes herald a shift in the regulatory regime from control measures to prudential regulation. A single R500,000 per year discretionary allowance for the purposes of travel, study allowances, gifts, donations to missionaries and maintenance was announced for private individuals. The pre-approval process for foreign direct investment for transactions totaling less than R50 million per company per year was removed. Authorized Dealers could administer the directives and guidelines on these types of investments. The exchange control requirement that a shareholding of at least 25% should be obtained when investing in a foreign entity was replaced with the requirement that at least 10% of the foreign-target entity’s voting rights must be acquired. Where the total cost of foreign direct investment exceeds R50 million per company per calendar year, an application must be submitted before the investment is made.
The prudential regime has been further streamlined by the abolition of the pre-approval process whereby Authorized Dealers may effect foreign currency transfers on behalf of institutional investors, without referral to the Exchange Control Department of the SARB. Pension funds and underwritten policies of long-term insurers could increase their foreign exposures from 15% to 20%. Collective investment schemes, investment managers and the investment-linked business of long-term insurers could increase their foreign exposures from 20% to 30% of total retail assets. These institutional investors were allowed an additional exposure of 5% for portfolio investments in Africa. The exposure limits are monitored by the quarterly asset allowance reports submitted to the Exchange Control Department of the SARB.
The restrictions on South African companies and other entities to participate in foreign inward-listed securities on the JSE and BESA, including participation in the Rand futures, were removed. These changes enable South African companies, trusts, partnerships and banks to manage their foreign exposure, since they were permitted to participate in Rand futures market on the JSE without restrictions. These changes allow companies to diversify and hedge their currency exposure, which support macroeconomic stability, reduce exchange-rate volatility and deepen domestic financial markets. This dispensation was also extended to investment in inward-listed (foreign) instruments on the JSE and BESA.
In the 2009 MTBPS, reforms to reduce red tape on business transactions were announced. The prohibition on SADC loop structures was abolished. The limit for submitting applications to the Exchange Control Department of the SARB in respect of foreign direct investment by South African corporates was increased from R50 million to R500 million per company per calendar year. Applications below this limit are processed by Authorized Dealers, subject to certain conditions and reporting obligations.
The requirement that companies must convert foreign exchange credited to CFC account to Rand within 180 days was removed. South African companies are, however, still required to repatriate export proceeds to South Africa.
The R250,000 limit on advance payments for imports was removed and South African companies were allowed to open foreign bank accounts for permissible purposes without prior approval, subject to reporting obligations.
The 3:1 ratio applicable to local financial assistance in respect of affected persons was withdrawn. The 1:1 ratio remains applicable for the acquisition of residential properties and any other financial transactions, such as portfolio investments, securities lending, hedging, repurchase agreements, etc. by non-residents and affected persons. Local financial assistance made available to emigrants also remains subject to the 1:1 ratio.

The foreign capital allowance for resident individuals, was increased from R2 million to R4 million and the single discretionary allowance from R500,000 to R750,000. Similarly, the foreign capital allowance for emigrants was increased from R2 million to R4 million per single person emigrating and R4 million to R8 million per family unit.
Gold and Foreign Exchange Contingency Reserve Account
The Gold and Foreign Exchange Contingency Reserve Account (GFECRA) in the books of the SARB reflects the Rand currency and gold price valuation profits and losses on all transactions which the SARB had entered into in terms of the SARB Act on behalf of the National Treasury. The GFECRA comprises credit and debit balances on three different accounts: a gold price adjustment account (GPAA); a foreign exchange adjustment account (FEAA); and a forward exchange contracts adjustment account (FECAA).
The GPAA reflects any valuation profit or loss on the gold held by the SARB. The FEAA account reflects any profit or loss on assets of the SARB-denominated in currencies other than the Rand as a result of depreciation or appreciation, as the case may be, of the Rand against the currency of such assets. Since calendar 1997, the SARB has permitted an increasing percentage of South Africa’s gold production to be marketed by the Rand Refinery and various mining houses.
The FECAA reflects profits or losses on any forward exchange contract entered into by the SARB, valuation profits and losses on foreign exchange liabilities of the SARB, and any profit or loss due to changes in the value of the Rand against the currency of the United States on certain agreements for the reinsurance of export contracts. Since early 1997, the SARB has terminated the extension of forward cover with respect to future external commitments.
Private banking institutions were encouraged to develop an active and efficient forward foreign exchange market without participation by the SARB. The SARB continued to intervene in the foreign exchange market via the forward book. This policy was also abandoned in August 1998. Currently, the SARB purchases foreign exchange from the Authorized Dealers to accumulate reserves when market conditions allow. The SARB however does not intervene in the foreign exchange market with a view to influence the value of the Rand.
Prior to calendar 2002, upon the agreement of the Minister of Finance and the Governor of the SARB, the balance of the GFECRA could be reduced by the issuance, by the South African Government to the SARB, of zero-coupon bonds convertible into interest-bearing bonds wherever the SARB wants to use the bonds in its market operations. With respect to the GFECRA balance on March 31, 2002, and in accordance with the Gold and Foreign Exchange Contingency Reserve Defrayal Act, the National Treasury settled the negative balance amounting to R28.0 billion in four tranches, partly in cash and partly in bonds over a four-year period which commenced in fiscal 2003. The National Treasury paid the final tranche of the outstanding balance of R28 billion in April 2005.
In calendar 2005, a new settlement methodology for the settlement of the GFECRA balances was agreed between the National Treasury and the SARB, whereby the balance on the GFECRA as of March 31 each year is split into transactions with a cash flow (money market liquidity) impact and a non-cash flow (revaluation) component. Valuation gains and losses are not settled, but reflected either as an asset or liability on the financial statements of the two institutions. Therefore, only transactions with a cash flow impact are settled. The outstanding balance to be settled accumulates interest at the prevailing repurchase rate. On March 31, 2009, the GFECRA showed a positive balance of R101,478 million which represents the net of valuation gains of R101,306 million and cash flow losses of R172 million. These cash flow losses were settled on October 30, 2009.

The negative net open forward position of the SARB amounted to US$23.2 billion in September 1998 which then changed from negative to positive in May 2003. The net open forward position, which is now referred to as the International Liquidity Position, reflected a positive balance of US$34.7 billion at the end of August 2009. The SARB’s stated policy is not to intervene in the foreign exchange markets to influence the value of the currency.
In February 2004, the SARB balanced its forward foreign exchange book, eliminating a key source of external vulnerability and pressure on money market operations. With a reduced need for the sterilization of excess liquidity arising from maturing forward contracts, the SARB has normalized its money market activities and has been able to increase the official net international reserves of the country.

THE EXTERNAL SECTOR OF THE ECONOMY
Foreign Trade
South Africa’s imports and exports (including gold) accounted for roughly 63.2% of GDP in 2008. South Africa’s trade deficit narrowed from 2.0% in 2007 to 1.6% in 2008.
Foreign Trade

	2002	2003	2004	2005	2006	2007	2008	2009(1)
	Rand (billion)
Total merchandise exports	278.0	255.6	291.1	320.4	383.2	474.3	636.8	249.2
Agriculture, forestry & fishing	11.2	10.9	11.1	12.4	11.9	14.2	23.3	12.2
Total: Mining	43.3	33.1	35.4	48.0	57.6	73.9	111.5	50.9
Coal mining	19.6	13.6	15.8	20.8	21.0	23.9	39.1	18.6
Gold & uranium ore mining	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0
Other mining	23.7	19.5	19.6	27.3	36.6	49.9	72.3	32.3
Total: Manufacturing	223.1	210.8	244.2	259.6	313.3	384.8	500.6	185.6
Food	11.8	10.0	8.5	9.7	10.2	11.0	14.9	7.9
Beverages	4.8	4.9	4.7	5.0	4.9	6.3	8.6	4.2
Tobacco	0.5	0.4	0.5	0.8	1.1	0.9	0.9	0.8
Textiles	2.8	2.5	2.2	2.0	2.1	2.4	2.7	1.2
Wearing apparel	2.7	2.4	1.7	1.1	1.0	0.8	1.0	0.3
Leather & leather products	1.1	0.7	0.7	0.7	0.9	1.0	0.6	0.2
Footwear	0.2	0.1	0.1	0.1	0.1	0.1	0.2	0.1
Wood & wood products	3.4	3.1	3.0	3.3	2.7	2.6	3.2	1.1
Paper & paper products	7.2	6.5	5.7	5.7	6.7	8.0	11.2	5.1
Printing, publishing & recorded media	0.5	0.5	0.6	1.0	0.8	0.7	1.1	0.3
Coke & refined petroleum products	10.4	9.7	8.1	10.6	10.0	9.9	16.3	6.4
Basic chemicals	15.8	12.5	14.8	18.7	18.9	21.9	35.8	12.2
Other chemicals & man-made fibers	6.4	5.2	4.9	5.7	6.3	7.7	10.4	4.9
Rubber products	1.9	1.8	1.8	1.7	1.8	1.9	2.6	1.1
Plastic products	1.5	1.4	1.4	1.5	1.6	2.0	2.8	1.2
Glass & glass products	0.6	0.6	0.6	0.6	0.6	0.6	0.8	0.6
Non-metallic minerals	1.7	1.4	1.6	1.8	2.0	2.4	2.0	0.7
Basic iron & steel	26.0	30.1	37.1	39.5	42.0	54.7	79.9	22.2
Basic non-ferrous metals	53.7	52.8	79.8	76.8	107.6	131.8	147.5	59.8
Metal products excluding machinery	4.1	3.7	4.3	5.0	5.6	7.7	10.6	4.2
Machinery & equipment	18.5	16.5	16.5	19.7	27.4	37.4	44.9	13.2
Electrical machinery	3.3	2.8	3.1	2.9	4.3	6.3	6.6	2.6
Television, radio & communication equipment	2.2	2.2	2.6	2.4	2.9	3.5	3.9	1.6
Professional & scientific equipment	1.4	1.5	1.5	1.7	1.8	2.5	3.5	2.1
Motor vehicles, parts & accessories	24.1	24.5	25.6	29.4	35.5	40.6	65.5	20.4
Other transport equipment	2.0	1.3	1.2	1.8	2.2	2.4	3.5	1.2
Furniture	4.7	4.1	4.1	3.5	3.3	3.7	4.0	1.5
Other industries	9.5	7.9	7.3	6.9	9.5	14.1	15.8	8.3
Electricity, gas & steam	0.0	0.0	0.0	0.0	0.0	0.9	0.9	0.4

	2002	2003	2004	2005	2006	2007	2008	2009(1)
	Rand (billion)
Undefined	0.5	0.7	0.5	0.3	0.3	0.4	0.5	0.1

Total merchandise imports	274.5	258.4	306.4	350.7	464.6	562.5	721.1	269.2
Agriculture, forestry & fishing	5.9	5.0	5.6	4.7	6.1	8.6	10.2	4.5
Total: Mining	35.8	33.8	45.0	50.4	74.7	90.2	145.1	46.5
Coal mining	0.9	0.7	0.7	1.1	1.7	1.4	4.1	1.3
Gold & uranium ore mining	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other mining	34.9	33.1	44.3	49.4	73.1	88.8	141.0	45.3
Total: Manufacturing	232.0	219.1	255.2	295.1	382.0	462.3	563.5	216.9
Food	8.3	8.3	10.0	10.8	13.6	19.2	26.0	11.2
Beverages	1.2	1.3	1.4	1.6	2.1	3.2	4.1	1.9
Tobacco	0.1	0.1	0.1	0.2	0.2	0.2	0.3	0.2
Textiles	4.5	4.0	4.5	4.7	5.6	6.1	7.1	3.4
Wearing apparel	2.5	2.8	4.2	5.5	7.8	7.2	8.4	4.8
Leather & leather products	1.0	0.9	1.1	1.1	1.5	1.8	2.1	0.8
Footwear	2.0	2.0	2.6	3.1	3.9	4.5	4.8	2.4
Wood & wood products	1.7	1.6	1.7	2.2	2.5	3.0	3.0	1.3
Paper & paper products	3.8	3.6	3.6	4.0	5.6	6.8	8.3	3.7
Printing, publishing & recorded media	3.0	2.3	2.5	3.4	3.8	2.1	2.3	1.1
Coke & refined petroleum products	4.3	3.2	5.8	8.0	19.4	24.9	31.7	10.3
Basic chemicals	16.6	13.9	15.5	17.2	20.3	25.0	37.7	11.7
Other chemicals & man-made fibers	17.4	15.2	15.4	18.0	21.2	28.1	36.2	17.4
Rubber products	2.8	2.8	2.8	3.7	4.1	5.9	6.8	3.0
Plastic products	3.6	2.9	3.2	4.0	4.9	5.9	7.2	3.0
Glass & glass products	0.9	1.0	1.0	1.2	1.4	2.0	2.1	1.0
Non-metallic minerals	3.2	2.6	3.0	3.7	4.9	6.9	7.6	2.5
Basic iron & steel	3.6	3.5	4.2	5.3	7.7	11.2	13.0	5.2
Basic non-ferrous metals	5.0	4.6	6.0	6.1	11.4	13.1	14.4	3.5
Metal products excluding machinery	5.3	4.7	5.5	6.1	7.7	9.8	13.3	5.5
Machinery & equipment	46.0	45.5	50.1	56.1	74.8	92.0	118.2	45.7
Electrical machinery	8.2	8.2	8.0	9.4	13.2	17.0	27.2	12.3
Television, radio & communication equipment	19.2	14.6	18.5	22.7	27.8	30.6	28.9	12.0
Professional & scientific equipment	9.9	8.4	9.3	10.7	13.7	15.6	19.6	8.6
Motor vehicles, parts & accessories	42.3	42.5	50.3	64.7	78.0	91.0	95.3	31.6
Other transport equipment	10.4	13.9	18.9	14.1	15.3	17.7	24.0	8.0
Furniture	1.3	1.2	1.5	2.3	3.0	3.4	4.0	1.4
Other industries	3.9	3.5	4.2	5.2	6.7	8.1	9.9	3.5

Note: —

(1)	To June 30, 2009.

The following table sets forth South Africa’s balance of trade for the periods indicated.
Balance of Trade

Year	Balance of Trade
Rand (million)
2004	(1,234)
2005	(6,367)
2006	(40.872)
2007	(40.531)
2008	(35.559)
2009(1)	533

Note: —

(1) To June 30, 2009.

Source: SARB.
Exports
South Africa’s exports have traditionally consisted largely of primary products, especially mining products, with gold, diamonds, platinum group metals, coal and iron exported in large quantities.
The value of South Africa’s merchandise exports, which had experienced an upward trend between calendar 1997 and 2002, decreased by 12.5% in calendar 2003 before increasing again in the following years up to the second half of 2008. The upward trend was reversed in the fourth quarter of 2008 when the value of South Africa’s merchandise exports declined by 6.3%, after which it declined further by 19.8% and 6.3% in the first and second quarters of 2009, respectively. The increases in the value of merchandise exports were boosted by increased export volumes of 8.3% in calendar 2007 and 4.0% in 2008. For the first half of 2009, export volumes were sharply down from the levels recorded in 2008. This was mostly due to the weak economic activity experienced in the wake of the global financial crisis. Export prices, expressed in Rand, increased by 13.9% in calendar 2007, 28.4% in 2008 and by a 2.9% in the first half of 2009.
Imports
Firm and sustained growth in domestic expenditure and high oil volumes contributed to the physical quantity of imports rising by a sizeable 11.1% in calendar 2005, 20.6% in 2006 and a further 11% in 2007. Volumes increased further by almost 4% in the first half of 2008 as a result of ongoing infrastructural investment. Volumes started to decline in the last quarter of 2008. Subdued domestic demand conditions alongside weak business and consumer confidence levels gave rise to the third consecutive quarterly decline in the volume of merchandise imports in the second quarter of 2009. The contraction in the physical quantity of merchandise imports gained further momentum as various private-sector capital expenditure projects were postponed in view of the fall in global demand. Consistent with the slowdown in gross fixed capital formation, the imports, especially machinery and electrical equipment, and those of vehicles and transport equipment receded strongly in the second quarter. In addition, the imports of intermediate and consumer goods also tapered off. Overall, the volume of imported goods shrank for the third consecutive quarter, declining by 15.5% in the second quarter of 2009. Relative to gross domestic expenditure, the volume of merchandise imports decreased from 24.4% in the first quarter of 2009 to 21.4% in the second quarter, significantly lower than the most recent peak of 28.1% recorded in the third quarter of 2008. Over the same period, the strengthening of the exchange value of the Rand more than offset the moderate increase in the international price of crude oil and other import commodities, leading to a decline of 7% in the Rand price of merchandise imports. The value of imported goods accordingly dropped by 21.4% from R643 billion in the first quarter of 2009 to R505 billion in the second quarter.

South Africa’s Commitment to the WTO
South Africa was a founding member of the General Agreement on Tariffs and Trade (GATT) and has been an active participant for decades in the various GATT rounds of multilateral trade negotiations. The South African Government is committed to the principles expressed in the GATT, now greatly expanded by the results of the Uruguay Round of Multilateral Trade Negotiations (the Marrakesh Agreement). South Africa acceded to the Marrakesh Agreement in 1994 and became a member of the WTO upon its establishment in 1995.
Pursuant to the Marrakesh Agreement, South Africa reduced its tariffs on industrial products by approximately one third from the levels prevailing in calendar 1994. This occurred over a five-year period from 1995-1999 (excluding the motor and textile sectors, where the phasing-out of tariffs was scheduled for, and completed in, an eight-year period to 2002).
South Africa also agreed to establish ceilings above which it would not raise its tariffs in respect of 98% of its tariff lines, compared with 16% prior to the Marrakesh Agreement. The rate at which scheduled reductions are made is determined by the National Government in light of industry-specific circumstances with a view to supporting the development and overall competitiveness of the economy. In addition to its WTO commitment of a one-third reduction in tariff rates, South Africa simultaneously undertook a major tariff restructuring which involved further reductions beyond its commitments and the simplification of the tariff structure by eliminating approximately one-third of the tariff lines and reducing the number of different rates in order to achieve greater uniformity. Quantitative restrictions on agricultural imports have also been eliminated and replaced by tariffs, where justified, on the recommendation of the Board on Tariffs and Trade or its successor, the International Trade Administration Commission. Most sectors are expected to benefit from lower input costs as a result of the reductions in South African tariffs. The abolition of South Africa’s remaining import surcharges is expected to strengthen these trends.
Pursuant to the Marrakesh Agreement, South Africa has phased out support measures and subsidies inconsistent with the principles expressed in the GATT. See “The South African Economy — Principal Sectors of the Economy — Manufacturing.” South African industries therefore are being encouraged to improve their competitiveness in domestic and foreign markets, despite diminishing levels of tariff support from the National Government. However, South African industries are expected to benefit from cost reductions, supply side support measures and reduced import duties of trading partner countries that were negotiated in the Uruguay Round, as well as from certain market access preferences that have been granted to South Africa by Canada, the EU, Japan, Norway, Russia, Switzerland and the United States.
Geographic Distribution of Trade
During the apartheid era, South Africa was isolated from, and subject to, economic, cultural and political sanctions by the international community. The country fully re-established its links with the outside world following the 1994 elections. See “Republic of South Africa — International Relations.”
The following table sets forth the distribution of South Africa’s exports and imports of merchandise for the periods indicated.
Distribution of Merchandise Trade

	2002	2003	2004	2005	2006	2007	2008
			Rand (billion)
Exports
Total	278.0	255.6	291.1	320.4	383.2	474.3	636.8
Japan	15.5	19.7	26.5	33.0	40.9	50.1	65.6
United States	24.9	23.4	29.3	30.5	40.3	51.9	65.3
Not allocated	47.6	39.0	36.4	30.6	37.5	43.2	51.0
Germany	18.6	16.0	20.1	20.7	26.4	34.0	45.8
United Kingdom	25.4	22.6	27.6	32.0	31.3	34.2	39.5
China	4.7	6.6	6.5	8.5	13.6	24.5	34.4
Netherlands	12.4	11.3	12.0	14.2	17.3	19.6	26.9
India	3.8	2.9	3.7	5.8	5.2	9.2	18.0

	2002	2003	2004	2005	2006	2007	2008
			Rand (billion)
Belgium	9.1	7.3	7.2	8.8	9.9	12.1	16.1
Spain	6.4	6.1	7.1	8.7	10.0	12.9	15.4
Imports
Total	274.5	258.4	306.4	350.7	464.6	562.5	721.1
Germany	42.9	38.4	43.5	49.2	57.8	65.6	81.4
China	14.2	16.6	23.0	31.5	46.7	60.3	81.2
United States	32.0	25.1	26.0	27.3	35.2	43.1	56.9
Saudi Arabia	12.5	15.0	17.1	19.4	24.5	25.4	46.0
Japan	19.1	18.2	20.9	23.8	30.3	37.0	40.5
United Kingdom	25.0	22.5	21.1	19.5	23.1	27.2	29.5
Iran (Islamic Republic of)	9.7	9.3	15.2	14.3	18.3	20.8	27.1
Angola	0.1	0.0	1.7	1.9	2.5	11.6	22.4
France	11.3	15.5	18.6	15.4	16.9	18.8	20.5
India	2.9	3.1	4.5	7.0	11.0	12.5	18.8

Source: www.quantec.co.za
Balance of Payments
The following table sets forth the balance of payments for South Africa for the periods indicated.
Balance of Payments(1)

							2009
	2003	2004	2005	2006	2007	2008	Q1(8)	Q2(8)
			Rand (million)
Current account
Merchandise exports (f.o.b.)(2)	259,328	281,827	325,129	400,786	493,893	655,759	131,101	122,970
Net gold exports(3)	32,106	28,698	27,023	35,470	39,898	48,534	12,744	11,871
Service receipts	62,292	62,197	70,896	81,293	95,301	103,411	26,696	22,624
Income receipts	21,373	20,973	29,550	41,207	48,448	48,254	11,511	7,340
Less: Merchandise imports (f.o.b)(2)	264,752	311,759	358,519	477,128	574,322	739,852	153,761	124,392
Less: Payments for services	60,285	66,418	77,384	96,950	116,499	138,630	30,540	31,228
Less: Income payments	56,244	48,823	60,975	75,982	112,001	122,098	24,486	22,281
Current transfers (net receipts+)	(7,478)	(11,326)	(17,899)	(18,894)	(20,794)	(24,528)	(6,806)	(6,627)
Balance on current account	(13,660)	(44,631)	(62,179)	(110,198)	(146,076)	(169,150)	(33,541)	(19,723)
Capital transfer account (net receipts+)	327	338	193	205	197	208	56	57

							2009
	2003	2004	2005	2006	2007	2008	Q1(8)	Q2(8)

Financial account
Direct investment Liabilities(4)	5,550	5,155	42,270	(3,567)	40,120	74,341	11,713	23,893
Assets(5)	(4,275)	(8,721)	(5,916)	(41,058)	(20,896)	29,156	4,378	(3,700)
Net direct investment	1,275	(3,566)	36,354	(44,625)	19,224	103,497	16,091	20,193
Portfolio investment Liabilities	7,548	46,262	36,188	144,501	97,485	(68,187)	10,061	29,039
Assets	(1,001)	(5,946)	(6,123)	(15,044)	(24,026)	(63,325)	(938)	(258)
Net portfolio investment	6,547	40,316	30,065	129,457	73,459	(131,512)	9,123	28,781
Other investment Liabilities	14,594	10,944	32,735	60,750	58,711	53,885	(9,344)	(26,025)
Assets	(36,919)	(3,555)	(22,895)	(38,823)	2,119	77,827	(1,493)	16,356
Net other investment	(22,325)	7,389	9,840	21,927	60,830	131,712	(10,837)	(9,669)
Balance on financial account	(14,503)	44,139	76,259	106,759	153,513	103,697	14,377	39,305
Unrecorded Transactions(6)	22,978	37,682	19,990	33,026	40,182	91,311	20,890	(12,570)
Change in net gold and other foreign reserves owing to balance of payments transactions	(4,858)	37,528	34,263	29,792	47,816	26,066	1,782	7,069
Change in liabilities related to reserves(7)	1,911	2,949	2,577	(5,453)	(7,631)	(7,761)	28	(428)
SDR allocations and valuation adjustments	(11,262)	(10,617)	11,003	23,350	5,642	74,214	4,749	(55,702)
Net monetization (+) / demonetization (-) of gold	1,137	84	(226)	163	169	158	4	9
Change in gross gold and other foreign reserves	(13,072)	29,944	47,617	47,852	45,996	92,677	6,563	(49,052)

							2009
	2003	2004	2005	2006	2007	2008	Q1(8)	Q2(8)

Change in capital transfer and financial accounts including unrecorded transactions	8,892	82,159	96,442	139,990	193,892	195,216	35,323	26,792

Notes: —

(1)	Data for the previous four years are preliminary and subject to revision.

(2)	Published customs figures adjusted for balance of payments purposes.

(3)	Commodity gold. Prior to 1981 net gold exports comprised net foreign sales of gold plus changes in gold holdings of the SARB and other banking institutions.

(4)	Investment by foreigners in undertakings in South Africa in which they have individually or collectively in the case of affiliated organizations or persons at least 10% of the voting rights.

(5)	Investment by South African residents in undertakings abroad in which they have at least 10% of the voting rights.

(6)	Transactions on the current, capital transfer and financial accounts.

(7)	Liabilities related to foreign reserves include all foreign liabilities of the SARB and short-term foreign loans to the National Government by international organizations.

(8)	Note that the figures in these columns are for the first and second quarters of 2009.

Source: SARB.
Current Account
From calendar 1985 to 1993, South Africa recorded current account surpluses that funded large capital outflows. Between 1994 and 2000, South Africa rewarded current account deficits due to the currency depreciation and the sharp rise in the value of merchandise imports. After a brief period of current account surpluses from 2001 to 2002, the current account balance thereafter reverted into a deficit from 2003 onwards and recorded a deficit of R146.1 billion in 2007. On a quarter-to-quarter basis, merchandise export declined by a substantial 19.4% in the first quarter of 2009 and then by another 10.1% in the second quarter of 2009. The current account deficit, which amounted to R166.2 billion (seasonally adjusted and annualized) in the second quarter of 2008 widened further to R180.6 billion in the third quarter before narrowing to R137.3 billion in the fourth quarter of 2008. This deficit stood at R118.4 billion in the first two quarters of 2009.
Following a decline of 7.2% in calendar 1999, the value of net gold exports increased in 2000, 2001 and 2002. However, due to the appreciation of the Rand, the value of net gold exports decreased by 26.4% in calendar 2003, 10.6% in 2004 and 5.8% in 2005 before recovering with increases of 31.3% in 2006, 12.5% in 2007 and 21.6% in 2008. While the volume of net gold exports moved sideways from 2001 to 2002, the rise in the value of net gold exports during the same period is attributed to the increase in the price of gold, which rose from an average price of US$290 per ounce in the first quarter of 2002 to US$323 per ounce in the fourth quarter of 2002. The volume of net gold exports contracted in 2003 and in all the subsequent years up to 2008. The average fixing price of gold in US dollars on the London market increased in all the corresponding years. The gold price in Rand terms improved to an average R8,381 for the first six months of 2009.
With the increase in domestic expenditure, the demand for imported goods and services rose in the 1999-2002 period, with merchandise imports rising from R189.4 billion in calendar 2000, to R221.2 billion in 2001 and to R283.0 billion in 2002. In calendar 2003, the value of merchandise imports decreased to R264.8 billion, and then started to rise again. Declining wholesale prices in South Africa’s main trading partners and an increase in the average effective exchange value of the Rand resulted in a decline of approximately 11.0% in the average level of import prices from 2002 to 2003. In calendar 2006, the value of merchandise imports increased briskly to R477.1 billion, to R574.3 billion in 2007 and to R739.9 billion in 2008. In the first two quarters of 2009, the value of merchandise imports fell to R573.9 billion (seasonally adjusted and annualized). The strengthening in the exchange value of the Rand more than offset the moderate increase in the international price of crude oil and other import commodities, resulting in a decline of about 7% in import prices in the second quarter of 2009, with the value of imports falling by 21.4% to R505.1 billion in the second quarter of 2009.
The deficit on South Africa’s services, income and current transfer account widened from R105.5 billion in 2007 to R133.6 billion in 2008 and for the first two quarters of 2009 remained at the level of R105 billion on an annualized basis mainly due to a contraction of dividend payments.
Financial Account
During 2008 the surplus on the financial account of the balance of payments (including unrecorded transactions) recorded a new record level of R195.2 billion.
A change in investors’ sentiment towards risk-taking in emerging-market economies resulted in significantly higher identified net inflows of direct and portfolio investment capital in the first half of 2009.
The following table sets forth capital movements into and out of South Africa for the periods indicated.
Capital Movements(1)

	For the year ended December 31,
							2009(8)
`	2003	2004	2005	2006	2007	2008	Q1	Q2
Rand (million)
Liabilities(2)
Direct Investment(3)	5,550	5,155	42,270	(3,567)	40,120	74,341	11,713	23,893
Public corporations	0	(12,659)	(1,670)	0	0	0	0	0
Banking sector	165	1,640	31,134	1,040	4,898	37,106	0	261
Private non-banking sector	5,385	16,174	12,806	(4,607)	35,222	37,235	11,713	23,632
Portfolio investment	7,548	46,262	36,188	144,501	97,485	(68,187)	10,061	29,039
Monetary authorities	0	0	0	0	0	0	0	0
Public authorities	3,899	2,830	(9,829)	33,212	(1,104)	(23,349)	(8,113)	11,896
Public corporations	(756)	194	(6,998)	9,800	1,660	(2,559)	(1,236)	859
Banking sector	(707)	2,988	3,699	7,882	18,547	(1,418)	3,346	728
Private non-banking sector	5,112	40,250	49,316	93,607	78,382	(40,861)	16,064	15,556
Other Investments	14,594	10,944	32,735	60,750	58,711	53,885	(9,344)	(26,025)
Monetary authorities(4)	(564)	689	688	40	3,222	(2,218)	(859)	1,321
Public authorities	(1,975)	(2,078)	7,182	3,328	(5,811)	199	(589)	(1,089)
Public corporations	(646)	(3,337)	2,016	(913)	1,443	3,072	4,849	(517)
Banking sector	(1,273)	7,527	16,009	25,035	42,259	44,126	(13,018)	(23,646)
Private non-banking sector	19,052	8,143	6,840	33,260	17,598	8,706	273	(2,094)

Assets(5)
Direct Investment(6)	(4,275)	(8,721)	(5,916)	(41,058)	(20,896)	29,156	4,378	(3,700)
Public corporations	0	0	0	0	0	(87)	0	0
Banking sector	0	0	638	134	583	(11)	0	0
Private non-banking sector	(4,275)	(8,721)	(6,554)	(41,192)	(21,479)	29,254	4,378	(3,700)
Portfolio investment	(1,001)	(5,946)	(6,123)	(15,044)	(24,026)	(63,325)	(938)	(258)
Monetary authorities	0	0	0	0	0	0	0	0
Public authorities	0	0	0	0	0	0	0	0
Public corporations	0	0	0	0	0	0	0	0
Banking sector	(133)	408	2,788	493	(4,554)	(4,930)	908	2,172
Private non-banking sector	(868)	(6,354)	(8,911)	(15,537)	(19,472)	(58,395)	(1,846)	(2,430)
Other Investments(7)	(36,919)	(3,555)	(22,895)	(38,823)	2,119	77,827	(1,493)	16,356
Monetary authorities	7	31	(43)	1	1	0	1	0

	For the year ended December 31,
							2009(8)
Public authorities	(2,955)	(669)	(994)	(1,574)	(357)	1,636	1,182	(31)
Public corporations	967	(441)	189	60	(2,076)	(558)	(201)	714
Banking sector	(57,401)	(15,260)	(21,156)	(27,636)	(354)	69,361	7,922	(1,511)
Private non-banking sector	22,463	12,784	(891)	(9,674)	4,905	7,388	(10,397)	17,184

Notes: —

(1)	Identified capital movements.

(2)	A decrease in liabilities (outflow of capital) is indicated by parentheses.

(3)	Investment by foreigners in undertakings in South Africa in which they have individually (or collectively in the case of affiliated organizations or persons) at least 10% of the voting rights.

(4)	These transactions comprise only the liabilities of the Corporation of Public Deposits.

(5)	An increase in assets (outflow of capital) is indicated by parentheses.

(6)	Investment by South African residents in undertakings abroad in which they have individually (or collectively in the case of affiliated organizations or persons) at least 10% of the voting rights.

(7)	Including the long-term assets of the SARB and the Corporation of Public Deposits.

(8)	Through the first two quarters of 2009.
Source: SARB.
The following table sets forth total foreign direct investment by South African entities and total foreign direct investment in South Africa by foreign entities for the periods indicated. Data for 2008 and 2009 are not yet available.
Foreign Direct Investment

	2003	2004	2005	2006	2007
	Rand (million)
South African foreign direct investment
Europe	137,356	166,743	190,360	238,768	276,406
Africa	15,837	23,601	19,083	59,118	84,378
Americas	16,966	17,454	16,304	23,655	26,781
Asia	3,510	5,310	5,815	25,770	44,330
Oceania	6,807	6,807	6,809	6,810	16,594
Other	31	121	119	133	140

Total	180,507	220,036	238,490	354,254	448,629

Foreign direct investment in South Africa
Europe	245,716	300,938	436,231	535,607	656,084
Americas	39,817	41,902	44,087	51,168	64,093
Asia	20,480	15,200	14,343	19,798	24,721
Africa	4,659	4,167	3,989	4,074	5,711
Oceania	429	544	829	964	1,191
Other	107	107	107	111	125

Total	311,208	362,858	499,586	611,722	751,925

Source: SARB.
From the end of calendar 1985 to the end of calendar 2008, South Africa’s total foreign debt (including debt owed by both the National Government and private debtors), expressed as a percentage of GDP, increased marginally from 23.2% to 25.9% and, expressed as a percentage of the country’s exports of goods and services, decreased from 126.1% to 69.2%. See also “National Government Debt — Debt Record.”
The following table sets forth total foreign currency-denominated debt of South Africa for the periods indicated.
Foreign Currency-Denominated Debt of South Africa(1)

	As of December 31,
	2004	2005	2006	2007	2008	2009(4)
	Rand (million)(2)
Foreign-currency-denominated debt
Public sector	27,513	29,321	36,117	38,342	49,020	41,537
Monetary sector(3)	39,302	49,610	72,101	86,225	112,861	73,876
Non-monetary private sector	35,758	40,982	68,370	68,459	98,822	79,350
Bearer bonds and notes	54,586	57,605	72,841	102,912	129,831	114,759
Long-term loans(4)	—	—	—	—	—	—
Total foreign-currency- denominated debt	157,159	177,518	249,429	295,938	390,534	309,522

Notes: —

(1)	Excluding blocked Rand accounts, ordinary and non-redeemable preference shares, quoted domestic debentures and quoted domestic loan stock.

(2)	Valued at middle-market exchange rates as of the end of period.

(3)	Including lending to other sectors.

(4)	As of June 30, 2009.
Reserves and Exchange Rates
Since the abolition of the financial Rand and the dual exchange rate in 1995, South Africa has had a unitary market-determined exchange rate that applies to both current and capital transactions between residents and non-residents.
The Rand’s value appreciated in calendar 2003 in part as a result of rising foreign currency prices of South Africa’s main export commodities, the depreciation of the US dollar and the positive interest rate differential between South Africa and its main trading partners. At December 31, 2003, the Rand had strengthened by 16.2% from its level at December 31, 2002. From the end of 2003 to December 31, 2004, the nominal effective exchange rate of the Rand increased further by 11.7%, supported by a relatively weaker US dollar, firm commodity prices and positive investor sentiment towards South Africa. As of December 31, 2005, the external value of the Rand had declined by 3.6% compared to the end of 2004. The currency continued its gradual weakening and had depreciated by 14.8% from the end of 2005 to the end of 2006. Following a re-pricing of risk on financial markets during the second half of 2007, the Rand exchange rate depreciated by only 3.9% from the end of 2006 to the end of 2007. During 2008, the nominal effective exchange rate of the Rand declined sharply as the risk premium demanded by non-residents to hold the Rand increased and the global financial crisis reached its peak with the failure of Lehman Brothers. The currency declined on a trade weighted basis by 23.5% from the end of 2007 to the end of December 2008. However, as the risk appetite of foreign investors improved during 2009, commodity prices rose and the US dollar weakened the weighted average exchange rate of the Rand increased by 21.4% from the end of December 2008 to the end of September 2009.
The following table sets forth, for the periods indicated, the exchange rate of the Rand per US dollar.

Rand
(against the US dollar)

				At
Year	Low	High	Average	Period End
2003	6.2577	9.0398	7.5647	6.6558
2004	5.6148	7.5197	6.4499	5.6356
2005	5.6497	6.9186	6.3623	6.3205
2006	5.9670	7.9520	6.7672	6.9737
2007	6.4639	7.5233	7.0544	6.7862
2008	6.7211	11.4740	8.2517	9.3035
2009(1)	7.2439	10.5948	8.6238	7.7703

Note: —

(1)	For the period through October 30, 2009.
Source: SARB.
Change in Reserves
South Africa’s net international reserves increased by R23.0 billion in calendar 2006, R31.3 billion in calendar 2007, R26.1 billion in calendar 2008 and by R8.9 billion during the first half of 2009. South Africa’s gross gold and other foreign reserves increased from US$34.1 billion at the end of December 2008 to US$39.1 billion at the end of September 2009. Expressed in Rand terms, the gross gold and other foreign exchange reserves decreased from R317 billion at the end of December 2008 to R290.9 billion at the end of September 2009. Import cover improved from 16.6 weeks’ worth at the end of 2008 to 20.1 weeks’ worth at the end of June 2009.
Valued in dollar terms, the short-term credit facilities utilized by the SARB declined from US$0.65 billion at the end of December 2008 to US$0.35 billion at the end of September 2009.
The following table sets forth the gold and foreign exchange reserves of South Africa in each of the periods indicated.
Foreign Exchange Reserves

							As of
							Sept. 30,
	As of December 31,
	2003	2004	2005	2006	2007	2008	2009
	Rand (million)
South African Reserve Bank Gold reserves(1)	9,799	8,887	12,970	17,634	22,843	32,426	29,973
Foreign Exchange Reserves
SDRs(2)	2,190	1,941	2,015	2,336	2,397	3,213	20,988
Other(3)	40,916	72,020	115,480	158,348	199,073	281,352	239,938
Total	52,905	82,848	130,465	178,318	224,313	316,991	290,899
National Government(3)(4)	11	12	12	11	12	11	11
Gross gold and other foreign reserves	52,916	82,860	130,477	178,329	224,325	317,002	290,910

Notes: —

(1)	Up to March 5, 2005 gold reserves were valued at 90% of the last 10 London fixing prices preceding end of period. From March 6 gold reserves were valued at market price taken at 14:30 on each valuation date.

(2)	SDRs.

(3)	Non-gold reserves are valued at the middle market exchange rate applicable at end of period.

(4)	Including both the reserve and super reserve tranche position in the IMF.
Source: SARB.

PUBLIC FINANCE
Background
South Africa’s public finances are organized into three levels: the National Government, provincial governments and local governments, the latter two of which are generally funded, except as described below, by transfer payments from the National Government and from their own revenue collections. Together with various extra-budgetary accounts and institutions as well as social security funds, these three levels of government comprise the general government. Recent developments in respect of the South African Government’s public finances can be divided into two phases: a transitional period following the 1994 change of government in which the former regional authorities (the former TBVC states, formerly self-governing territories and the four former provincial administrations) were phased out and the new provincial authorities phased in and the present period of full implementation and effectiveness of the Constitution.
In 1995, the accounts of the former TBVC states, the formerly self-governing territories and the four former provincial administrations, which had previously been consolidated with the budget of the National Government, were closed and with effect from fiscal 1996, the nine provincial governments took responsibility for their own budgets and financial administration. Although the budgetary system involves devolution of expenditure and revenue-raising authority to the nine provincial governments, the National Government exercises budgetary control over these governments and prepares a standardized set of accounts for use by all levels of government. More than 90% of expenditure at provincial levels is financed out of revenues collected nationally. A framework for ensuring an equitable division to local government was introduced in 1998 and Provinces receive agreed shares of nationally collected revenue.
Local governments have gone through similar stages of transformation, starting with the transitional phase from the 1995 elections to December 2000 and continuing into the present phase, which began with the newly demarcated municipalities following the December 2000 local government elections. The transformation was aimed at making municipalities more accountable, financially stable and able to deliver critical services to all citizens. Changes include a reduction in the number of municipalities (from 843 to 284 and most recently to 283) and a concomitant increase in average size.
General government finances in South Africa represent a consolidation of the following: the National Budget; the budgets of the nine provincial governments; extra-budgetary accounts and funds; social security funds; and the budgets of local authorities. The National Government and the provincial governments are jointly referred to in this document as the “Consolidated Government.” The budgets of the National Government and the provincial governments are jointly referred to in this document as the “Consolidated Budgets.” The Consolidated Budgets include transfer payments to extra-budgetary accounts and funds, social security funds, universities and polytechnics and local governments, but the Consolidated Budgets do not constitute a consolidation of the budgets of these entities. Municipalities, universities and polytechnics and various extra-budgetary funds derive substantial shares of their revenue from fees and charges or other sources and do not contribute significantly to the public sector borrowing requirement. Thus, the Consolidated Budgets present the more relevant measure of government finances in South Africa.
The borrowing powers of provincial and local governments are regulated by law. Provinces and municipalities generally may borrow for capital projects only.
Under the Constitution, provinces have their own limited taxing powers and they are responsible for preparing budgets and for their own financial management. Provinces receive agreed shares of nationally collected revenue and a framework for ensuring an equitable division to local government was introduced in 1998. Legislation adopted in 1998 required the establishment of a National Treasury, the introduction of generally recognized accounting practices and uniform treasury norms and standards, the prescription of measures to ensure transparency and expenditure control in all spheres of government, and the establishment of operational procedures for borrowing, guarantees, procurement and oversight over various national and provincial revenue funds. In addition, in an attempt to stabilize provincial budgetary spending, this legislation provided that penalties could be imposed for overspending.

In terms of Section 230 of the Constitution, provinces are allowed to take out loans for either current expenditure, in the form of a bridging loan that must be repaid within a 12-month period, or capital projects. The Borrowing Powers of Provincial Governments Act (1996) lists the conditions under which a province may take out loans for capital projects. The Act stipulates that loans must be approved by the loan coordinating committee, which is chaired by the Minister of Finance. Loans may be taken out as direct borrowing from the national government or from private banks and financial institutions. However, provinces may not take out loans in foreign currency unless they are specifically authorized to do so by the Minister of Finance. As provinces are accountable in their own right, the National Government does not guarantee loans taken out by provincial governments and will not bail out any province that is unable to repay its loans.
To date, the loan coordinating committee has approved a loan to Gauteng Province for implementing the Gautrain Rapid Rail Link. This is regulated through a loan agreement between the Minister of Finance and the Premier of Gauteng, and the Division of Revenue Act (2009). The full loan amount of R4.2 billion was transferred to Gauteng Province during April 2009.
The PFMA of 1999 regulates the National Government’s financial administration and delineates the various roles of the National Treasury, the Minister of Finance (as head of the National Treasury), the National Revenue Fund, accounting officers, auditors, executive authorities, public entities and other governmental officials. This legislation also addresses, among other things, regulation of loans, guarantees and other commitments as well as penalties for financial misconduct. The legislation calls for the creation of an accounting standards board to set standard accounting procedures.
New legislation aimed at regulating local government spending, known as the Municipal Finance Management Act of 2003 (MFMA), took effect in July 2004. The Act aims to modernize budget and financial management practices by placing local government finances on sustainable footing and also put in place a sound governance framework.
Municipalities can borrow over the long term to finance capital projects, acquire capital assets or refinance existing debt pursuant to Section 46 of the MFMA. Short-term borrowing (not for more than 12 months) is also possible for operational purposes only. However, the debt needs to be repaid within the financial year in which the debt was incurred pursuant to Section 45 of the MFMA. Furthermore, the Regulatory Framework for Municipal Borrowing (1999) recommends that every municipality should adopt a written debt policy when planning to issue debt. The policy assists in determining borrowing limits that a municipality can cope with. The MFMA further requires that all municipalities seek written comments from the relevant provincial and National Treasury in terms of proposed debt.
As of June 30, 2009, the local government debt market stood at R32.9 billion, of which municipal bonds accounted for R11.4 billion and the rest are long term loans.
The Constitution provides that the provincial and local governments are entitled to such percentages of nationally raised revenue as may be determined by Parliament (allocated among the provinces on an equitable basis) of all nationally collected revenue. This nationally collected revenue, together with other allocations or grants from National Government, the provinces’ own revenue collections, unspent balances from previous fiscal years and proceeds from loans for capital outlays finance the budgets of the provincial governments. The Constitution provides for the assignment of taxation powers to provinces within a national, regulated framework that is intended to ensure that all taxes are consistent with national economic policy. The Provincial Tax Regulation Process Act of 2001 provides a framework through which provinces can introduce and collect certain fees and taxes. These include automobile license and traffic fees, hospital fees, gambling fees and other user charges and levies. The Financial and Fiscal Commission, a constitutionally established body, has the responsibility of monitoring and overseeing intergovernmental fiscal relations. Additionally, in November 1997, the Intergovernmental Fiscal Relations Act of 1997 established the Budget Council and the Budget Forum to consider intergovernmental budget issues.
The structure of the local government equitable share formula, which was first introduced in the 1998-1999 National Budget, was revised for the 2004-2005 National Budget to improve the components for basic services and institutional arrangements and better reflect the revenue-raising capacity of municipalities, reflecting the primary purpose of the equitable share formula and the National Government’s commitment to extend basic services to low-income households at affordable prices. The local government’s equitable share increased from R7.7 billion in fiscal 2005 to R18.1 billion in fiscal 2007 and is projected to increase to R30.5 billion by fiscal 2011 as subsidizing services to low-income households gains prominence in government policy. While municipalities perform the central role in implementing the National Government’s free basic services commitment, transfers from the National Government provide a significant portion of the financial resource necessary to do so.
Since calendar 1997, there has been little long-term net lending from the private sector to local governments. In an effort to stimulate the municipal debt market in 2000, the National Government adopted the Policy Framework for Local Government Borrowing and Financial Emergencies to ensure a clear and predictable legal and regulatory environment for effective and efficient local government borrowing in the capital markets. In calendar 2004, the City of Johannesburg issued two bonds, raising a total of R2 billion. In April 2005, the issuance of an eight-year R0.7 billion bond by the City of Johannesburg brought the total nominal value of its bonds to R2.7 billion.
Unemployment Insurance Fund (UIF)
In 2001, the Minister of Labour tabled legislation to strengthen the administration of the UIF, target benefits more effectively to the poor and extend the coverage of the fund. Since the UIF was given an estimated amount of R605 million in 2001 to address its outstanding financial debts, it has been experiencing positive financial performances. The UIF was able to meet its operational expenditure requirement and recorded a cash surplus of R9.2 billion in fiscal 2009. The March 2009 actuarial evaluation determined that the UIF will have a strong cash flow position for the next 10 years, requiring that it sets up reserves of R11.1 billion as of March 2009. The March 2009 actuarial evaluation reflected that the UIF had an accumulated surplus of R23.5 billion. It is estimated that the UIF’s financial performance surplus over the next three fiscal years will be R8.4 billion in fiscal 2010, R9.0 billion in fiscal 2011 and R9.7 billion in fiscal 2012.
The UIF has made substantial improvements in terms of financial viability and service delivery. New information management systems (Siyaya) have improved the quality and turnaround times of claims processing, provided more rapid responses to client enquiries and have fully integrated the UIF’s financial system. Another priority for the medium term is the recruitment and re-allocation of appropriate resources to manage the new business environment. Through improvements to the UIF’s business processes and a communication drive, a benefit approval rate of 97.5 per cent was achieved in 2008. The UIF also added 198,295 new employees to its database, raising the total to 7,590,788 registered employees. The UIF is committed to bringing services closer to its client base in all Provinces and has increased the number of Department of Labour centers with processing functions from 57 in fiscal 2008 to 125 in fiscal 2009. Going forward, the UIF in partnership with Productivity SA will identify projects that can be supported to alleviate the harmful effects of unemployment, and in conjunction with the Department of Labour will also play a significant role in the training, development and placement of unemployed workers within its database.
Compensation Fund (CF)
The CF supports employees who experience loss of income as a result of injuries, death or disease in the course of employment. Funds are raised through assessed levies on companies.
While the CF remains financially sound with an accumulated surplus of R6.5 billion as of March 31, 2009, it has experienced administrative inefficiencies and challenges, which are being addressed through a turnaround strategy. The CF recorded a 5.6% increase in the number of registered employers with a concomitant increase in revenue. In response to the dissatisfaction expressed by the public regarding the unjustifiably long turnaround time in processing claims for occupational injuries and diseases, the CF is speeding up the process of restructuring its information technology infrastructure, taking into account the commitment already made by the Cabinet to integrate the occupational health and safety and the CF competencies across government. A review by the CF of its rehabilitation policy to ensure the early return to work by injured workers is also being undertaken.
Road Accident Fund (RAF)
The liabilities of the RAF, including their short-term cash flow problems and the longer-term claims backlog, forced a reform in the system of compensation for victims of road accidents. The reform process started following the publication of the report of the RAF Commission in 2002. Following the report, which called for the reform of South Africa’s unlimited liability system of compensation for road accident victims, the Cabinet approved a strategy for the reform of the RAF for public consultation in June 2006. The strategy calls for the reform of the RAF, in line with the Comprehensive Social Security System, to a no-fault benefit scheme. The policy shift was published in September 2006 and invited public comment. As problems with the policy shift were identified in the comments received, the Department of Transport worked through the problems and comments and has reworked the policy document into an updated draft policy document.
To address the immediate financial viability of the RAF, the RAF Amendment Act of 2005 (Amendment Act) was approved by the President. On July 29, 2008, notices were promulgated in the Government Gazette, bringing into effect the substantive provisions of the Amendment Act. The legislative amendments to the original RAF Act replaced the compensation system that promoted inequality and threatened the sustainability of the fund with a system that is more equitable, fair and transparent for the victims of road accidents. The Amendment Act also addresses the sustainability of the RAF, for example, by ensuring that caps are introduced for loss of earnings and support as well as general damages. In this regard, the amendments protect only those seriously injured, who will be able to receive additional compensation, in addition to their medical expenses and loss of income, to help them adjust their lives accordingly. The amendments will go a long way towards stabilizing the RAF, will reduce the possibility of fraudulent claims and will enhance the RAF’s goal of long-term sustainability. To address the chronic short term liabilities of the RAF, R2.7 billion was transferred to the RAF in fiscal 2006 and R2.5 billion in fiscal 2009. Despite these financial injections, the fund remains plagued by high claim settlement costs and increases in the amount of claims received by local and foreign road users, reiterating the need to approach the necessary reform systemically.
South African Social Security Agency (SASSA)
The SASSA was created in accordance with the SASSA Act of 2004. The administration and payment of grants was shifted from the Provincial Departments of Social Development and is now administered by the SASSA which is registered as a public entity.
The SASSA is responsible for the delivery of government “social assistance” grants to the poorest of the poor in the country. Social assistance means assistance or a financial award in the form of grants provided by the National Government to residents who are unable to sustain themselves.
Expenditure on social security increased from R36.9 billion in fiscal 2004 to a projected R73 billion in fiscal 2010, constituting 3.1% of GDP.
The National Budget Process
The South African Government’s fiscal year ends on March 31 of each year. The Cabinet prepares the National Budget, with the assistance of a Ministers’ Committee on the Budget. The National Treasury is responsible for the fiscal framework within which the budget is constructed and also coordinates the preparation of expenditure estimates.
The Minister of Finance presents the National Budget to Parliament in February of each year, with provincial treasuries separately presenting their budgets shortly after the National Budget is proposed. Since the presentation of the 1998-1999 Budget, Parliament has been presented each year with a set of three-year spending plans, but is asked to vote only on the budget for the coming year. Each year’s National Budget is based on certain key economic assumptions regarding, among other things, GDP growth, inflation, employment growth, taxable income, private consumption expenditure, government consumption expenditure, import and export levels and investment.
In addition to presenting expenditure estimates to Parliament, the Minister of Finance is responsible for estimating the revenue that existing taxes and tax rates will raise and for proposing tax amendments, if any. The National Budget then takes the form of an appropriations bill authorizing National Government expenditures. The appropriations bill originates in the National Assembly and then goes to the Standing Committee on Appropriations of the National Assembly and the Select Committee on Appropriations of the National council of Provinces before being debated and finally passed by both houses of Parliament toward the end of the Parliamentary session.

As in the case of the National Budget, the budgets of the provincial governments have been accompanied by three-year expenditure projections since 1999. The MTEF is intended to illustrate forward trends in expenditure priorities and to provide a firmer foundation for fiscal planning and review purposes.
The Minister of Finance is required to indicate each year how the expected deficit between National Budget expenditure and revenue is to be financed or how any surplus is to be applied. The annual National Budget deficit financing requirement is principally met through the issue of long-term fixed and non-fixed-rate National Government debt in the domestic capital market. The South African bond market is well-developed and highly liquid, and has attracted considerable foreign investor interest. The National Government also borrows from time to time in foreign capital markets, in which case the interest due and final repayment must be repaid in foreign currency.
In the course of each fiscal year, government departments and other spending agencies are held to the spending plans approved in the National Budget by a system of expenditure controls under the direction of the National Treasury. Subsequently, audits of all government accounts provide Parliament and the public with verification of the uses to which public funds have been put. The auditor-general, a constitutionally independent official, supervises this auditing process. Accountability is further promoted by the breakdown of expenditures into “votes” for particular government departments, whose directors-general are the accounting officers responsible for these monies. Further breakdowns into departmental programs and into so-called economic classification items (for example, employee compensation and payments for capital assets) serve to indicate in more detail the commitment of funds to defined purposes.
The Treasury Committee, comprised of the President, Deputy President, the Minister of Finance, the Deputy Minister of Finance and other Cabinet members who have been assigned the task of assisting the Cabinet in evaluating additional expenditure requests that arise during the course of a budget year, seeks to ensure prudent fiscal management. In order for the Treasury Committee to approve an additional expenditure request, the expenditure must be deemed to be unforeseeable and unavoidable, or to fall within another legally prescribed category to qualify for inclusion in the Adjustments Budget. A contingency reserve is set aside in each main budget to deal with such requests. Such amendments to some elements of the current National Budget and the Consolidated Budget (in departmental allocations) are made by Parliament in an Adjustments Budget toward the middle of the fiscal year.
Also around the end of October each year, the Minister of Finance presents the MTBPS. This “mini budget” outlines the priority policy proposals and the new MTEF that will underpin the next year’s National Budget.
MTBPS
In the 2009 MTBPS, the National Government projects main budget revenue for fiscal 2010 to amount to R570.9 billion, or R72.1 billion lower than the February 2009 estimate. Taking into account projected underspending, declared savings and the adjusted state debt cost estimate, the revised estimate of total expenditure from the National Revenue Fund in fiscal 2010 is R752.5 billion. In February 2009, an expenditure of R738.6 billion was budgeted for fiscal 2010. The budget balance of the consolidated National Government budget for fiscal 2010 has been revised to a deficit of 7.6% of GDP. As the economy recovers further during 2011, the budget balance projection moves to a deficit of 6.2% of GDP.
The audited main budget revenue outcome of R608.3 billion for fiscal 2009 was R17.0 billion lower than the original budget estimate in February 2008 and R2.8 billion lower than the revised 2009 Budget Review estimate.
In the context of a global economic slowdown and lower corporate profits and subdued household consumption, moderate revenue growth is expected over the period ahead.
The 2009 MTBPS sets out the National Government’s choices about the sequencing of reforms and priorities for the medium term. It illustrates the National Government’s economic, social and development policy priorities in the context of projections, for performance of the economy over the next three years and the current framework for fiscal policy and the national budget.
Consolidated government expenditure of R905.6 billion is proposed for fiscal 2011, 7.6% more than the revised estimate of expenditure for fiscal 2010. In total, about R78 billion is added over the MTEF.

Public spending growth will continue to support investment in physical infrastructure, as well as higher investment in education and health. Expenditure on infrastructure by general government and public enterprises will continue to rise by an average real growth of 2.5% over the medium term. The public sector borrowing requirement increases to 11.2% of GDP next year, reflecting strong public-sector investment plans. The National Government contributed to Eskom’s capital investment program in February 2009. The Eskom Subordinated Loan Special Appropriation Act (2008) provides for a loan of R60 billion in tranches of R10 billion in fiscal 2009, R30 billion in fiscal 2010 and R20 billion in fiscal 2011.
The accelerating capital investment programs at all levels of the public sector, combined with the more challenging operating environment, result in the cash position of the public sector moving from a deficit of 3.8% of GDP in fiscal 2009 to a borrowing requirement averaging about 9.7% over the medium term. The main factors driving the increase in the public sector borrowing requirement are the main budget deficit and borrowing by non-financial public enterprises to finance their capital investments. A significant portion of the short-term increase in the main budget borrowing requirement is the decline in revenue collections in line with the deterioration of the economy.
The MTEF allocates R737.0 billion across the three spheres of government in fiscal 2011. This increases to R833.2 billion by fiscal 2013. The local share of nationally raised revenue grows from 7.3% in fiscal 2010 to 9.1% by fiscal 2013, while the provincial share rises from 42.6% to 44.0% by fiscal 2013. The proposed allocations aim to strengthen the ability of provinces and municipalities to deliver better-quality services, particularly in poor communities; to invest in and maintain key infrastructure; and to support labor-intensive delivery of services.
Debt service costs have fallen from nearly 6% of GDP in fiscal 1999 to 2.3% in fiscal 2009. Declining deficits and fiscal surpluses in recent years have resulted in a particularly pronounced drop in debt service costs. This has created significant fiscal space, enabling government to preserve the real value of previous allocations and make available additional resources to improve the availability and delivery of public services without having to increase taxes. The National Government’s decision to sustain spending in key areas over the forecast period has meant additional borrowing is required to cover the slowdown in revenue collections. This means debt service costs rise from 2.5% of GDP in fiscal 2010 to 3.2% of GDP by fiscal 2013.
2009-2010 National Budget and Consolidated Budgets
2009-2010 National Budget
In February 2009, the South African Minister of Finance submitted the 2009-2010 National Budget to Parliament.
The 2009-2010 National Budget and the three-year MTEF estimates continued the countercyclical fiscal stance and gave effect to budgetary priorities such as continued spending on social services, infrastructure development, job creation, developing human resources, ensuring the safety and security of the state and citizenry broadening access to economic opportunities and ensuring support for local development.
The 2009-2010 National Budget allocated an additional R47.8 billion to the nine provincial governments for the 2009 MTEF, each of which has responsibility for developing its own budget and financial administration within the constraints of national fiscal policy. Although the 2009-2010 National Budget continues the process of devolution of expenditure and revenue-raising authority to the provincial governments, the National Government exercises budgetary control over these governments and has prepared standardized sets of accounts for use by all levels of government.
The National Government estimated that total national revenues for fiscal 2009 would amount to R611.1 billion. National Budget expenditure for fiscal 2009 was estimated at R633.9 billion. Consequently, a main budget deficit of R22.8 billion, or 1.0% of GDP, was forecast. A net borrowing requirement of R19.9 billion was expected, which included extraordinary receipts totaling R8.1 billion. Debt reduction and the lower borrowing requirements achieved through state asset restructuring since calendar 1998 had reduced the anticipated growth of debt interest costs.

In January 2001, South Africa’s source-based income tax system was replaced with a residence-based income tax. Under this regime, South African residents are taxed on their income, irrespective of where in the world that income is earned. The residence-based income tax system broadens the tax base, ensuring that all South African residents contribute to the cost of providing public goods and services according to their ability to pay. A capital gains tax was introduced in April 2001 and became effective in October 2001.
2009-2010 Consolidated Budget
The amounts reflected in the budget votes of the national departments whose functions are partially devolved to the provinces do not illustrate total allocations to such functions. By contrast, Consolidated Budgets present a more relevant measure of trends and priorities in government finances in South Africa, particularly in the socio-economic field, and hence the tables and discussion below focus on this measure of government expenditure. See “Public Finance — Background.”
The 2009-2010 Consolidated Budget expenditure was budgeted at R834.3 billion for fiscal 2010. The deficit on the Consolidated Budget is lower than that in the main National Budget due to surpluses in the social security funds, primarily attributable to the surpluses of the Unemployment Insurance Fund and Compensation Funds.
The estimated 2009-2010 Consolidated Budget continues to build on policy priorities established in 2001, with a special emphasis on growth-enhancing spending as well as spending programs that target the poor and vulnerable groups. Growth in all categories of social services spending reflects the National Government’s commitment in improving the social well-being of South Africans.
Education remained the largest category of expenditure, followed by welfare and social security services. Healthcare expenditure was also very significant as the operational plan for the comprehensive treatment and care of HIV and AIDS is fully implemented (see “ — Public Health — HIV and AIDS”). Economic services spending and protection services spending accelerated and remained an important feature of the Consolidated Budget in fiscal 2009.
The following table sets forth the consolidated National Government expenditure as set out in the 2009-2010 Consolidated Budget for the periods indicated.
Consolidated Government Expenditure

	Fiscal 2006		Fiscal 2007		Fiscal 2008		Fiscal 2009
		% of		% of		% of	Revised	% of
	Outcome	total	Outcome	total	Outcome	total	estimate	total
	Rand (million)

Economic classification

Current Payments	301,106.8	63.4%	329,154.4	62.2%	367,438.9	60.6%	431,090.0	59.8%
Compensation of employees	156,047.3	32.9%	173,224.8	32.7%	198,197.0	32.7%	236,025.3	32.7%
Goods and services	90,001.0	19.0%	100,170.6	18.9%	112,249.3	18.5%	137,038.8	19.0%
Interest and rent on land	54,730.7	11.5%	55,512.1	10.5%	56,569.1	9.3%	58,002.3	8.0%
Financial transactions in assets and liabilities	327.9	0.1%	247.0	0.0%	423.5	0.1%	23.6	0%

Transfers and subsidies	146,091.0	30.8%	170,280.3	32.2%	201,897.2	33.3%	239,701.6	33.2%
Municipalities	19,890.5	4.2%	30,663.1	5.8%	40,942.4	6.7%	47,817.8	6.6%
Departmental agencies and accounts	15,537.6	3.3%	17,672.3	3.3%	19,005.7	3.1%	19,792.1	2.7%
Universities and technikons	9,929.7	2.1%	11,077.9	2.1%	12,108.8	2.0%	14,014.0	1.9%
Public corporations and private enterprises	15,876.8	3.3%	14,875.0	2.8%	19,148.8	3.2%	29,128.2	4.0%
Foreign governments and international organizations	919.6	0.2%	1,315.4	0.2%	1,290.3	0.2%	1,700.0	0.2%
Non-profit institutions	8,262.8	1.7%	9,481.9	1.8%	12,320.6	2.0%	16,673.4	2.3%
Households	75,673.9	15.9%	85,194.7	16.1%	97,080.6	16.0%	110,576.2	15.3%

Payments for capital assets	27,616.2	5.8%	30,121.0	5.7%	37384.8	6.2%	50,259.9	7.0%
Buildings and other fixed structures	16,991.8	3.6%	19,453.1	3.7%	25,379.6	4.2%	36,406.3	5.0%
Machinery and equipment	9,931.3	2.1%	9,462.2	1.8%	10,048.0	1.7%	10,068.3	1.4%

	Fiscal 2006		Fiscal 2007		Fiscal 2008		Fiscal 2009
		% of		% of		% of	Revised	% of
	Outcome	total	Outcome	total	Outcome	total	estimate	total
Software and other intangible assets	465.5	0.1%	748.2	0.1%	897.7	0.1%	2,317.6	0.3%
Land and subsoil assets	222.7	0.0%	452.0	0.1%	1,042.9	0.2%	1,461.6	0.2%
Other assets(2)	4.9	0.0%	5.5	0.0%	16.5	0.0%	6.1	0.0%

Subtotal: Economic classification	474,814.0	100%	529,555.8	100.0%	606,720.9	100.0%	721,051.6	100.0%

Functional classification

General public services(3)	80,564.7	17.0%	85,905.4	16.2%	92,127.7	15.2%	102,411.5	14.2%
Of which: State debt cost	50,912.0	10.7%	52,192.2	9.9%	52,877.1	8.7%	54,281.0	7.5%

Defense	25,649.7	5.4%	26,348.8	5.0%	27,773.5	4.6%	30,777.6	4.3%

Public order and safety	47,611.0	10.0%	51,881.8	9.8%	59,473.1	9.8%	67,810.4	9.4%
Police Services	31,082.6	6.5%	34,627.6	6.5%	38,782.8	6.4%	44,349.0	6.1%
Law courts	6,437.8	1.4%	7,409.9	1.4%	8,911.5	1.5%	10,342.7	1.4%
Prisons	10,090.6	2.1%	9,844.3	1.9%	11,778.8	1.9%	13,118.8	1.8%

Economic affairs	63,981.5	13.5%	76,296.6	14.4%	94,343.6	15.5%	126,157.2	17.5%
General economic, commercial and labour affairs	14,456.8	3.0%	14,536.2	2.7%	18,101.2	3.0%	22,769.9	3.2%
Agriculture, forestry, fishing and hunting	9,597.8	2.0%	11,034.9	2.1%	14,214.1	2.3%	15,925.7	2.2%
Fuel and energy	5,364.7	1.1%	5,582.6	1.1%	6,471.9	1.1%	17,220.4	2.4%
Mining, manufacturing and construction	2,070.6	0.4%	2,723.3	0.5%	2,957.0	0.5%	2,983.8	0.4%
Transport	21,940.9	4.6%	31,668.8	6.0%	39,044.0	6.4%	51,906.3	7.2%
Communication	9,382.4	2.0%	9,021.8	1.7%	11,824.5	1.9%	13,404.6	1.9%
Economic affairs not elsewhere classified	1,168.3	0.2%	1,729.1	0.3%	1,730.8	0.3%	1,946.5	0.3%

Environmental protection	3,736.1	0.8%	4046.1	0.8%	4,488.8	0.7%	5,146.4	0.7%

Housing and community amenities	41,851.6	8.8%	48,125.6	9.1%	57,077.8	9.4%	65,297.0	9.1%
Housing development	7,731.4	1.6%	9,633.1	1.8%	12,137.2	2.0%	15,914.7	2.2%
Community development	12,580.8	2.6%	21,370.6	4.0%	24,693.3	4.1%	29,922.1	4.1%
Water supply	21,539.4	4.5%	17,121.9	3.2%	20,247.4	3.3%	19,460.2	2.7%

Health	50,022.6	10.5%	57,347.2	10.8%	66,624.9	11.0%	80,808.6	11.2%

Recreation and culture	3,197.3	0.7%	4,138.1	0.8%	8,529.1	1.4%	9,856.9	1.4%

Education	85,938.6	18.1%	94,810.2	17.9%	105,666.4	17.4%	127,344.4	17.7%

Social protection	72,261.1	15.2%	80,656.1	15.2%	90,616.1	14.9%	105,441.4	14.6%

Subtotal: Functional classification	474,814.0	100.0%	529,555.8	100.0%	606,720.9	100.0%	721,051.6	100.0%

Plus:
Contingency reserve	—	—	—	—	—	—	—	—

Total consolidated expenditure	—

Total	474,814.0	—	529,555.8	—	606,720.9	—	721,051.6	—

	Fiscal 2010		Fiscal 2011		Fiscal 2012
	Budget	% of	Budget	% of	Budget	% of
	estimate	total	estimate	total	estimate	total

Economic classification
Current Payments	472,376.0	57.0%	516,940.7	58.2%	558,054.2	59.8%
Compensation of employees	259,427.0	31.3%	281,744.1	31.7%	301,104.5	32.3%
Goods and services	152,954.1	18.5%	168,710.4	19.0%	183,170.5	19.6%

	Fiscal 2010		Fiscal 2011		Fiscal 2012
	Budget	% of	Budget	% of	Budget	% of
	estimate	total	estimate	total	estimate	total
Interest and rent on land	59,994.9	7.2%	66,486.2	7.5%	73,779.3	7.9%
Financial transactions in assets and liabilities	—	—%	—	—%	—	—%

Transfers and subsidies	294,611.0	35.6%	304,642.1	34.3%	304,397.6	32.6%
Municipalities	53,606.7	6.5%	61,400.0	6.9%	68,858.1	7.4%
Departmental agencies and accounts	26,174.2	3.2%	27,177.2	3.1%	22,593.9	2.4%
Universities and technikons	15,458.4	1.9%	17,678.8	2.0%	19,168.4	2.1%
Public corporations and private enterprises	52,826.9	6.4%	41,485.9	4.7%	22,370.1	2.4%
Foreign governments and international organizations	1,909.6	0.2%	1,786.6	0.2%	1,962.1	0.2%
Non-profit institutions	18,483.6	2.2%	20,068.6	2.3%	21,468.8	2.3%
Households	126,151.5	15.2%	135,045.0	15.2%	147,976.3	15.9%

Payments for capital assets	61,348.6	7.4%	66,161.1	7.5%	70,617.2	7.6%
Buildings and other fixed structures	48,002.3	5.8%	51,452.4	5.8%	55,290.8	5.9%
Machinery and equipment	11,976.3	1.4%	13,659.5	1.5%	14,352.3	1.5%
Software and other intangible assets	1,228.8	0.1%	970.4	0.1%	887.7	0.1%
Land and subsoil assets	107.1	0.0%	43.6	0.0%	49.8	0.0%
Other assets(2)	34.1	0.0%	35.3	0.0%	36.5	0.0%

Subtotal: Economic classification	828,335.5	100.0%	887,743.9	100.0%	933,069.0	100.0%

Functional classification

General public services(3)	106,524.7	12.9%	114,519.1	12.9%	122,913.3	13.2%
Of which: State debt cost	55,268.0	6.7%	60,140.0	6.8%	66,826.0	7.2%

Defense	34,708.2	4.2%	35,527.0	4.0%	38,030.2	4.1%

Public order and safety	75,529.1	9.1%	82,875.7	9.3%	92,541.7	9.9%
Police Services	49,540.3	6.0%	54,704.6	6.2%	59,327.0	6.4%
Law courts	11,807.7	1.4%	12,748.4	1.4%	13,703.7	1.5%
Prisons	14,181.1	1.7%	15,422.7	1.7%	19,511.0	2.1%

Economic affairs	179,558.6	21.7%	177,721.8	20.0%	160,591.7	17.2%
General economic, commercial and labour affairs	27,139.4	3.3%	27,228.1	3.1%	27,933.4	3.0%
Agriculture, forestry, fishing and hunting	15,992.5	1.9%	17,583.2	2.0%	19,788.4	2.1%
Fuel and energy	46,334.0	5.6%	39,415.2	4.4%	21,520.5	2.3%
Mining, manufacturing and construction	2,891.1	0.3%	2,822.6	0.3%	2,964.8	0.3%
Transport	69,543.6	8.4%	72,507.9	8.2%	68,962.7	7.4%
Communication	15,611.0	1.9%	16,088.0	1.8%	17,159.0	1.8%
Economic affairs not elsewhere classified	2,047.0	0.2%	2,076.8	0.2%	2,262.8	0.2%

Environmental protection	5,589.1	0.7%	6,190.9	0.7%	6,511.7	0.7%

Housing and community amenities	73,184.1	8.8%	82,357.6	9.3%	92,041.4	9.9%
Housing development	19,576.0	2.4%	20,837.3	2.3%	23,336.9	2.5%
Community development	29,720.6	3.6%	35,571.8	4.0%	38,744.9	4.2%
Water supply	23,887.6	2.9%	25,948.5	2.9%	29,959.6	3.2%

Health	86,944.6	10.5%	97,632.4	11.0%	105,350.6	11.3%

Recreation and culture	7,742.3	0.9%	5,750.5	0.6%	5,372.3	0.6%

Education	140,427.3	17.0%	156,110.7	17.6%	169,683.1	18.2%

Social protection	118,127.7	14.3%	129,058.0	14.5%	140,033.2	15.0%

Subtotal: Functional classification	828,335.5	100.0%	887,743.9	100.0%	933069.0	100.0%

Plus:
Contingency reserve	6,000.0	—	12,000.0	—	20,000.0	—

	Fiscal 2010		Fiscal 2011		Fiscal 2012
	Budget	% of	Budget	% of	Budget	% of
	estimate	total	estimate	total	estimate	total
Total consolidated expenditure

Total	834,335.5	—	899,743.9	—	953,069.0	—

Notes: —

(1)	Consisting of national and provincial government, social security funds and selected public entities. Refer to Annexure W2 of the 2009 Budget Review for a detailed list of entities included. In some cases figures were estimated by the National Treasury and may differ from data published by Stats SA and SARB.

(2)	Includes biological and heritage assets.

(3)	Mainly general administration, cost of raising loans and unallocatable capital expenditure.
Source: The National Treasury’s 2009 Budget Review.
During the past decade, growth in consolidated National Government expenditure has exceeded both nominal GDP growth and population growth in South Africa due to the occurrence of various extraordinary items. In fiscal 1993 and fiscal 1994, public sector borrowing amounted to approximately 10% of GDP. These extraordinary items have included the costs of early retirement offers to former civil servants, losses incurred by the SARB on its foreign exchange forward cover operations and various costs associated with political transition in 1994 and the establishment of a new democratic order. If Consolidated Government expenditure is broadened to include all expenditures by extra-budgetary accounts and funds of the National Government and provincial governments, universities and polytechnics (including those in the former TBVC states) and local governments, total government expenditure (technically referred to as general government expenditure) rose from 30% of GDP in fiscal 1983 to 40.9% of GDP in fiscal 1994, of which 3.8% represented settlements of extraordinary liabilities to National Government pension funds and the SARB. Consolidated government expenditure was 30.8% of GDP in fiscal 2009 and the public sector borrowing requirement was in deficit at R88.9 billion, or 3.8% of GDP.
Taxation
Personal income tax, company tax, value-added tax, customs duties on imports, excise duties on prescribed goods, fuel levies and various other taxes are collected by the SARS, an autonomous body managed by a board of directors. While most tax revenues are collected at the national level, municipalities impose and collect property taxes. In addition, the main sources of revenue (although limited in scope) for provinces are motor vehicle license fees and gambling taxes. Non-tax user charges are levied principally by municipalities and extra-budgetary institutions, such as universities, museums, statutory research councils and public entities.
The National Government aims to maintain and strengthen a tax system that is fair, efficient and internationally competitive, while meeting fiscal policy requirements. Recognizing that improving tax administration and collection are essential steps toward achieving meaningful tax reform in the future, the National Government seeks to narrow the tax compliance gap and broaden the tax base, thus providing for rate reductions. It is the National Government’s policy intention to keep tax law as simple as possible in order to minimize collection and compliance costs and to monitor the tax system on a continuous basis.
Tax reforms introduced in fiscal 2009 resulted in a net tax relief of R10.5 billion. This was made up of R7.7 billion in adjustments to personal income tax brackets, R7.4 billion in the form of a reduction in corporate tax rates and other business related policy changes and R4.6 billion in increases in indirect taxes.
In fiscal 2010, budget proposals will result in net tax relief of R4.6 billion. Personal income tax bracket adjustments will amount to R13.55 billion in revenue loss. For business, industrial policy incentives were budgeted at R1 billion and increases in indirect taxes will add R10 billion to revenue.
The top marginal personal income tax rate remains at 40% and the minimum tax threshold for taxpayers under the age of 65 was increased to R54,200 in fiscal 2010, compared with R46,000 for fiscal 2009.

Also, in the 2009-2010 National Budget, the domestic interest exemption threshold was increased from R27,500 the previous year to R30,000 for taxpayers 65 years and older and from R19,000 to R21,000 for taxpayers younger than 65. The threshold of the exemption applicable to foreign interest income was increased from R3,200 to R3,500 per annum and the annual exclusion threshold for capital gains or losses was increased from R16,000 to R17,000.
The gains realized on the sale of shares can be taxed either as ordinary income or capital gains, depending on the facts and circumstances; provided that, effective October 1, 2007, shares disposed of after three years generally receive capital gains treatment.
Company Tax
Over the past few years, South Africa has reduced the headline corporate income tax rate from 40% to 35% in fiscal 1995 to 30% in fiscal 2000, 29% in fiscal 2006 and 28% in fiscal 2009. Branches of foreign companies operating in South Africa are taxed at a rate of 33%, but no secondary tax is levied on these companies.
Beginning on October 1, 2007, the secondary tax on companies (STC) levied on dividends declared by South African companies was reduced from 12.5% to 10.0%, while its tax base was redefined. The second phase of the STC reform entails the conversion to a classical system of taxing dividends at the shareholder level. Individual and non-resident shareholders will be liable for the new dividend tax, while resident corporate shareholders (inter-company dividends) will be exempt. Institutions that are exempt from income tax will also be exempt from the new dividend tax. The company paying the dividend will be liable to withhold the tax and pay it to the SARS. As the tax will be levied on the shareholder, the definition of dividend has been revised to reflect a dividend in relation to receipts by shareholders. These receipts will constitute a dividend if they represent amounts not previously contributed by the shareholder for the issue of shares in the company.
As an anti-avoidance measure, a special regime for passive holding companies will ensure that dividends received by such companies are taxed as if they were received by an individual.
Further amendments with respect to the proposed dividend tax were made in 2009. A new definition for dividends was introduced, which provides for any amount transferred by a company to a shareholder by virtue of a share as a dividend, with certain exclusions. Dividend withholding rules as well as anti-avoidance measures were also refined.
The implementation of the new divided tax is subject to the signing and ratification of amended international double taxation treaties. As a transitional measure, companies will be able to offset accumulated STC credits against dividends declared for a period of up to five years.
The distributions from collective investment schemes (CIS) will follow the flow-through principle, meaning the income (e.g. interest, dividends, etc) received by the CIS in securities will retain its nature when distributed to the CIS unit holders. This will be effective from January 1, 2010.
No withholding taxes are payable on interest paid to non-residents. International transactions are subject to rules dealing with transfer pricing and controlled foreign companies.
In the 2005-2006 National Budget, provisions relating to company restructurings were relaxed. The 75% shareholder threshold for intra-group tax-free transfers was reduced to 70% to accommodate more intra-group tax-free transfers of assets. The threshold for tax-free formations was reduced to 20%.
As part of a broader initiative to encourage and support small business development in the past few years, a number of tax reforms were undertaken. Firstly, in 2005 the category of small business companies eligible for relief was expanded to cover personal services as long as these businesses maintain at least four full-time employees for core operations. Secondly, the turnover limit for eligible companies was increased from R5 million to R6 million in calendar 2005 and to R14 million in calendar 2006. Thirdly, in 2005 the small business depreciation regime was further simplified and enhanced to encourage fixed capital formation. Small businesses are eligible for a three year accelerated depreciation write-off at 50:30:20% for all non-manufacturing depreciable assets. Manufacturing assets retain their immediate 100% write-off. Fourthly, a simplified tax regime with a turnover presumptive tax for micro businesses was introduced. This regime reduces the tax compliance costs for such businesses. It applies to all forms of legal entities, sole proprietors, partnerships and incorporated businesses.
The presumptive tax system for micro-businesses became effective in March 2009. It is elective for businesses with an annual turnover of below R1.0 million. After joining the system, qualifying businesses are required to remain in the system for a minimum of three years (provided they remain within the monetary threshold). The system was intended to reduce tax compliance costs for micro businesses and not necessarily to lower their tax liability.
The introduction of the simplified tax package for micro businesses with an annual turnover below R1.0 million coincided with an increase in the compulsory VAT registration threshold from an annual turnover of R300,000 to R1.0 million.
In the past, cooperatives were taxed at the corporate tax rate and granted limited tax incentives. The reform introduced in calendar 2006 states that co-operatives whose size and income are similar to small business corporations should be granted the same tax incentives as small business corporations. This dispensation was extended to financial co-operatives in calendar 2007.
In an attempt to encourage the uptake of clean development mechanism (CDM) related projects in South Africa the income generated from primary certified emissions reductions certificates from CDM projects that are approved after February 11, 2009 and before December 31, 2012 will be exempted from income tax.
A levy of 2c/kWh was introduced in July 2009 on the sale of electricity generated from non-renewable and nuclear sources. The levy is collected at the source by electricity producers.
A tax incentive to encourage greater levels of energy efficiency savings was proposed in the 2009-2010 Budget. The implementation of this proposal is subject to the development of regulations by the DOE (formerly the DME) in consultation with the National Treasury.
The mineral and petroleum royalty regime will be implemented from March 1, 2010. Variable royalty rates will apply according to two separate formulae for refined and unrefined minerals. The tax base is gross sales less certain transport expenses.
The Income Tax Act of 1962 (the Income Tax Act) provides for the depreciation of buildings used for manufacturing and similar processes. As of calendar 2007, tax depreciation allowances for the economic wear-and-tear of newly constructed commercial buildings and their upgrades were implemented at a rate of 5% per year (i.e. a write-off period of 20 years). Depreciation relief has also been afforded to environmental production and post-production assets. Both sets of assets must be ancillary to the manufacturing process, of a permanent nature and utilized to fulfill environmental obligations. Environmental production assets are eligible for a 40:20:20:20 rate of depreciation, while the rate of relief for environmental post-production assets (e.g. dams or disposal facilities) is 5% per annum (i.e. a 20 year straight-line write off period).
In an effort to encourage conservation of South Africa’s rich biodiversity, the 2008-2009 National Budget proposed tax incentives for private landowners that have entered into bilateral agreements to conserve and maintain a particular area of land on behalf of the National Government under the terms of the National Environmental Management: the Biodiversity Act of 2004 and: the Protected Areas Act of 2003. Landowners will receive income tax deductions for environmental maintenance and rehabilitation expenses as well as the loss of the right to use land associated with biodiversity conservation and management under the terms of these agreements.
The Income Tax Act allows individuals and companies to deduct donations made to qualifying public benefit organizations (PBOs). The threshold for this type of deduction has been increased from a maximum of 5% of taxable income to 10% for both individuals and companies. To expand the potential pool of donors, accelerate the tax benefit to employees and reduce the number of refunds on assessment, it has been proposed that employers be allowed to deduct donations by employees to Section 18A organizations in determining employees’ Pay As You Earn (PAYE) payments.
Previously, two sets of transaction taxes applied to trading in investment securities: (1) stamp duty, in the case of unlisted shares and (2) un-certificated securities tax, in the case of exchange-traded securities. To simplify administration and to eliminate anomalies created by this dual treatment, with effect from July 1, 2008, all secondary trading in shares (listed or otherwise) are, under the terms of the Securities Transfer Tax Act (replacing the Stamp Duties Act and Un-certificated Securities Tax Act), were subject to a single securities transfer tax. Amendments to simplify exemptions and clarify the impact on derivative products and partial disposals were also introduced.
The 2008-2009 Budget set aside R5.0 billion as tax incentives to support the National Government’s industrial policy action plan. These incentives will take the form of tax allowances for investments in manufacturing assets and employee training. The Urban Development Zone tax incentive designed to rejuvenate the inner-city of a selected number of municipalities has been extended for another five years to 2014. Incentives in the form of accelerated depreciation allowances for the provision of low-cost housing rental units were also included in the 2008 tax legislation.
To meet the challenges of small and medium sized businesses and junior mining and exploration companies of accessing equity financing through venture capital, the National Government, effective July 2009, introduced a tax incentive for investors, venture capital companies that are in turn required to invest in qualifying small- and medium-sized enterprises.
In order to encourage investment and trade flows between countries, South Africa has entered into comprehensive agreements with close to 70 countries for the avoidance of double taxation.
Revenue
The following table sets forth the composition of tax and other revenues for the five fiscal years ended March 31, 2009 and budgeted amounts (as provided for in the 2009 MTBPS) for the fiscal year ending March 31, 2010. Gross revenue grew from R495.5 billion in fiscal 2007 to R572.9 billion in fiscal 2008. Gross revenue for fiscal 2009 was R625.1 billion, approximately 26.9% of GDP. While this represents an increase in gross revenue in fiscal 2009, the increment was less than the 2008-2009 National Budget forecast of R642.1 billion.
In the context of a global economic slowdown and lower corporate profits and subdued household consumption, moderate revenue growth is expected over the period ahead. Therefore in fiscal 2010 tax revenue is expected to decline to R589 billion rather than the R659 billion forecast in the 2009-2010 National Budget during February 2009.
Consolidated Government Revenue

	Summary of Revenue for Fiscal Year Ending March 31,
	2006	2007	2008	2009	2010(8)
	Actual				Estimate
Source of Revenue	Rand (million)

Taxes on income and profits	230,803	279,991	332,058	383,483	361,520
Persons and individuals	125,645	140,578	168,774	195,115	203,000
Companies	86,161	118,999	140,120	165,378	139,000
Secondary tax on companies	12,278	15,291	20,585	20,018	16,900
Tax on retirement funds	4,783	3,191	285	143	—
Interest on overdue income tax	1,937	1,931	2,281	2,777	2,560
Small business tax amnesty	—	1	13	52	60
Other(1)	2	2	2	—	3

Taxes on payroll and workforce	4,872	5,597	6,331	7,327	7,800
Skills development levy(2)	4,872	5,597	6,331	7,327	7,800

Taxes on property	11,138	10,332	11,884	9,477	8,480
Donations tax	29	47	28	125	80

	Summary of Revenue for Fiscal Year Ending March 31,
	2006	2007	2008	2009	2010(8)
	Actual				Estimate
Source of Revenue	Rand (million)
Estate duty	625	747	691	757	700
Securities transfer tax	1,973	2,764	3,757	3,664	3,700
Transfer duties	8,510	6,774	7,408	4,931	4,000

Domestic taxes on goods and services	151,362	174,638	194,746	201,416	193,485
Specific excise duties	14,547	16,369	18,218	20,185	21,000
Ad valorem excise duties	1,157	1,283	1,480	1,170	1,000
Fuel levy	20,507	21,845	23,741	24,884	28,600
Departure tax	458	485	541	549	770
Other(3)	342	194	323	286	160

Taxes on international trade and transactions	18,202	24,002	27,082	22,852	17,670
Customs duties	18,303	23,697	26,470	22,751	17,000
Other(4)	894	717	658	673	670
State miscellaneous revenue (SMR)(5)	164	339	212	(27)	70

Total gross revenue	417,334	495,515	572,871	625,100	589,025

Departmental revenue(6)	7,643	9,017	10,089	12,603	9,500

Transactions in assets and liabilities	916	1,782	1,527	—	—
Less: SACU payments(7)	(14,145)	(25,195)	(24,713)	(28,921)	(27,915)

Total budget revenue	411,748	481,119	559,774	608,783	570,610

Notes: —

(1)	Including interest on overdue tax, non-resident shareholders’ tax, non-residents’ tax on interest and tax on undistributed profits. The fiscal 2007, 2008 and 2009 figures include small business tax amnesty proceeds.

(2)	Levy on payroll dedicated to skills development.

(3)	Including various levies, mining leases and ownership, environmental levy on plastic bags as well as receipts of the Universal Service Fund.

(4)	Including diamond export duties, miscellaneous customs and excise income, as well as ordinary levy collections.

(5)	Revenue received by SARS in respect of taxation which could not be allocated to specific revenue types.

(6)	Premiums received on destination bonds on switch options, previously included in revenue, are now reflected under extraordinary receipts, but include domestic and foreign grants.

(7)	South African Custom Union (SACU) payments.

(8)	Revised Estimates in 2009 MTBPS.
Source: South African National Treasury.
Financing
The following table sets forth the financing of the net borrowing requirement of the National Government for the five fiscal years ended March 31, 2009, and budgeted amounts for the fiscal year ending March 31, 2010.

Financing of the Net Borrowing Requirement of the National Government

	For the fiscal year ended March 31,
							2010
							Budget
	2004	2005	2006	2007	2008	2009	estimates	MTBPS(3)
	Rand (million)
Borrowing
Revenue	299,431.2	347,854.4	411,747.9	481,197.0	559,773.8	611,123.8	642,990.2	N/A
Expenditure	328,666.1	368,459.4	416,684.0	470,192.5	541,498.8	633,906.9	738,562.8	N/A
Budget balance(1)	(29,235.0)	(20,604.9)	(4,936.1)	11,004.5	18,275.0	(22,783.1)	(95,572.6)	(181,588)
% of GDP	(2.30)%	(1.40)%	(0.30)%	0.60%	0.90%	(1.0)%	(3.9)%	N/A
Plus: Extraordinary payments	(7,443.5)	(9,787.4)	(4,553.9)	(4,213.7)	(775.6)	(5,246.0)	(900)	553
Less: Extraordinary receipts	1,598.2	2,492.0	6,905.2	3,438.1	2,870.7	8,123.0	6,100.0	6,297
Net borrowing requirement	(35,080.3)	(27,900.3)	(2,584.8)	10,228.9	20,370.1	(19,906.1)	(90,372.6)	(175,844)

Financing
Domestic short-term loans (net)	6,719.8	6,132.0	5,716.4	5,334.1	5,672.9	13,200.0	15,400.0	49,700
Domestic long-term loans (net)	31,123.3	33,409.3	23,086.0	891.7	(2,448.2)	20,675.0	61,521.7	115,829
Market loans	50,554.3	50,300.2	44,932.0	36,938.3	26,820.2	39,945.8	70,499.8	129,500
Extraordinary issues	7,205.6	9,460.8	4,539.0	—	—	—	—	N/A
Redemptions	(26,636.8)	(26,351.7)	(26,385.0)	(36,046.6)	(29,268.4)	(19,270.8)	(8,978.1)	(13,671)
Foreign loans (net)	1,045.1	4,537.9	518.0	181.5	(4,745.4)	(3,954.7)	3,836.8	11,457
Market loans	10,576.1	9,872.9	—	3,617.9	—	—	9,800.0	16,098
Arms procurement loan agreements	3,770.9	—	2,896.8	3,690.0	2,426.5	3,039.0	3,872.0	3,845
World Bank loans	—	—	50.0	—	20.0	2.0	—	N/A
Redemptions (including revaluation of loans)	(13,301.9)	(5,335.0)	(2,428.8)	(7,126.4)	(7,191.9)	(6,995.7)	(9,835.2)	(8,486)
Change in cash and other balances(2)	(3,807.9)	(16,178.9)	(26,735.6)	(16,636.2)	(18,849.4)	(10,014.0)	9,614.1	(1,142)

Total	35,080.3	27,900.3	2,584.8	(10,228.9)	(20,370.1)	19,906.1	90,372.6	175,844

Notes: —

(1)	A negative number reflects a deficit and a positive number a surplus.

(2)	A positive change indicates a reduction in cash balances.

(3)	Certain numbers are not available, as indicated by “N/A.”
In addition to transfers received from the National Budget and their own provinces’ revenue collections, Provincial Budgets are financed by means of opening balances and concessionary and non-concessionary funding such as loans by the DBSA. The deficit of the National Budget is financed mainly by domestic and foreign loans. The provinces are barred constitutionally from raising loans for current expenditure. Loans for bridging finance may be advanced, however, provided that the provinces redeem such loans within 12 months following the date on which they are obtained, and any special conditions be specified in an act of Parliament which is required to be recommended by the Financial and Fiscal Commission. In addition, the National Government may not guarantee any provincial or local government loans, unless the guarantee complies with the norms and conditions for such guarantee as set out in an act of Parliament. See “Public Finance — Background.”
Public Enterprises
The South African Government owns a number of public enterprises (otherwise known as state-owned entities).The Ministers under whose departments these enterprises fall act as the “Executive Authority” over these entities, taking up the role of shareholder on behalf of government. The Ministers that act as the Executive Authority include the Minister of Public Enterprises, the Minister of Communications, the Minister of Energy, the Minister of Transport and various other Ministers of the National Government.

The Executive Authority oversees the affairs of the public enterprise, including the appointment of board members, the entering into of shareholder compacts with the public enterprise, approving major transactions, and the monitoring of performance. The National Treasury is responsible for financial oversight over all the public enterprises, including the review of major transactions, funding requests and applications for guarantees.
Parliament plays a significant role in the oversight of public enterprises through the two Parliamentary committees assigned to such oversight. These committees are the Portfolio Committee on Public Enterprises, which is responsible for sectoral and shareholders’ oversight, and the Select Committee on Public Accounts, which is responsible for financial oversight.
The infrastructure investment programs of the public enterprises, in addition to delivering infrastructure to enhance economic growth and alleviate poverty are a key component of the government stimulus package aimed at mitigating the effects of the global economic recession on the South African economy. Public enterprises are expected to invest a total of R652.0 billion over the next five fiscal years in infrastructure.
The National Government has issued formal contractual guarantees in respect of certain indebtedness of the public enterprises, inter alia to support the capital investment programs of the public enterprises. Such guarantees are issued in accordance with the PFMA. All guarantees are issued jointly by the Minister of Finance and Executive Authority for the relevant public enterprise in terms of the PFMA. The National Government’s aim is for public enterprises to borrow on the strength of their own balance sheets without explicit recourse to the National Government. However, if a clear need for shareholder support is identified, a guarantee for a public enterprise may be provided on application. In such applications, the public enterprise is required to provide a sound business case, ensuring long-term financial sustainability. In extending guarantees, the National Government remains mindful of the guideline of 50% of GDP that it has been set for total debt, provisions and contingent liabilities. The current status of some of the more significant public enterprises is set out below.
Eskom
Eskom is responsible for electricity generation, transmission and distribution in South Africa. Legislation was enacted in 1998 to restructure Eskom, vesting ownership in the National Government.
Eskom is expected to spend approximately R342.0 billion over the next five years. Approximately 72.0% of this capital expenditure will be utilized to increase generation capacity. The National Government has committed to providing Eskom with a loan of R60 billion for this purpose. R10 billion will be disbursed in fiscal 2009, R30 billion in fiscal 2010 and R20 billion in fiscal 2011. Eskom expects to add an additional 22,000 MW of energy by 2017. Furthermore, in the coming years the proportion of coal in Eskom’s generation mix is expected to decrease steadily in favor of renewable energy and nuclear power.
The National Government has approved guarantees totaling R175.97 billion over five years for Eskom’s capital expansion program. The guarantees will be to support existing debt issued under Eskom’s Domestic Medium Term Note Program (the ES26 bond (Eskom 2026, 7.85%, maturing April 2, 2026), the ES33 bond (Eskom 2033, 7.5%, maturing September 15, 2033) and two Floating Rate Notes (maturing 2026 and 2033)), together with the issuance of new debt locally and internationally in order to finance Eskom’s capital expansion program. The guarantees are in addition to the provision of the R60 billion subordinated loan over the medium term. Due to this support from the National Government, Fitch Ratings has changed Eskom’s national long term rating to “stable” from “negative” in June 2009.
As far back as 1998, the Cabinet endorsed a policy that Eskom provide for 70% of the investment in new generation capacity. It was envisaged that Independent Power Producers (IPPs) would be introduced to provide for the 30% balance. To date, the DOE (formerly the DME) has issued a tender for IPPs to provide for approximately 700 MW of new capacity by the end of 2009. These plants will be gas turbine power generation plants to be installed at Coega in the Easter Cape and in Kwa-Zulu Natal. The plants will cost R2.6 billion in total and will be required to provide peaking capacity to the national grid. In addition guidelines for the prices for purchasing renewable energy into the grid have been issued by the DOE. Additional IPP and co-generation options are currently being explored as another avenue for increasing generation capacity with a particular focus on encouraging IPP’s utilizing renewable energy sources.

During May 2009, Eskom submitted an interim tariff application for a 34% nominal increase to cover its operating expenditure for fiscal 2010 to NERSA while a sustainable solution for funding the construction of the required generation infrastructure was finalized. On June 25, 2009, NERSA approved an average price increase of 31.3% for Eskom. Protection for the poor was provided through the application of a limited price increase of 15% to both Eskom and the municipalities’ poorest customers. Eskom subsequently submitted the September 20, 2009 Application to NERSA for an adjustment to the required revenue for the period from April 1, 2010 to March 31, 2013, in order to sustain its current business, its capital expansion program and its operating costs. Further, Eskom asserted that current average price of electricity, of approximately 33c/kWh is too low and should be increased to 80c/kWh. Based on this, Eskom proposed a price increase of 45% per year over the three-year period.
The response from the National Treasury (and various other stakeholders generally) to the September 30, 2009 Application was that, while acknowledging the need to move towards more cost-reflective tariffs, the requested increase of 45% was too high and would likely have a negative impact on the economy. After considering the comments received, Eskom has, in its revised Revenue Application Multi-Year Determination application issued on December 1, 2009, reduced its requested price increase to 35%, thereby increasing its debt plan from R114.5 billion to R123 billion.
The reduction in the requested price increase is based on a lower sales forecast, as well as two assumptions: that Eskom will require additional borrowings of R8.5 billion, and that within 24 to 36 months Eskom will source at least R20 billion of equity from either state-owned financial institutions or the private sector. If approved, the 35% increase will result in a real price of 43c/kWh in fiscal 2011, 55c/kWh in fiscal 2012, and 70c/kWh in fiscal 2013.
However, even after implementing the above strategies, Eskom estimates that it will still have a cash shortfall of R14.1 billion in fiscal 2012 and R7.9 billion in fiscal 2013. Eskom plans to address the shortfall by intensifying efforts to increase the level of required borrowings from the private sector and multilaterals.
On November 25, 2009, the AfDB approved a loan of approximately R20.7 billion to Eskom for its Medupi Power Station in the Limpopo province, which is part of Eskom’s capital expenditure program aimed at reducing South Africa’s electricity generation capacity deficit. The Medupi Power Station will provide additional generation capacity of 4,764 MW. In addition, on December 4, 2009, the National Treasury confirmed that Eskom is in advanced negotiations with the World Bank for a loan of up to US$5 billion.
Eskom’s funding plan still faces certain challenges and uncertainties. Its pricing strategy is based on estimates of future macroeconomic trends, and therefore could be adversely affected by results that significantly diverge from such estimates. Eskom’s funding plan assumes that consumers will reduce electricity consumption significantly in the next few years and that it will be able to reduce demand from commercial consumers through solar water heating and energy efficiency initiatives. In addition, in order to provide Eskom with funding, the private sector will likely require a long-term power purchase agreement, which may be more costly for Eskom than the current regime.
Transnet
Transnet is a focused freight transport company delivering integrated, efficient, safe, reliable and cost effective services. It has five operating divisions: Transnet Freight Rail (transporting bulk and containerized freight), Transnet Rail Engineering (refurbishment, conversion, upgrades and manufacturing of rail related rolling stock), Transnet National Ports Authority (port infrastructure and marine services), Transnet Port Terminals (cargo terminal operations) and Transnet Pipelines (petroleum and gas pipeline business).
Transnet is self-funding and does not receive subsidies from the National Government. As such, Transnet has to access the debt capital markets for funding at appropriate cost levels and ensure that it earns an appropriate return on invested capital to maintain a strong balance sheet. Existing guarantees issued to Transnet as at June 30, 2009 totaled R11.4 billion.
The capital invested by Transnet for the year ended March 31, 2009 amounted to R19.38 billion. This represented an increase of 22.8% over the 2008 investment of R15.8 billion. The expenditure for the year was marginally lower than the target of R19.97 billion as in the fiscal 2009 Corporate Plan. The bulk of the investment, R10.5 billion (56%) was allocated to expanding the operations by providing additional capacity while R8.5 billion (44%) was spent on existing infrastructure maintenance.
Capital investment plans for the next five years amount to R80.5 billion and relate mainly to the upgrade and expansion of rail infrastructure, port facilities and pipeline networks. Cumulatively, R38.9 billion will be spent on the expansion of services over the next five years with R41.6 billion being spent on maintaining infrastructure. Transnet intends to continuously review the investment plan in the context of the global economic downturn, impact on the local economy, and volume and capacity requirements of all major customers over the next five years to ensure the financial stability of the company. Capital commitments will be financed by cash from operations, together with cost-effective borrowings.
Transnet raised net R11.6 billion in fiscal 2009 mainly through the issuance of bonds, after the redemption of the T004 bonds amounting to R3.2 billion. Transnet also concluded bilateral loans worth R6 billion with eight local and international financial institutions during the year with an additional R1 billion raised subsequent to year end. These loans have tenors of between three and five years, and will be used in funding the capital investment program. The Japan Bank for International Cooperation (JBIC) provided a ¥35 billion untied funding facility to Transnet; this loan will be used to finance the widening and deepening of the Durban harbor entrance channel. The group also successfully concluded a transaction with Finnvera, the Finish export credit agency, amounting to R915 million.
Transnet’s short term funding needs are financed through the issuance of commercial paper under the R30 billion Domestic Medium Term Note Program and R6 billion commercial paper was in issue on March 31, 2009. The planned capital expenditure of R80.5 billion over the next five years will require Transnet to raise approximately R32.9 billion from the debt capital markets.

Telkom
In 1997, the National Government sold a 30% share of Telkom to SBC Communications and Malaysia Telkom for approximately R6 billion, a stake which was held through Thintana Communications LLC. In 1999, the National Government reserved the sale of a 10% equity share of Telkom to BBBEE groups, the National Empowerment Fund (a legislatively constituted trust to facilitate BBBEE) and Telkom employees. Since then, 3% of the shares in Telkom have been sold to Ucingo, a BBBEE group.
Subsequently, an initial public offering of Telkom shares was launched successfully in March 2003 on the JSE and the NYSE, which raised R3.9 billion, making it the highest gross restructuring of a public enterprise and the second biggest initial public offering in South Africa in 2003. By November 2004, Thintana had sold approximately half of its holdings to the market and the rest to the PIC, in anticipation of the PIC facilitating a BBBEE transaction. By May 2005, a portion of this shareholding had been on-sold to a BBBEE consortium called the Elephant Consortium. As of March 31, 2009 the PIC owned 6.7% of Telkom’s issued shares directly but Black Ginger 33 (Pty) Ltd., a wholly owned subsidiary of the PIC, owned a further 8.9% of Telkom’s issued shares. The Elephant Consortium owned 7.2% of Telkom’s issued shares through a special purpose vehicle and the National Government owned 39.8% of Telkom’s issued shares. Rossal No 65 (Pty) Ltd and Acajou Investments (Pty) Ltd. owned 2.2% and 1.6% of Telkom’s issued shares respectively. The remaining 33.6% of Telkom’s issued shares were in free float. Telkom declared an ordinary dividend of 115 cents per share and a special dividend of 260 cents per share, for fiscal 2009, which was a decrease of 43.2% of the ordinary dividend of 660 cents per share declared in fiscal 2008. The dividend was paid to shareholders on July 20, 2009.
Telkom is currently undergoing a corporate restructuring. As part of its ongoing plans to grow its business, Telkom acquired 75.0% of Multi-Links of Nigeria in 2007. On October 9, 2008, Telkom announced that its board and the National Government had approved its plans to sell 15% of its stake in Vodacom to Vodafone. The transaction agreements were signed by all parties in November 2008 and the transaction was concluded by the successful listing of Vodacom on the JSE which took place on May 18, 2009. Subsequently Telkom increased its stake in Multi Links of Nigeria to 100%, by purchasing the remaining 25% it did not already own in January 2009 for US$130 Million. Telkom is currently a fixed line operator as it has no mobile operations but has recently announced that it had plans to enter the mobile market in the near future.
PetroSa
The Petroleum, Oil and Gas Corporation of South Africa (Pty) Ltd. (PetroSa) has announced its plans to construct a crude oil refinery in Coega, in the Eastern Cape Province. The proposed refinery will have a capacity of 400,000 barrels per day (bpd) and cost in the region of US$10 billion. PetroSa is currently in negotiations with several parties regarding equity participation in the project as it aims to take a maximum of 37.5% ownership in the refinery. It is also in the process of finalizing its funding structure with its financial advisors HSBC.
PetroSa has indicated that it will be seeking financial assistance from the National Government as its shareholder but it is yet to finalize the nature of assistance required and to submit a formal application in this regard. The feasibility study has been concluded and plans are in place to enter the Front End Design and Engineering phase of the project.
ACSA
ACSA was created in 1993 by an Act of Parliament and effectively commenced operations in 1995. It is a dominant player in the South African aviation industry handling over 98% of the country’s commercial air traffic. ACSA is also the largest airport authority in Africa. The entity owns and operates South Africa’s ten principal airports, including the three major international airports at Johannesburg, Cape Town and Durban. The company has a 35 year concession to operate Pilanesberg International Airport near Sun City in the North West Province, a deal signed in 1998. Since then ACSA secured, through a consortium, a 30-year concession in India for Mumbai International Airport with an option for a further 30 years. ACSA has a 10% shareholding in the concessionaire vehicle and is also the airport operator.
ACSA operates in an industry where its tariff charges are regulated by the Regulating Committee. The Regulating Committee approves aeronautical charges for each year of the Permission period. Aeronautical charges are determined for a period of five years, with a two-year overlap, thus in effect an application is made every three years.
Given that ACSA is in the airline industry, it is not surprising that it has been affected negatively by the downturn in both the global and domestic economy, including airline closures and capacity cuts which have resulted in lower traffic volumes at airports and, in turn, placed additional strain on ACSA’s earnings.
ACSA’s original plan was to spend about R21.9 billion on capital expenditure over the next five year permission cycle. This has subsequently been revised to R17.3 billion over the same period due to a decline in traffic volumes brought on about by deteriorating economic conditions. The entity has spent about 64% of its capital expenditure program for its permission cycle of 2008-2012. According to its corporate plan, ACSA will spend a further R5 billion, R1.2 billion and R967 million in fiscal 2010, 2011 and 2012 respectively. ACSA anticipates that the capital expenditure program necessary for the 2010 FIFA World Cup should be completed on time. ACSA has utilized a combination of internally generated cash and debt to fund its capital expenditure program. ACSA’s cash flows have come under pressure as a result of lower tariffs and declining traffic volumes and as such, have relied primarily on debt financing, by tapping into its R12 billion Domestic Term Note Program which was registered in February 2007. See also “The South African Economy — Principal Sectors of the Economy — Transport and Storage”.
Denel
Denel operates in the aerospace, land systems and other defense and security related industries. Its activities include research, development, manufacture, maintenance and support and the upgrading of existing systems.
Denel developed a turnaround strategy in 2006 with the intention of returning the entity to profitability. The key achievements of the turnaround strategy included forging a closer working relationship between the Department of Defense and Denel, with an agreement that where possible, up to 70% of the nation’s defense procurement will be channeled to local firms, as well as the conclusion of equity partnerships that have provided Denel access to new markets, manufacturing capabilities, management expertise and advanced technologies. The equity partnerships finalized thus far include:
•	Saab of Sweden acquired a 20% stake in Denel Aerostructures;

•	Carl Zeiss of Germany acquired a 70% stake in Denel Optronics;

•	Rheinmetall acquired a 51% stake in Denel Munitions; and

•	Turbomeca France acquired a 51% equity stake in Denel Airmotive.
Denel requested a recapitalization of R5.2 billion to assist with the turnaround, however there was no mandatory obligation from the National Government to meet this recapitalization request. Despite this stance, R3.5 billion was provided by the National Government to fund losses in the business (R1.2 billion), acquire new plant and equipment (R329 million), settle legacy debt (R2.34 billion), fund Denel’s contribution to New Company’s (Newco’s) in the form of equity partnerships (R592 million), and settle guarantees on the legacy contracts with the Indian government (R70 million). The National Government’s capital injection was supplemented by R1.01 billion which was generated from disposals of non-core assets and minority interests.
In fiscal 2009, the National Government approved guarantees totaling R1.85 billion to Denel; a new R550 million was issued for the period of July 31, 2009 to July 31, 2010, while the initial guarantees of R420 million and R880 million approved in fiscal 2008 were rolled over until March 31, 2011. These guarantees were issued to assist the entity to deal with its going concern and liquidity issues for fiscal 2009 year end. The National Government support provided was to further ensure that the entity continues to carry out its turnaround strategy that will secure the long-term financial sustainability of Denel’s various business units, which are non-viable in their current form.
Denel together with the National Government remains committed in reversing the losses of Rooivalk, Denel Saab Aerostructures and Denel Dynamics by revising and strengthening the turnaround plans and reducing the reliance on support from the National Government.

South African Forest Company Ltd.
The South African Forestry Company’s (SAFCOL) main business is forestry, timber harvesting, timber processing and activities related to this industry. SAFCOL’s core commercial forestry interests are housed in the Komatiland Forests (KLF). KLF owns an 80% stake in Industrias Florestais de Manica sarl.
The sales of four out of five of SAFCOL’s major assets have been concluded. These are the Singisi, SiyaQhubeka, Amathole and MTO Forests. The deadline for sale of the remaining forest, KLF, and the subsequent winding-up of the operations of SAFCOL’s operations has been extended to March 31, 2013, subject to the finalization of land claims on state forestry land and competition related issues. Until that time, SAFCOL will continue to operate as a going concern.
Alexkor
Alexkor Ltd. (Alexkor), a government-owned diamond mining company, owns mining rights over a land-based diamond resource and diamondiferous marine deposits. In 1998, the Richtersveld Community filed a land claim against Alexkor and the State under the terms of the Restitution of Land Rights Act 1994 for a parcel of land on which the company operates. A move by the National Government to dispose of a 51% equity portion in the company was met by an interdict by the community, and the proposed restructuring was stalled. Following an appeal process in the land claim, the Constitutional Court in 2003 ordered that the community was entitled to restitution of the right to ownership of the land (including its minerals and precious stones) and to the exclusive beneficial use and occupation thereof.
The matter was referred back to the Land Claims Court to make a determination on the nature of the restitution to be given to the community. Subsequently, the Minister of Public Enterprises, Alec Erwin entered negotiations with the community and concluded a Deed of Settlement (DOS) in the matter on April 22, 2007. On October 9, 2007, a court order incorporating the DOS made it binding on all parties. The DOS provides for restoration of the land claimed. Alexkor’s land mining rights will also be transferred to the community. Alexkor will retain its marine mining rights and the mining assets. Alexkor and the community’s mining company will put their respective mining rights and assets into a Pooling and Sharing Joint Venture (PSJV) for purposes of mining both the marine and land diamond resources. The PSJV will put in place a mine development plan and program to upgrade the land and sea diamond resources and constitute a viable mining venture.
SAA
SAA operates international, regional and domestic scheduled air flights for the carriage of passengers, freight and mail. SAA is the largest carrier on the African continent. Its subsidiaries include Tulca (Pty) Ltd trading as Mango, Air Chefs (Pty) Ltd (which is in the process of being sold), SAA City Centre (Pty) Ltd and SAA Technical (Pty) Ltd, all of which are wholly owned by SAA.
During fiscal 2009, SAA was issued with a perpetual government guarantee of R1.6 billion to address the airline’s going concern challenges. During the same period the previous Minister of Finance announced in his February 2009 budget speech that R1.55 billion will be allocated to SAA. These funds were earmarked to repay the subordinated loan in September 2009, which was raised under the R1.56 billion perpetual guarantee approved in November 2007 for the grounding of several Boeing 747-400 aircraft.
In May 2007, SAA embarked on an eighteen-month restructuring/turnaround program aimed at returning the airline to profitability. The 2009 period marked the end of this turnaround strategy, and for the eighteen-month period the airline delivered R2.5 billion worth of sustainable benefits against a budgeted R2.3 billion, in other words, 8 % above target. See also “The South African Economy — Principal Sectors of the Economy — Transport and Storage”.

NATIONAL GOVERNMENT DEBT
General
The legal authorization for the incurrence of debt by the National Government is set forth in the PFMA of 1999. The National Treasury administers the National Government debt of South Africa.
In addition to its direct indebtedness, the National Government is also a guarantor of certain third-party indebtedness. South Africa has issued formal contractual guarantees of certain indebtedness, primarily on behalf of partially or wholly state-owned entities. In this document, the National Government debt does not include debt that is guaranteed by the South African Government. However, the guaranteed debt is summarized in the table entitled “Outstanding National Government Guaranteed Debt”. In addition, the National Government debt does not include debts incurred by the nine Provincial Governments.
In this section, “external debt” means debt initially incurred or issued outside South Africa, regardless of the currency of denomination, and “internal debt” means debt initially incurred or issued in South Africa. “Floating debt” means debt that had a maturity at issuance of less than one year. “Funded debt” means debt that had a maturity at issuance of one year or more.
The following table summarizes the National Government debt at March 31 in each of the years 2005 through 2009 and at September 30, 2009.
Total Debt of the National Government

						At
	At March 31,					September 30,
	2005	2006	2007	2008	2009	2009
	Rand (million)
Government bonds	394,143	417,380	422,064	426,454	462,781	511,144
Treasury bills	34,450	40,400	45,800	51,850	65,000	95,850

Marketable internal debt	428,593	457,780	467,864	478,304	527,781	606,994
Non-marketable internal debt	3,498	3,708	3,240	2,555	1,956	16,204

Total internal debt	432,091	461,488	471,104	480,859	529,737	623,198
Total external debt	69,405	66,846	82,581	96,218	97,268	89,841

Total loan debt gross	501,496	528,334	553,685	577,077	627,005	713,039
Cash balances	(30,870)	(58,187)	(75,315)	(94,524)	(101,349)	(96,247)

Total loan debt net(1)	470,626	470,147	478,370	482,553	525,656	616,792

Gold and Foreign Exchange Contingency Reserve Account	5,292	(1,751)	(28,514)	(72,186)	(96,835)	(95,835	)(2)

As percentages of GDP:
Net loan debt	33.0%	29.7%	26.4%	23.3%	22.7%	26.6%
Foreign debt	4.9%	4.2%	4.6%	4.7%	4.2%	3.9%

As percentage of gross loan debt:
Foreign debt	13.8%	12.7%	14.9%	16.7%	15.5%	12.6%

Notes: —

(1)	The total debt (net) is calculated with due account of the bank balances of the National Revenue Fund (balances of the National Government’s accounts with the SARB and with commercial banks).

(2)	Represents the balance on the Gold and Foreign Exchange Contingency Reserve Account on March 31, 2009. A negative balance indicates a loss and a positive balance reflects a profit.

Source: South African National Treasury.

Summary of Internal National Government Debt
Total National Government loan debt net at March 31, 2009 was R525.7 billion, an increase of approximately 8.9% over the corresponding amount of R482.6 billion as of March 31, 2008.
The following table sets forth the total internal National Government debt, divided into floating debt and funded debt, for the periods indicated.
Gross National Government Internal Debt

						At
	At March 31,					September 30,
	2005	2006	2007	2008	2009	2009
	Rand (million)
Marketable securities
Floating	34,450	40,400	45,800	51,850	65,000	95,850
Funded	394,143	417,380	422,064	426,454	462,781	511,144

Total	428,593	457,780	467,864	478,304	527,781	606,994

Non-marketable securities
Floating	1,629	1,395	1,330	952	27	12,495
Funded	1,869	2,313	1,910	1,603	1,929	3,709

Total(1)	3,498	3,708	3,240	2,555	1,956	16,204

Total internal National Government debt	432,091	461,488	471,104	480,859	529,737	623,198

Note: —

(1) Columns may not add due to rounding.

Source: South African National Treasury.
Summary of External National Government Debt
South Africa’s external National Government debt as a percentage of total debt remains low. External debt as a percentage of total gross loan debt increased from 13.8% as of March 31, 2005 to 16.7% as of March 31, 2008, declining to 15.5% as of March 31, 2009.
The following table sets forth a breakdown of National Government external debt by currency as of March 31 in each of the years 2005 through 2009 and at September 30, 2009.
External Debt by Currency

						At
	At March 31,					September 30,
	2005	2006	2007	2008	2009	2009
	Rand (million)
Euro	3,667	3,779	4,047	3,776	3,283	3,194
Pound Sterling	161	72	93	90	102	100
Swedish Krone	595	1,708	3,402	4,488	5,849	5,765
US Dollars	4,792	4,723	4,167	4,244	4,324	5,688
Gold Ounces — XAU	1	1	1	1	1	1
Yen	121,552	121,458	121,364	61,270	61,176	61,129
Total (in Rand)(1)	69,405	66,846	82,581	96,218	97,268	89,841

Note: —

(1)	The conversion into Rand is calculated at the exchange rate published by the SARB on the last business day of the fiscal year.

Source: South African National Treasury.
Notwithstanding the return of the South African Government to the international capital markets since the end of apartheid, the National Government does not intend to rely to a large extent on external debt as a means of financing.
Total external debt, as a percentage of GDP is relatively low by international standards, amounting to approximately 4% of GDP. This number is, however, indicative only and does not represent an upper or lower limit on the borrowing authority of the National Treasury.
An incidental but important consequence of the receipt of any net proceeds from issuances in the foreign market in the past, has been an increase in South Africa’s foreign currency reserves. In addition, because the proceeds of external borrowings provide a substitute for a portion of domestic finance, these borrowings helped relieve pressure off the domestic financial markets at such times that it was required. Furthermore, borrowings by the National Treasury abroad, also establish valuable benchmarks in various currencies and maturities against which other South African issuers may reference themselves.
In February 2007, the National Treasury embarked on its first liability management transaction in the foreign market. It resulted in a buy-back of US$263 million of the US$500 million bond due in 2017.
The success of this first transaction resulted in a follow-up liability management transaction that was undertaken in May 2007. This transaction involved a tender offer on all Euro-denominated foreign debt, and a tender or exchange offer on all US$-denominated debt of the South African Government, with a new destination bond of 15-year maturity, due in 2022, and nominal outstanding of US$1.0 billion.
The results of the transaction were as follows:

							Cumulative	Proration
ISIN	Notes		Tender	Exchange	Total	Total in USD	Total	Factors

US836205AE46	USD	2009	410,778,000	477,423,000	888,201,000	888,201,000	888,201,000	100%
XS0127518933	EUR	2008	171,566,000	0	171,566,000	233,278,290	1,121,479,290	100%
US836205AD62	USD	2017	18,090,000	78,121,000	96,211,000	96,211,000	1,217,690,290	100%
XS0168670478	EUR	2013	447,142,000	0	447,142,000	607,978,977	1,557,615,290	0%
US836205AG93	USD	2012	106,694,000	390,227,000	496,921,000	496,921,000	1,807,615,290	0%
US836205AJ33	USD	2014	131,534,000	349,580,000	481,114,000	481,114,000	2,057,615,290	0%

			1,285,804,000	1,295,351,000	2,581,155,000	2,803,704,268
Given the waterfall structure of the transaction, bids were accepted according to the priority of the bond, as illustrated by the table above, resulting in the book being closed at the US$2017 bond. This resulted in a cumulative buy-back total of US$1.217 billion, of which US$1.0 billion was financed via the new benchmark issue due in 2022, which was priced with a coupon of 5.875%. The remainder was financed by cash resources of the National Treasury.
In May 2009, South Africa issued US$1.5 billion notes due 2019, which was priced with a coupon of 6.875%. In September 2009, South Africa reopened its 10-year bond and issued a further US$500 million notes due 2019.
Guaranteed Debt
In addition to its direct indebtedness, the National Government is also a guarantor of certain third-party indebtedness. The National Government has issued formal contractual guarantees in respect of certain indebtedness of wholly or partially state-owned entities.
The following table sets forth the debt guaranteed by the National Government outstanding in each of the years indicated:

Outstanding National Government Guaranteed Debt

	At March 31,
	2005	2006	2007	2008	2009
		Rand (million)
Internal	55,430	49,751	49,106	45,704	43,723
External	18,642	18,129	18,677	18,781	19,315

Total	74,072	67,880	67,783	64,485	63,038

Source: South African National Treasury.
The following table sets forth the National Government’s external guaranteed debt outstanding at March 31, 2009.
Analysis of National Government External Guaranteed Debt

	At March 31, 2009
				Equivalent in
Guarantees Issued on Behalf of	ZAR	US Dollars	Euro	Rand(1)
	Rand (million)
Transnet	3,945	13	—	4,064
Telkom	—	—	11	138
IDC	—	103	35	1,426
Lesotho Highlands Development Authority	237	3	19	509
DBSA	9,009	225	91	12,290
Trans-Caledon Tunnel Authority	218	—	—	218
Central Energy Fund	—	13	—	123

Total(2)	13,409	357	156	18,768

Notes: —

(1)	Translation of amounts into Rand have been made at the following rates: US Dollar = R9.49500; Pound Sterling = R13.58829; Euro = R12.63832; Japanese Yen = R0.09641.

(2)	Does not include guaranteed interest to the amount of R547 million.

Source: South African National Treasury.
Debt Service
As a percentage of the National Government expenditure, interest payments on the National Government debt have declined from 13.3% during fiscal 2005 to 8.6% during fiscal 2009. Interest payments are expected to fall further to 8.0% of total expenditures in fiscal 2010. As a percentage of the National Government revenue, interest payments on the National Government debt have declined from 14.1% during fiscal 2005 to 8.9% during fiscal 2009. Interest payments are expected to increase to 10.5% of total revenue in fiscal 2010. As a percentage of GDP interest payments on the National Government debt have declined from 3.4% during fiscal 2005 to 2.3% during fiscal 2009. Interest payments are expected to increase to 2.5% of GDP in fiscal 2010. The following table sets forth such percentages for the periods indicated.

Interest Payments on National Government Debt
as a Percentage of Expenditure, Revenue and GDP

	At March 31,
	2005	2006	2007	2008	2009
Expenditure	13.3%	12.2%	11.1%	9.8%	8.6%
Revenue	14.1%	12.4%	10.9%	9.5%	8.9%
GDP	3.4%	3.2%	2.9%	2.6%	2.3%

Source: South African National Treasury.
The aggregate amount of scheduled repayments in respect of principal and interest on the funded National Government debt outstanding at September 30, 2009, is set forth in the table below.

		External Debt
Year(1)	Rand	US$	EURO	YEN	GBP	SEK	XAU
	Rand (million)
2010	21,829	214	113	1,201	9	241	0.025
2011	55,769	438	319	2,400	18	430	0.025
2012	61,912	439	320	2,398	18	801	—
2013	88,658	1,398	316	2,395	17	778	—
2014	62,690	356	1,537	2,393	16	754	—
2015	93,383	1,318	184	2,391	15	730	—
2016	48,777	281	146	2,388	14	706	—
2017	46,213	257	848	2,386	4	682	—
2018	57,741	379	35	2,384	4	659	—
2019	55,961	230	21	2,381	3	635	—
2020	60,879	2,147	11	2,379	—	410	—
2021	43,828	74	11	31,807	—	395	—
2022	11,599	1,029	—	30,617	—	—	—
2023	11,599	—	—	—	—	—	—
2024	50,565	—	—	—	—	—	—
2025	9,455	—	—	—	—	—	—
2026	32,632	—	—	—	—	—	—
2027	30,199	—	—	—	—	—	—
2028	32,247	—	—	—	—	—	—
2029 and later	54,407	—	—	—	—	—	—

Total	930,344	8,560	3,861	87,520	118	7,221	0.050

Principal	511,144	5,688	3,194	61,129	100	5,765	0.050
Interest	419,200	2,872	667	26,391	18	1,456	0.001

Notes: — Numbers may not total due to rounding.

(1) Fiscal years ending March 31.

Source: South African National Treasury.
Debt Record
On September 1, 1985, in response to a foreign currency liquidity crisis, South Africa prohibited repayments of certain foreign indebtedness to foreign creditors, while interest payments were made as they became due. Final settlement of affected indebtedness was agreed in 1993. Other than this isolated situation, South Africa has not defaulted in the payment of principal or interest on any of its internal or external indebtedness since becoming a Republic in 1961.
Tables and Supplementary Information
Funded Internal Debt of the Republic of South Africa
(Domestic Marketable Bonds — in Rand)
At September 30, 2009

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
13.00%	June 22, 1989	August 31, 2010	12,940,931,527
13.00%	June 22, 1989	August 31, 2011	12,940,930,516
Variable	July 6, 2005	March 31, 2012	7,804,998,414
6.25%	March 20, 2000	March 31, 2013	48,881,688,779	(1)
10.00%	April 21, 1994	August 1, 2013	60,000,000
Zero Coupon	September 1, 1993	August 31, 2013	30,000,000
Zero Coupon	December 8, 1993	November 30, 2013	8,917,688
7.50%	August 15, 2005	January 15, 2014	25,842,204,006
Zero Coupon	April 21, 1994	March 31, 2014	6,800,000
Zero Coupon	April 21, 1994	June 30, 2014	25,000,000
13.50%	October 24, 1991	September 15, 2014	20,889,179,585
Zero Coupon	May 18, 1994	November 30, 2014	32,620,000
8.75%	May 27, 2003	December 21, 2014	39,020,954,842
Zero Coupon	March 14, 1994	June 30, 2015	152,300,000
Zero Coupon	September 14, 1995	July 1, 2015	500,000,000
13.50%	October 24, 1991	September 15, 2015	20,889,179,585
Zero Coupon	April 19, 1994	October 19, 2015	77,877,914
13.50%	October 24, 1991	September 15, 2016	20,889,179,585
Zero Coupon	November 24, 1997	September 15, 2016	1,099,000,000
8.25%	May 7, 2004	September 15, 2017	36,501,933,836
8.00%	August 13, 2004	December 21, 2018	36,225,000,000
Zero Coupon	April 18, 1996	September 30, 2019	150,000,000
7.25%	June 20, 2005	January 15, 2020	43,899,603,937
6.75%	September 1, 2006	March 31, 2021	30,191,175,498
5.50%	May 30, 2001	December 7, 2023	38,966,452,844	(1)
10.50%	May 22, 1998	December 21, 2025	23,176,862,644
10.50%	May 22, 1998	December 21, 2026	23,176,862,644
10.50%	May 22, 1998	December 21, 2027	23,176,862,644
2.60%	September 27, 2007	March 31, 2028	4,481,995,333	(1)
3.45%	August 15, 2003	December 7, 2033	14,532,261,964	(1)
6.25%	July 21, 2006	March 31, 2036	24,546,552,145
4.50%	December 1, 1986	Perpetual	31,930
5.00%	December 1, 1986	Perpetual	131,979
9.75%	April 10, 1980	Perpetual	17,670,000
10.00%	January 31, 1978	Perpetual	5,700,000
10.00%	January 31, 1978	Perpetual	2,800,000
Total Funded Internal Debt			511,143,659,839

Note: —

(1) Inflation-linked bonds have been revalued using the relevant “reference CPI.”

Source: South African National Treasury.
Floating Internal Debt of the Republic of South Africa
(Treasury Bills — in Rand)
At September 30, 2009

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
8.76%	January 7, 2009	October 7, 2009	300,000,000
8.91%	January 14, 2009	October 14, 2009	300,000,000
8.83%	January 21, 2008	October 21, 2009	300,000,000
8.66%	January 28, 2009	October 28, 2009	300,000,000
8.42%	February 4, 2009	November 4, 2009	300,000,000
7.85%	February 11, 2009	November 11, 2009	300,000,000
7.36%	February 18, 2009	November 18, 2009	500,000,000
7.41%	February 18, 2009	February 17, 2010	100,000,000
7.34%	February 25, 2009	November 25, 2009	500,000,000
7.32%	February 25, 2009	February 24, 2010	100,000,000
7.56%	March 4, 2009	December 2, 2009	500,000,000
7.33%	March 4, 2009	March 3, 2010	100,000,000
7.43%	March 11, 2009	December 9, 2009	500,000,000
7.37%	March 11, 2009	March 10, 2010	100,000,000
7.34%	March 18, 2009	December 16, 2009	500,000,000
7.26%	March 18, 2009	March 17, 2010	100,000,000
6.89%	March 25, 2009	December 23, 2009	500,000,000
6.76%	March 25, 2009	March 24, 2010	100,000,000
6.75%	April 1, 2009	December 30, 2009	500,000,000
6.63%	April 1, 2009	March 31, 2010	100,000,000
7.24%	April 8, 2009	October 7, 2009	700,000,000
6.82%	April 8, 2009	January 6, 2010	500,000,000
6.76%	April 8, 2009	April 7, 2010	100,000,000
7.29%	April 15, 2009	October 14, 2009	700,000,000
6.93%	April 15, 2009	January 13, 2010	500,000,000
6.81%	April 15, 2009	April 14, 2010	100,000,000
7.35%	April 22, 2009	October 21, 2009	700,000,000
7.13%	April 22, 2009	January 20, 2010	500,000,000
6.81%	April 22, 2009	April 21, 2010	100,000,000
7.40%	April 29, 2009	October 28, 2009	700,000,000
7.14%	April 29, 2009	January 27, 2010	500,000,000
6.89%	April 29, 2009	April 28, 2010	100,000,000
7.46%	May 6, 2009	November 4, 2009	700,000,000
7.15%	May 6, 2009	February 3, 2010	500,000,000
6.90%	May 6, 2009	May 5, 2010	100,000,000
7.38%	May 13, 2009	November 11, 2009	700,000,000
7.23%	May 13, 2009	February 10, 2010	500,000,000

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
7.02%	May 13, 2009	May 12, 2010	100,000,000
7.38%	May 20, 2009	November 18, 2009	700,000,000
7.23%	May 20, 2009	February 17, 2010	500,000,000
7.02%	May 20, 2009	May 19, 2010	100,000,000
7.22%	May 27, 2009	November 25, 2009	800,000,000
7.09%	May 27, 2009	February 24, 2010	600,000,000
6.84%	May 27, 2009	May 26, 2010	200,000,000
7.01%	June 3, 2009	December 2, 2009	800,000,000
6.86%	June 3, 2009	March 3, 2010	500,000,000
6.59%	June 3, 2009	June 2, 2010	200,000,000
7.07%	June 10, 2009	December 9, 2009	800,000,000
6.97%	June 10, 2009	March 10, 2010	600,000,000
6.80%	June 10, 2009	June 9, 2010	200,000,000
7.10%	June 17, 2009	December 16, 2009	800,000,000
7.03%	June 17, 2009	March 17, 2010	600,000,000
6.91%	June 17, 2009	June 16, 2010	200,000,000
7.05%	June 24, 2009	December 23, 2009	800,000,000
7.02%	June 24, 2009	March 24, 2010	600,000,000
6.86%	June 24, 2009	June 23, 2010	200,000,000
7.32%	July 1, 2009	January 6, 2010	800,000,000
7.48%	July 1, 2009	March 31, 2010	600,000,000
7.27%	July 1, 2009	June 30, 2010	200,000,000
7.37%	July 8, 2009	October 7, 2009	3,650,000,000
7.38%	July 8, 2009	January 6, 2010	800,000,000
7.51%	July 8, 2009	April 7, 2010	600,000,000
7.36%	July 8, 2009	July 7, 2010	200,000,000
7.36%	July 15, 2009	October 14, 2009	3,650,000,000
7.35%	July 15, 2009	January 13, 2010	800,000,000
7.44%	July 15, 2009	April 14, 2010	600,000,000
7.35%	July 15, 2009	July 14, 2010	200,000,000
7.38%	July 22, 2009	October 21, 2009	3,650,000,000
7.45%	July 22, 2009	January 20, 2010	800,000,000
7.42%	July 22, 2009	April 21, 2010	600,000,000
7.31%	July 22, 2009	July 21, 2010	200,000,000
7.43%	July 29, 2009	October 28, 2009	3,650,000,000
7.46%	July 29, 2009	January 27, 2010	900,000,000
7.43%	July 29, 2009	April 28, 2010	700,000,000
7.29%	July 29, 2009	July 28, 2010	300,000,000
7.44%	August 5, 2009	November 4, 2009	3,650,000,000
7.47%	August 5, 2009	February 3, 2010	900,000,000
7.40%	August 5, 2009	May 5, 2010	700,000,000
7.24%	August 5, 2009	August 4, 2010	300,000,000
7.44%	August 12, 2009	November 11, 2009	3,650,000,000
7.51%	August 12, 2009	February 10, 2010	900,000,000
7.44%	August 12, 2009	May 12, 2010	700,000,000

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
7.28%	August 12, 2009	August 11, 2010	300,000,000
6.98%	August 19, 2009	November 18, 2009	3,650,000,000
7.11%	August 19, 2009	February 17, 2010	900,000,000
7.07%	August 19, 2009	May 19, 2010	700,000,000
7.15%	August 19, 2009	August 18, 2010	300,000,000
6.97%	August 26, 2009	November 25, 2009	3,650,000,000
7.06%	August 26, 2009	February 24, 2010	900,000,000
7.08%	August 26, 2009	May 26, 2010	700,000,000
7.04%	August 26, 2009	August 25, 2010	300,000,000
6.98%	September 2, 2009	December 2, 2009	3,650,000,000
7.05%	September 2, 2009	March 3, 2010	900,000,000
7.05%	September 2, 2009	June 2, 2010	700,000,000
7.01%	September 2, 2009	September 1, 2010	300,000,000
6.98%	September 9, 2009	December 9, 2009	3,650,000,000
7.08%	September 9, 2009	March 10, 2010	900,000,000
7.04%	September 9, 2009	June 9, 2010	700,000,000
6.98%	September 9, 2009	September 8, 2010	300,000,000
6.96%	September 16, 2009	December 16, 2009	3,650,000,000
7.08%	September 16, 2009	March 17, 2010	900,000,000
7.03%	September 16, 2009	June 10, 2010	700,000,000
6.99%	September 16, 2009	September 15, 2010	300,000,000
6.88%	September 23, 2009	December 23, 2009	3,650,000,000
7.04%	September 23, 2009	March 24, 2010	900,000,000
6.97%	September 23, 2009	June 23, 2010	700,000,000
6.93%	September 23, 2009	September 22, 2010	300,000,000
6.90%	September 30, 2009	December 30, 2009	3,650,000,000
7.04%	September 30, 2009	March 31, 2010	900,000,000
7.05%	September 30, 2009	June 30, 2010	700,000,000
7.04%	September 30, 2009	September 29, 2010	300,000,000
Total Floating Internal Debt			95,850,000,027	(1)

Note: —

(1) Excludes borrowing from the Corporation for public deposits to the amount of R12,495,473,036.

Source: South African National Treasury.
Funded External Debt of the Republic of South Africa
At September 30, 2009

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
Capital market loans
8.50%	June 23, 1997	June 23, 2017	$140,683,000
2.50%	February 2, 1998	May 20, 2021	¥1,128,960,000
3.80%	June 1, 2000	June 1, 2020	¥30,000,000,000
3.80%	June 12, 2001	September 7, 2021	¥30,000,000,000
7.375%	April 25, 2002	April 25, 2012	$1,000,000,000

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
5.250%	May 16, 2003	May 16, 2013	€1,250,000,000
6.50%	June 2, 2004	June 2, 2014	$1,000,000,000
4.50%	April 5, 2006	April 5, 2016	€750,000,000
5.875%	May 30, 2007	May 30, 2022	$1,000,000,000
6.875%	May 27, 2009	May 27, 2019	$1,500,000,000
6.875%	September 4, 2009	May 27, 2019	$500,000,000
Arms procurement loan agreements
Fixed
4.89%	May 5, 2000 — April 28, 2006	February 28, 2005 — August 8, 2014	€36,892,502.72
4.89%	May 5, 2000 — July 15, 2006	May 30, 2005 — November 28, 2014	€19,688,648.96
4.89%	May 5, 2000 — August 25, 2006	September 30, 2005 — March 30, 2015	€20,600,702.56
4.89%	May 5, 2000 — August 25, 2006	November 28, 2002 — May 28, 2015	€21,768,225.38
Floating — Non-CIRR	August 21, 2000 — August 21, 2006	January 25, 2006 — July 25, 2015	€146,213,410.90
Floating — Non-CIRR	August 21, 2000 — August 29, 2006	January 25, 2007 — July 25, 2016	€168,558,350.93
Floating — Non-CIRR	August 21, 2000 — August 29, 2006	January 25, 2008 — July 25, 2017	€182,130,271.98
5.97% Eur-CIRR Fixed	August 21, 2000 — August 21, 2006	January 25, 2006 — July 25, 2015	€16,865,404.92
5.97% Eur-CIRR Fixed	August 21, 2000 — August 29, 2006	January 25, 2007 — July 25, 2016	€19,442,846.07
5.97% Eur-CIRR Fixed	August 21, 2000 — August 29, 2006	January 25, 2008 — July 25, 2017	€21,008,338.19
7.32% $-CIRR Fixed	August 21, 2000 — August 21, 2006	January 25, 2006 — July 25, 2015	$5,019,110.36
7.32% $-CIRR Fixed	August 21, 2000 — August 29, 2006	January 25, 2007 — July 25, 2016	$6,135,886.12
7.32% $-CIRR Fixed	August 21, 2000 — August 29, 2006	January 25, 2008 — July 25, 2017	$6,871,143.62
Floating Non-CIRR	April 28, 2000 — April 27, 2001	June 30, 2003 — December 30, 2012	€44,036,575.57
Floating Non-CIRR	April 27, 2001 — April 29, 2002	November 28, 2003 — May 28, 2013	€50,327,514.93
Floating Non-CIRR	April 29, 2002 — April 28, 2003	May 31, 2004 — November 30, 2013	€56,618,454.29
Floating Non-CIRR	June 23, 2003 — September 15, 2006	October 29, 2004 — April 29, 2014	€44,858,867.02
5.97% Eur-CIRR Fixed	April 28, 2000 — April 27, 2001	June 30, 2003 — December 30, 2012	€7,441,110.46
5.97% Eur-CIRR Fixed	April 27, 2001 — April 29, 2002	November 28, 2003 — May 28, 2013	€8,504,126.25
5.97% Eur-CIRR Fixed	April 29, 2002 — April 28, 2003	May 31, 2004 — November 30, 2013	€9,567,142.04
5.97% Eur-CIRR Fixed	June 23, 2003 — September 15, 2006	October 29, 2004 — April 29, 2014	€7,580,057.74
7.32% $-CIRR Fixed	April 28, 2000 — April 27, 2001	June 30, 2003 — December 30, 2012	$1,891,558.87
7.32% $-CIRR Fixed	April 27, 2001 — April 29, 2002	November 28, 2003 — May 28, 2013	$2,113,155.04
7.32% $-CIRR Fixed	April 29, 2002 — April 28, 2003	May 31, 2004 — November 30, 2013	$2,682,758.66
7.32% $-CIRR Fixed	June 23, 2003 — September 15, 2006	October 29, 2004 — April 29, 2014	$2,520,073.97
7.14% CIRR Fixed	April 17, 2000 — March 5, 2001	April 15, 2006 — October 15, 2015	$38,402,687.36
4.70% MC CIRR	July 17, 2000 — July 17, 2001	April 15, 2006 — October 15, 2015	€67,556,583.58
4.77% Commercial Fixed	April 15, 2001	April 15, 2009 — October 15, 2018	€10,830,300.68
5.15% Commercial Fixed	April 15, 2002 — May 21, 2003	April 15, 2009 — October 15, 2018	$26,668,326.86
5.03% Commercial Fixed	July 15, 2002 — July 15, 2003	October 15, 2006 — April 15, 2016	$75,508,353.01
5.63% CIRR — Fixed	July 15, 2002 — September 28, 2006	April 15, 2006 — October 15, 2015	€27,657,699.18
5.63% MC CIRR	April 15, 2004 — July 17, 2006	April 15, 2009 — October 15, 2018	€34,072,126.48
6.485% Commercial Fixed	December 15, 2001 — January 15, 2003	April 17, 2006 — October 15, 2015	£16,541,954.14
6.545% Sec — CIRR	July 21, 2004 — July 22, 2005	April 15, 2009 — October 15, 2018	£17,752,084.45
6.545% Sec — CIRR	November 26, 2003 — August 24, 2006	April 15, 2006 — October 15, 2015	£24,484,371.90
6.545% Sec — CIRR	August 24, 2006	October 15, 2006 — April 15, 2016	£156,564.90

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
4.125% Commercial Fixed	July 21, 2004	April 15, 2009 — October 15, 2018		€26,114,895.34
4.72% Commercial Fixed	April 18, 2006	April 15, 2009 — October 15, 2018		€43,532.18
6.77% MC CIRR	July 22, 2005	April 15, 2009 — October 15, 2018		£108,956.14
5.79% Commercial Fixed	July 15, 2002 — April 15, 2004	April 15, 2009 — October 15, 2018		$3,515,947.63
5.97% Commercial Fixed	October 16, 2006	April 15, 2009 — October 15, 2018		$1,525,706.47
5.55% Commercial Fixed	October 15, 2003 — April 15, 2004	April 15, 2009 — October 15, 2018		$34,905,988.53
5.45% Commercial Fixed	October 15, 2001 — July 15, 2002	April 15, 2006 — October 15, 2015		$23,699,787.42
5.53% Commercial Fixed	November 26, 2003 — April 26, 2004	October 15, 2006 — April 15, 2016		$41,067,285.02
5.49% Commercial Fixed	April 17, 2001 — July 15, 2003	April 15, 2009 — October 15, 2018	SEK	415,397,959.61
3.90% Commercial Fixed	April 15, 2005 — July 22, 2005	April 15, 2011 — October 15, 2020	SEK	167,181,777.12
4.30% Commercial Fixed	October 17, 2005 — January 17, 2006	April 15, 2011 — October 15, 2020	SEK	397,499,399.55
3.81% Commercial Fixed	October 26, 2004 — July 22, 2005	April 15, 2009 — October 15, 2018	SEK	500,238,902.58
4.24% Commercial Fixed	October 17, 2005 — January 16, 2006	April 15, 2009 — October 15, 2018	SEK	170,745,647.63
4.57% Commercial Fixed	April 18, 2006 — October 16, 2006	April 15, 2009 — October 15, 2018	SEK	206,413,902.70
5.03% Commercial Fixed	January 15, 2007 — April 16, 2007	April 15, 2009 — October 15, 2018	SEK	54,348,357.69
4.60% Commercial Fixed	April 18, 2006 — October 16, 2006	April 15, 2011 — October 15, 2020	SEK	1,198,926,651.41
5.05% Commercial Fixed	January 16, 2007	April 15, 2011 — October 15, 2020	SEK	276,467,022.56
5.60% Commercial Fixed	June 25, 2007	April 15, 2011 — October 15, 2020	SEK	548,007,489.68
5.50% Commercial Fixed	August 24, 2004	October 15, 2006 — April 15, 2016		$7,253,291.99
4.42% Commercial Fixed	November 29, 2004 — December 23, 2005	October 15, 2006 — April 15, 2016		€10,519,294.17
5.48% Commercial Fixed	December 23, 2005 — June 29, 2006	October 15, 2006 — April 15, 2016		€8,043,305.54
4.52% Commercial Fixed	July 21, 2004 — October 17, 2005	April 15, 2009 — October 15, 2018		€376,349.46
4.57% Commercial Fixed	April 15, 2005 — January 17, 2006	April 14, 2011 — October 15, 2020		€30,892,382.82
4.76% Commercial Fixed	April 18, 2006 — July 17, 2006	April 14, 2011 — October 15, 2020		€49,604,196.79
6.315% Commercial Fixed	November 1, 2006 — March 20, 2007	April 15, 2007 — October 15, 2015		£11,820,099.04
5.13% Commercial Fixed	October 15, 2006 — March 20, 2007	April 15, 2007 — October 15, 2015		€104,243.17
5.16% Commercial Fixed	October 15, 2006 — April 16, 2007	April 15, 2009 — October 15, 2018		€9,157,801.09
5.175% Commercial Fixed	January 15, 2007	April 15, 2011 — October 15, 2020		€15,439,310.14
6.28% Commercial Fixed	December 21, 2006	April 15, 2007 — April 15, 2016		£250,644.19
6.28% Commercial Fixed	January 15, 2007	April 15, 2009 — October 15, 2018		£2,084.42
6.61% Commercial Fixed	July 15, 2002 — April 15, 2004	April 15, 2009 — October 15, 2018		$15,989,004.80
6.65% Commercial Fixed	June 22, 2007	April 15, 2011 — October 15, 2020		$43,016,242.45
6.65% Commercial Fixed	June 22, 2007	October 15, 2010 — April 15, 2020		$12,607,309.68
5.98% Commercial Fixed	October 16, 2006	April 15, 2011 — October 15, 2020		$20,345,980.35
5.98% Commercial Fixed	October 16, 2006	October 15, 2010 — April 15, 2020		$5,895,046.37
5.475% Commercial Fixed	June 27, 2007 — September 27, 2007	October 15, 2007 — October 15, 2015		€248,364.96
5.515% Commercial Fixed	July 24, 2007	April 15, 2009 — October 15, 2018		€5,023,666.96
4.93% Commercial Fixed	April 16, 2007	April 15, 2009 — October 15, 2018		€1,841,494.23
5.29% Commercial Fixed	June 25, 2007 — July 24, 2007	April 15, 2009 — October 15, 2018	SEK	68,030,136.94
4.64% Commercial Fixed	November 26, 2007 — December 20, 2007	April 15, 2008 — April 15, 2016		$12,456,343.31
6.50% Commercial Fixed	April 16, 2007	April 15, 2009 — October 15, 2018		£31,968.25
5.18% Commercial Fixed	May 15, 2007 — October 15, 2007	April 15, 2011 — October 15, 2020		€14,050,115.59
6.66% Commercial Fixed	October 15, 2007	April 15, 2011 — October 15, 2020		$19,404,475.30

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
6.75% Commercial Fixed	July 31, 2008	April 15, 2011 — October 15, 2020		$42,451,862.53
6.50% Commercial Fixed	September 16, 2008	April 15, 2011 — October 15, 2020		$27,641,040.73
5.34% Commercial Fixed	May 15, 2007 — October 15, 2007	April 15, 2011 — October 15, 2020	SEK	212,091,398.38
5.64% Commercial Fixed	October 15, 2007	April 15, 2011 — October 15, 2020	SEK	197,933,163.19
6.06% Commercial Fixed	July 31, 2008	April 15, 2011 — October 15, 2020	SEK	407,675,520.55
5.79% Commercial Fixed	September 16, 2008	April 15, 2011 — October 15, 2020	SEK	279,068,740.60
5.45% Commercial Fixed	December 15, 2008	April 15, 2011 — October 15, 2020	SEK	147,449,012.79
5.335% Commercial Fixed	April 15, 2009	April 15, 2011 — October 15, 2020	SEK	5,383,527.67
Variable — CIRR Libor +0.40	April 17, 2001 — July 17, 2009	October 15, 2001 — April 15, 2010	XAU	51,154.205
	November 26, 2006 — March 5, 2008	April 15, 2008 — October 15, 2016		£4,113,141.73
	July 31, 2008	April 15, 2009 — October 15, 2018		£11,771.78
	June 17, 2008	October 15, 2008 — April 15, 2016		£3,406,516.02
	July 31, 2008 — August 18, 2008	April 15, 2009 — October 15, 2016	SEK	556,326.64
	July 24, 2007	April 15, 2009 — October 15, 2018		€15,541.55
	December 4, 2008 — March 24, 2009	April 15, 2009 — October 15, 2018	SEK	500,349,027.33
	March 19, 2008 — June 17, 2008	April 15, 2008 — April 15, 2016		$6,847,281.05
	June 22, 2007 — August 18, 2008	April 15, 2009 — October 15, 2018		$150,914.70
	December 4, 2008 — March 24, 2009	April 15, 2009 — October 15, 2018		£16,783,697.02
	April 15, 2009 — August 19, 2009	October 15, 2008 — April 15, 2016		£4,134,821.57
	March 13, 2009	April 15, 2009 — April 15, 2016		£451,238.05
	December 4, 2008 — March 19, 2009	April 15, 2009 — October 15, 2018		$38,207,717.65
	April 15, 2009 — August 19, 2009	October 15, 2009 — October 15, 2018		$910,104.85
	April 15, 2009	April 15, 2011 — October 15, 2020		$838,594.36
	April 15, 2009 — August 19, 2009	October 15, 2009 — October 15, 2018	SEK	11,424,196.01

Concessionary loans
Variable-Libor	December 14, 1999 — July 23, 2004	July 15, 2003 — January 15, 2012		$11,233,549.38
Variable-Libor	June 18, 2003 — June 18, 2004	February 15, 2011		$9,438,828.57

Note: —
Commercial Interest Reference Rate (CIRR). The CIRR is determined monthly by the Organization for Economic Cooperation and Development and published on the 14th day of each month. Each CIRR is fixed based on the previous 30-day treasury rate of each currency.

Source: South African National Treasury.
Total External Debt by Currency as of September 30, 2009

Euro		€3,193,693,754
Pound Sterling		£100,049,914
Swedish Krone	SEK	5,765,188,161
US Dollars		$5,687,898,357
Gold Ounces — XAU	XAU	51,154
Yen		¥61,128,960,000

Source:	South African National Treasury.